As filed with the Securities and Exchange Commission on December 18, 2012

Securities Act File No. 333-175701

Investment Company Act File No. 811-21529

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-2

☑  Registration Statement under the Securities Act of 1933

☐  Pre-Effective Amendment No.

☑  Post-Effective Amendment No. 4

and/or

☑  Registration Statement under the Investment Company Act of 1940

☑  Amendment No. 11

(Check Appropriate Box or Boxes)

THE GABELLI GLOBAL UTILITY & INCOME TRUST

(Exact name of Registrant as specified in Charter)

One Corporate Center, Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 422-3554

Bruce N. Alpert

The Gabelli Global Utility & Income Trust

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name and Address of Agent for Service)

Copies to:

Richard Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Sonia K. Kothari, Esq. The Gabelli Global Utility & Income Trust One Corporate Center Rye, New York 10580-1422 (914) 921-5100

Approximate date of proposed public offering:    From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.    ☑

Subject to Completion

Preliminary Prospectus dated December 18, 2012

PROSPECTUS

$100,000,000

The Gabelli Global Utility & Income Trust

Common Shares

Preferred Shares

Notes

Subscription Rights for Common or Preferred Shares

Investment Objectives.    The Gabelli Global Utility & Income Trust (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s investment objective is to seek a consistent level of after-tax total return for its investors with an emphasis currently on tax-advantaged dividend income (whose favorable taxation is scheduled to expire at the end of 2012 unless further legislative action is taken). We cannot assure you that the Fund’s objective will be achieved. Gabelli Funds, LLC (the “Investment Adviser”) serves as investment adviser to the Fund. Under normal market conditions, the Fund invests at least 80% of its assets in equity securities of domestic and foreign companies involved in the “utilities industry” and other industries that are expected to periodically pay dividends. The Fund’s 80% policy is not fundamental and shareholders will be notified if it is changed. Under current tax law, which expires for taxable years beginning after December 31, 2012, dividends on most stocks issued by publicly traded companies may qualify for U.S. federal income taxation at rates applicable to long-term capital gains, which currently are taxed at a maximum rate of 15% in the case of non-corporate taxpayers. Such dividends are referred to in this prospectus as “tax-advantaged qualified dividend income” or “qualifying dividends.” Companies in the “utilities industry” are those companies involved to a substantial extent (i.e., at least 50% of the assets, gross income or net profits of a company is committed to or derived from) in providing (i) products, services or equipment for the generation or distribution of electricity, gas or water, (ii) infrastructure operations such as airports, toll roads and municipal services and (iii) telecommunications services such as telephone, telegraph, satellite, cable, microwave, radiotelephone, mobile communication and cellular, paging, electronic mail, videotext, voice communications, data communications and internet. Under normal market conditions, at least 50% of the Fund’s assets will consist of equity securities of domestic and foreign companies involved to a substantial extent in the “utilities industry.” In making stock selections, the Fund’s Investment Adviser looks for companies that have proven dividend records and sound financial structures. The Fund was organized as a Delaware statutory trust on March 8, 2004 and commenced its investment operations on May 28, 2004. An investment in the Fund is not appropriate for all investors.

We may offer, from time to time, in one or more offerings, our common or preferred shares, each with a par value $0.001 per share (together, “shares”), our promissory notes (“notes”), or our subscription rights to purchase our common or preferred shares, which we refer to collectively as the “securities.” Securities may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in our securities.

Our securities may be offered directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will set forth any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters, or among our underwriters, or the basis upon which such amount may be calculated. The Prospectus Supplement relating to any sale of preferred shares will set forth the liquidation preference and information about the dividend period, dividend rate, any call protection or non-call period and other matters. The Prospectus Supplement relating to any sale of notes will set forth the principal amount, interest rate, interest payment dates, prepayment protection (if any), and other matters. The Prospectus Supplement relating to any offering of subscription rights will set forth the number of common or preferred shares issuable upon the exercise of each right and the other terms of such rights offering. We may offer subscription rights for common shares and preferred shares. We may not sell any of our securities through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of our securities. Our common shares are listed on the NYSE MKT (formerly known as the NYSE Amex) under the symbol “GLU.” On December 17, 2012 the last reported sale price of our common shares was $20.66. The net asset value of the Fund’s common shares at the close of business on December 17, 2012 was $20.49 per share.

Shares of closed-end funds often trade at a discount from net asset value. This creates a risk of loss for an investor purchasing shares in a public offering.

Investing in the Fund’s securities involves risks. See “Risk Factors and Special Considerations” on page 27 for factors that should be considered before investing in securities of the Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities by us through agents, underwriters or dealers unless accompanied by a Prospectus Supplement.

This prospectus sets forth concisely the information about the Fund that a prospective investor should know before investing. You should read this prospectus, which contains important information about the Fund, before deciding whether to invest in the securities, and retain it for future reference. A Statement of Additional Information, dated                 , 2012, containing additional information about the Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference in its entirety into this prospectus. You may request a free copy of our annual and semi-annual reports, request a free copy of the Statement of Additional Information, the table of contents of which is on page 69 of this prospectus, request other information about us and make shareholder inquiries by calling (800) GABELLI (422-3554) or by writing to the Fund, or obtain a copy (and other information regarding the Fund) from the Securities and Exchange Commission’s web site (http://www.sec.gov).

Our securities do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

You should rely only on the information contained or incorporated by reference in this prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

i

PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in our shares. You should review the more detailed information contained in this Prospectus and the Statement of Additional Information, dated             , 2012 (the “SAI”).

The Fund

The Gabelli Global Utility & Income Trust is a closed-end, non-diversified management investment company organized as a Delaware statutory trust on March 8, 2004. Throughout this Prospectus, we refer to The Gabelli Global Utility & Income Trust as the “Fund” or as “we.” See “The Fund.”

The Fund’s outstanding common shares, par value $0.001 per share, are listed on the NYSE MKT (formerly known as the NYSE Amex) under the symbol “GLU.” On December 17, 2012, the last reported sale price of our common shares was $20.66. As of December 17, 2012, the net asset value of the Fund’s common shares was $20.49 per share. As of September 30, 2012, the Fund had outstanding 3,091,318 common shares.

The Offering

We may offer, from time to time, in one or more offerings, our common or preferred shares, $0.001 par value per share, our notes, or our subscription rights to purchase our common or preferred shares or both. The preferred shares may be either fixed rate preferred shares or variable rate preferred shares, which are sometimes referred to as “auction rate” preferred shares. The securities may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). The offering price per share of our common stock will not be less than the net asset value per share of our common stock at the time we make the offering, exclusive of any underwriting commissions or discounts, provided that transferable rights offerings that meet certain conditions may be offered at a price below the then current net asset value. See “Rights Offerings.” You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in our securities. Our securities may be offered directly to one or more purchasers, through agents designated from time to time by us, or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents, underwriters or dealers involved in the sale of our shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters, or among our underwriters, or the basis upon which such amount may be calculated. The Prospectus Supplement relating to any sale of preferred shares will set forth the liquidation preference and information about the dividend period, dividend rate, any call protection or non-call period and other matters. The Prospectus Supplement relating to any sale of notes will set forth the principal amount, interest rate, interest payment dates, prepayment protection (if any), and other matters. The Prospectus Supplement relating to any offering of subscription rights will set forth the number of common or preferred shares issuable upon the exercise of each right and the other terms of such rights offering.

While the aggregate number and amount of securities we may issue pursuant to this registration statement is limited to $100,000,000 of securities, our Board of Trustees (the “Board”) may, without any action by the shareholders, amend our Agreement and Declaration of Trust from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue. We may not sell any of our securities through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering.

Investment Objectives and Policies

The Fund’s investment objective is to seek a consistent level of after-tax total return with an emphasis currently on tax-advantaged qualified dividend income. No assurance can be given that the Fund will achieve its investment objective or that tax-advantaged treatment for qualifying dividends will continue to be available after 2012. The Fund will attempt to achieve its investment objective by investing, under normal market conditions, at least 80% of its assets in (i) equity securities (including common stock, preferred stock, convertible stock and options on these securities) of domestic and foreign companies involved to a substantial extent (i.e., at least 50% of the assets, gross income or net profits of a company is committed to or derived from) in providing (a) products, services or equipment for the generation or distribution of electricity, gas or water, (b) infrastructure operations such as airports, toll roads and municipal services and (c) telecommunications services such as telephone, telegraph, satellite, cable, microwave, radiotelephone, mobile communication and cellular, paging, electronic mail, videotext, voice communications, data communications and internet (collectively, the “Utilities Industry”) and (ii) equity securities (including preferred securities) of companies in other industries, in each case in such securities that are expected to periodically pay dividends. The Fund’s 80% policy is not fundamental and shareholders will be notified if it is changed. In addition, under normal market conditions, at least 50% of the Fund’s assets will consist of equity securities (including preferred securities) of domestic and foreign companies involved to a substantial extent in the Utilities Industry. The remaining Fund assets will generally be invested in other securities that the Investment Adviser views as not being correlated with the Fund’s Utilities Industry investments. Such investments may include convertible securities, securities of issuers subject to reorganization or other risk arbitrage investments, certain derivative instruments including equity contract for difference swap transactions, debt (including obligations of the U.S. Government), and money market instruments. The Fund may invest without limitation in securities of foreign issuers and will generally be invested in securities of issuers located in at least three countries, including the United States. It is anticipated that, under normal market conditions, at least 40% of the Fund’s assets will be invested in foreign securities. Typically, the Fund will not hold any foreign securities of emerging market issuers and, if it does, such securities will not comprise more than 10% of the Fund’s managed assets.

The Fund will invest in securities across all market capitalization ranges. No assurance can be given that the Fund will achieve its investment objective. See “Investment Objectives and Policies.”

The Fund is intended for investors seeking a consistent level of after-tax total return consisting of income (with a current emphasis on qualifying dividends) and long-term capital gain. It is not intended for those who wish to play short-term swings in the stock market.

The Investment Adviser’s investment philosophy with respect to selecting investments in the Utilities Industry is to emphasize quality. The Investment Adviser will seek companies that have proven dividend records and sound financial structures. In addition, in making stock selections, the Fund’s Investment Adviser looks for securities that have a superior yield, as well as capital gains potential. The Investment Adviser seeks to identify assets that are selling in the public market at a discount to their private market value. The Investment Adviser defines private market value as the value informed purchasers are willing to pay to acquire assets with similar characteristics. The Investment Adviser also normally evaluates an issuer’s free cash flow and long-term earnings trends. Finally, the Investment Adviser looks for a catalyst, something indigenous to the company, its industry or country that will surface additional value.

Preferred Shares

The terms of each series of preferred shares may be fixed by the Board and may materially limit and/or qualify the rights of holders of the Fund’s common shares. If the Fund’s Board determines that it may be advantageous to the holders of the Fund’s common shares for the Fund to utilize additional leverage, the Fund may issue series of fixed rate preferred shares (“Fixed Rate Preferred Shares”) or series of variable rate preferred shares (“Variable Rate Preferred Shares”). Any Fixed Rate Preferred Shares or Variable Rate Preferred Shares issued by the Fund will pay, as applicable, distributions at a fixed rate or at rates that will be reset based on changes in certain interest rates. Leverage creates a greater risk of loss as well as a potential for more gains for the common shares than if leverage were not used. See “Risk Factors and Special Considerations—Leverage Risk.” The Fund may also determine in the future to issue other forms of senior securities, such as securities representing debt, subject to the limitations of the 1940 Act. The Fund may also engage in investment management techniques which will not be considered senior securities if the Fund establishes a segregated account with cash or other liquid securities or sets aside assets on the accounting records equal to the Fund’s obligations in respect of such techniques. The Fund may also borrow money, to the extent permitted by the 1940 Act.

Dividends and Distributions

Preferred Shares Distributions.    In accordance with the Fund’s Agreement and Declaration of Trust and By-laws (together with any amendments or supplements thereto, including any Statement of Preferences of the Fund establishing a series of preferred shares (the “Statement of Preferences” and together with the Agreement and Declaration of Trust, the “Governing Documents”), all preferred shares of the Fund must have the same seniority with respect to distributions. Accordingly, no full distribution will be declared or paid on any series of preferred shares of the Fund for any dividend period, or part thereof, unless full cumulative dividends and distributions due through the most recent dividend payment dates for all series of outstanding preferred shares of the Fund are declared and paid. If full cumulative distributions due have not been declared and made on all outstanding preferred shares of the Fund, any distributions on such preferred shares will be made as nearly pro rata as possible in proportion to the respective amounts of distributions accumulated but unmade on each such series of preferred shares on the relevant dividend payment date.

In the event that for any calendar year the total distributions on the Fund’s preferred shares exceed the Fund’s ordinary income and net capital gain allocable to such shares, the excess distributions will generally be treated as a tax-free return of capital (to the extent of the shareholder’s tax basis in the shares) or capital gains. Any return of capital that is a component of a distribution is not sourced from realized or unrealized profits of the Fund and that portion should not be considered by investors as yield or total return on their investment in the Fund. Preferred shareholders who periodically receive the payment of a dividend or other distribution which may consist of a return of capital may be under the impression that they are receiving net profits when they are not. Preferred shareholders should not assume that the source of a distribution from the Fund is net profit. The amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in the preferred shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the shares. The composition of each distribution is estimated based on the earnings of the Fund as of the record date for each distribution. The actual composition of each of the current year’s distributions will be based on the Fund’s investment activity through the end of the calendar year.

Fixed Rate Preferred Shares.    Distributions on fixed rate preferred shares, at the applicable annual rate of the per share liquidation preference, are cumulative from the original issue date and are payable, when, as and if declared by the Board of Trustees of the Fund, out of funds legally available therefor.

Variable Rate Preferred Shares.    The holders of variable rate preferred shares are entitled to receive cash distributions, stated at annual rates of the applicable per share liquidation preference, that vary from dividend period to dividend period.

Common Shares Distributions.    In order to allow its common shareholders to realize a predictable, but not assured, level of cash flow and some liquidity periodically on their investment without having to sell shares, the Fund has adopted a managed distribution policy, which may be changed at any time by the Board, of paying a minimum annual distribution of 6% of the initial public offering price of $20.00 per share to common shareholders. In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of its stated distribution in a given year, the Fund may return capital as part of such distribution, which may have the effect of decreasing the asset coverage per share with respect to the Fund’s preferred shares. Any return of capital should not be considered by investors as yield or total return on their investment in the Fund. Common shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Common shareholders should not assume that the source of a distribution from the Fund is net profit. For the fiscal year ended December 31, 2011, the Fund made distributions of $1.20 per common share, approximately $0.21 of which constituted a return of capital. For the years ending December 31, 2011, December 31, 2010 and December 31, 2009, a portion of the distributions to common shareholders has constituted a return of capital. The Fund has made monthly distributions with respect to its common shares since September 2004. The composition of each distribution is estimated based on the earnings of the Fund as of the record date for each distribution. The actual composition of each of the current year’s distributions will be based on the Fund’s investment activity through the end of the calendar year.

Payment on Notes

Under applicable state law and our Agreement and Declaration of Trust, we may borrow money without prior approval of holders of common and preferred stock. We may issue debt securities, including notes, or other evidence of indebtedness and may secure any such notes or borrowings by mortgaging, pledging or otherwise subjecting as security our assets to the extent permitted by the 1940 Act or rating agency guidelines. Any borrowings, including without limitation the notes, will rank senior to the preferred shares and the common shares. The prospectus supplement will describe the interest payment provisions relating to notes. Interest on notes will be payable when due as described in the related prospectus supplement. If we do not pay interest when due, it will trigger an event of default and we will be restricted from declaring dividends and making other distributions with respect to our common shares and preferred shares.

Use of Proceeds

The Fund will use the net proceeds from the offering to purchase portfolio securities in accordance with its Investment Objectives and Policies. The Investment Adviser anticipates that the investment of the proceeds will be made as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Depending on market conditions and operations, a portion of the proceeds may be used to pay distributions. See “Use of Proceeds.”

Exchange Listing

The Fund’s outstanding common shares are listed on the NYSE MKT, under the trading or “ticker” symbol “GLU.” See “Description of the Securities.” Any series of Fixed Rate Preferred Shares or subscription rights issued by the Fund would also likely be listed on the NYSE MKT. Any series of Variable Rate Preferred Shares would likely not be listed on an exchange.

Risk Factors and Special Considerations

Risk is inherent in all investing. Therefore, before investing in the Fund’s shares, you should consider the risks carefully.

Dilution.    Shareholders who do not exercise their subscription rights may, at the completion of such an offering, own a smaller proportional interest in the Fund than if they exercised their subscription rights. As a result of such an offering, a shareholder may experience dilution in net asset value per share if the subscription price per share is below the net asset value per share on the expiration date. If the subscription price per share is below the net asset value per share of the Fund’s shares on the expiration date, a shareholder will experience an immediate dilution of the aggregate net asset value of such shareholder’s shares if the shareholder does not participate in such an offering and the shareholder will experience a reduction in the net asset value per share of such shareholder’s shares whether or not the shareholder participates in such an offering. The Fund cannot state precisely the extent of this dilution (if any) if the shareholder does not exercise such shareholder’s subscription rights because the Fund does not know what the net asset value per share will be when the offer expires or what proportion of the Rights will be exercised.

There is also a risk that the Fund’s largest shareholders, record date shareholders of more than 5% of the outstanding shares of common stock of the Fund, may increase their percentage ownership of the Fund through the exercise of the primary subscription and over-subscription privilege.

Industry Concentration Risk.    Under normal market conditions, the Fund invests at least 50% of its assets in foreign and domestic companies in the Utilities Industry (as described under “Investment Objective and Policies”). As a result of this policy of concentrating its investments in a particular industry, the net asset value of the Fund will be more susceptible to factors affecting those particular types of companies, such as government regulation, inflation, cost increases in fuel and other operating expenses, technological innovations that may render existing products and equipment obsolete, and increasing interest rates resulting in high interest costs on borrowings needed for product development, capital investment and construction programs, including costs associated with compliance with environmental and other regulations. In addition, the Fund’s concentration policy may subject it to greater risk of market fluctuation than a fund that had securities representing a broader range of investment alternatives. See “Risk Factors and Special Considerations— Industry Risk.”

Leverage Risk.    The Fund may use financial leverage for investment purposes by issuing preferred shares or notes. If the Fund does use leverage, the Fund’s capital structure would create special risks not associated with unleveraged funds having a similar investment objective and policies. These include the possibility of greater loss and the likelihood of higher volatility of the net asset value of the Fund and the asset coverage for the preferred shares. Such volatility may increase the likelihood of the Fund having to sell investments in order to meet its obligations to make distributions on the preferred shares or principal or interest payments on debt securities, or to redeem preferred shares or repay debt, when it may be disadvantageous to do so. The use of leverage magnifies both the favorable and unfavorable effects of price movements in the investments made by the Fund. To the extent that the Fund determines to employ leverage in its investment operations, the Fund will be subject to substantial risk of loss. The Fund cannot assure you that borrowings or the issuance of preferred shares will result in a higher yield or return to the holders of the common shares. Also, if the Fund utilizes leverage, a decline in net asset value could affect the ability of the Fund to make common share distributions and such a failure to make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Code.

The issuance of preferred shares or notes causes the net asset value and market value of the common shares to become more volatile. If the interest rate on the notes or the dividend rate on the preferred shares approaches the net rate of return on the Fund’s investment portfolio, the benefit of leverage to the holders of the common shares would be reduced. If the interest rates on the notes or the dividend rate on the preferred shares plus the management fee annual rate of 1.00% (as applicable) exceeds the net rate of return on the Fund’s portfolio, the leverage will result in a lower rate of return to the holders of common shares than if the Fund had not issued preferred shares or notes.

Any decline in the net asset value of the Fund’s investments would be borne entirely by the holders of common shares. Therefore, if the market value of the Fund’s portfolio declines, the leverage will result in a greater decrease in net asset value to the holders of common shares than if the Fund were not leveraged. This greater net asset value decrease will also tend to cause a greater decline in the market price for the common shares. The Fund might be in danger of failing to maintain the required asset coverage of the notes or preferred shares or of losing its ratings on the preferred shares or notes or, in an extreme case, the Fund’s current investment income might not be sufficient to meet the distribution requirements on the preferred shares or notes. In order to counteract such an event, the Fund might need to liquidate investments in order to fund redemption of some or all of the preferred shares or notes.

In addition, the Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares or notes, including any additional advisory fees on the incremental assets attributable to such preferred shares or notes. Holders of preferred shares may have different interests than holders of common shares and at times may have disproportionate influence over the Fund’s affairs. In the event the Fund fails to maintain the specified level of asset coverage of any notes outstanding, the holders of the preferred shares will have the right to elect a majority of the Fund’s trustees. In addition, holders of preferred shares, voting separately as a single class, have the right to elect two members of the Board of Trustees at all times and in the event dividends become in arrears for two full years would have the right (subject to the rights of noteholders) to elect a majority of the Trustees until the arrearage is completely eliminated. In addition, preferred shareholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion of the Fund to open-end status, and accordingly can veto any such changes. See “Risk Factors and Special Considerations—Special Risks to Holders of Common Shares—Leverage Risk.”

Special Risks to Holders of Notes.    An investment in our notes is subject to special risks. Our notes are not likely to be listed on an exchange or automated quotation system. We cannot assure you that any market will exist for our notes or if a market does exist, whether it will provide holders with liquidity. Broker-dealers that maintain a secondary trading market for the notes are not required to maintain this market, and the Fund is not required to redeem notes if an attempted secondary market sale fails because of a lack of buyers. To the extent that our notes trade, they may trade at a price either higher or lower than their principal amount depending on interest rates, the rating (if any) on such notes and other factors. See “Risk Factors and Special Considerations—Special Risks to Holders of Notes.”

Special Risks to Holders of Preferred Shares.    Prior to any offering, there will be no public market for Fixed Rate Preferred Shares. In the event any series of Fixed Rate Preferred Shares are issued, we expect to apply to list such shares on a national securities exchange, which will likely be the NYSE MKT. However, during an initial period, which is not expected to exceed 30 days after the date of its initial issuance, such shares may not be listed on any securities exchange. During such period, the underwriters may make a market in such shares, although they will have no obligation to do so. Consequently, an investment in such shares may be illiquid during such period. Shares of Fixed Rate Preferred may trade at a premium to or discount from liquidation value for various reasons, including changes in interest rates.

Special Risk to Holders of Subscription Rights.    There is a risk that changes in market conditions may result in the underlying common or preferred shares purchaseable upon exercise of the subscription rights being less attractive to investors at the conclusion of the subscription period. This may reduce or eliminate the value of the subscription rights. Investors who receive subscription rights may find that there is no market to sell rights they do not wish to exercise. If investors exercise only a portion of the rights, the number of common or preferred shares issued may be reduced, and the common or preferred shares may trade at less favorable prices than larger offerings for similar securities.

Tax Risk.    The Fund has qualified, and intends to remain qualified, for federal income tax purposes as a regulated investment company.

Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the common shares if the Fund fails to satisfy the 1940 Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. The Fund presently intends, however, to purchase or redeem preferred shares to the extent necessary in order to maintain compliance with such asset coverage requirements. See “Taxation” for a more complete discussion of these and other federal income tax considerations. We cannot assure you what percentage of the distributions paid on the common shares, if any, will consist of tax-advantaged qualified dividend income or long-term capital gains or what the tax rates on various types of income will be in future years. The favorable rates on qualifying dividends and capital gains are currently scheduled to increase for income received or gains realized in taxable years beginning after December 31, 2012. See “Risk Factors and Special Considerations—Tax Risk.”

Foreign Securities Risk.    Subject to the Fund’s other policies including investing at least 50% of its assets in the Utilities Industry, the Fund may invest without limitation in securities of foreign issuers and will generally be invested in securities of issuers located in at least three countries, including the United States. Investing in securities of foreign companies (or foreign governments), which are generally denominated in foreign currencies, may involve certain risks and opportunities not typically associated with investing in domestic companies. Foreign companies generally are not subject to the same accounting, auditing and financial standards and requirements as those applicable to U.S. companies.

Typically, the Fund will not hold any foreign securities of emerging market issuers and, if it does, such securities will not comprise more than 10% of the Fund’s managed assets. Investing in securities of companies in emerging markets may entail special risks relating to potential political and economic instability and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment, the lack of hedging instruments and restrictions on repatriation of capital invested. Emerging securities markets are substantially smaller, less developed, less liquid and more volatile than the major securities markets. The limited size of emerging securities markets and limited trading value compared to the volume of trading in U.S. securities could cause prices to be erratic for reasons apart from factors that affect the quality of the securities. For example, limited market size may cause prices to be unduly influenced by traders who control large positions. Adverse publicity and investors’ perceptions, whether or not based on fundamental analysis, may decrease the value and liquidity of portfolio securities, especially in these markets. Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates and corresponding currency devaluations have had and may continue to have negative effects on the economies and securities markets of certain emerging market countries. See “Risk Factors and Special Considerations—Foreign Securities Risk.”

Foreign Currency Risk.    The Fund expects to invest in companies whose securities are denominated in currencies other than U.S. dollars or have operations outside of the U.S. In such instances, the Fund will be exposed to currency risk, including the risk of fluctuations in the exchange rate between U.S. dollars (in which the Fund’s shares are denominated) and such foreign currencies and the risk of currency devaluations. Certain non- U.S. currencies, primarily in developing countries, have been devalued in the past and might face devaluation in the future. Currency devaluations generally have a significant and adverse impact on the devaluing country’s economy in the short and intermediate term and on the financial condition and results of companies’ operations in that country. Currency devaluations may also be accompanied by significant declines in the values and liquidity of equity and debt securities of affected governmental and private sector entities generally. To the extent that affected companies have obligations denominated in currencies other than the devalued currency, those companies may also have difficulty in meeting those obligations under such circumstances, which in turn could have an adverse effect upon the value of the Fund’s investments in such companies. There can be no assurance that current or future developments with respect to foreign currency devaluations will not impair the Fund’s investment flexibility, its ability to achieve its investment objective or the value of certain of its foreign currency denominated investments. See “Risk Factors and Special Considerations—Foreign Currency Risk.”

Equity Risk.    A principal risk of investing in the Fund is equity risk, which is the risk that the securities held by the Fund will fall in market value due to adverse market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate and the particular circumstances and performance of particular companies whose securities the Fund holds. An investment in the Fund represents an indirect investment in the securities owned by the Fund, which are for the most part traded on securities exchanges or in the over-the-counter markets. The market value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The net asset value of the Fund may at any point in time be worth less than the amount at the time the shareholder invested in the Fund, even after taking into account any reinvestment of distributions. See “Risk Factors and Special Considerations—Equity Risk.”

Dependence on Key Personnel.    The Investment Adviser is dependent upon the expertise of Mr. Mario J. Gabelli in providing investment advisory services with respect to the Fund’s investments. If the Investment Adviser were to lose the services of Mr. Gabelli, its ability to service the Fund could be adversely affected. There can be no assurance that a suitable replacement could be found for Mr. Gabelli in the event of his death, resignation, retirement or inability to act on behalf of the Investment Adviser. See “Risk Factors and Special Considerations—Dependence on Key Personnel.”

Market Discount Risk.    The Fund is a non-diversified, closed-end management investment company. Shares of closed-end funds are bought and sold in the securities markets and may trade at either a premium to or discount from net asset value. Listed shares of closed-end investment companies often trade at discounts from net asset value. This characteristic of shares of a closed-end fund is a risk separate and distinct from the risk that its net asset value may decrease. The Fund cannot predict whether its listed shares will trade at, below or above net asset value. See “Risk Factors and Special Considerations—Market Discount Risk.”

Long-Term Objective; Not a Complete Investment Program.    The Fund is intended for investors seeking a consistent level of after-tax total return consisting of income (with a current emphasis on qualifying dividends) and long-term capital gains. The Fund is not meant to provide a vehicle for those who wish to play short-term swings in the stock market. An investment in shares of the Fund should not be considered a complete investment program. Each shareholder should take into account the Fund’s investment objective as well as the shareholder’s other investments when considering an investment in the Fund. See “Risk Factors and Special Considerations—Long-term Objective; Not a Complete Investment Program.”

Common Shares Distribution Policy Risk.    The Board has adopted a distribution policy, which may be changed at any time, to pay monthly distributions on the Fund’s common shares equal to an annual rate of 6% of the initial public offering price of $20.00 per share. To the extent its total distributions for a year exceed its net investment company taxable income and net realized capital gain for that year, the excess would generally constitute a return of capital. This would have the effect of decreasing the asset coverage per share with respect to any preferred shares, and may adversely affect their liquidity or market value. Return of capital distributions are generally tax-free up to the amount of a shareholder’s tax basis in the shares and thereafter are treated as capital gains and should not be considered by investors as an element of yield or total return on their investment in the Fund. See “Taxation.” In addition, such excess distributions will decrease the Fund’s total assets and may increase the Fund’s expense ratio. In order to make such distributions, the Fund may have to sell a portion of its investment portfolio at a time when independent investment judgment may not dictate such action. See “Risk Factors and Special Considerations—Common Shares Distribution Policy Risk.”

Management Risk.    The Fund is subject to management risk because it is an actively managed portfolio. The Investment Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. See “Risk Factors and Special Considerations—Management Risk.”

Distribution Risk for Equity Income Portfolio Securities.    The Fund will invest a portion of its assets in the shares of issuers that pay dividends. Such dividends are not guaranteed and in the event an issuer does not realize sufficient income in a particular period to both service its liabilities and to pay dividends, it may forgo paying dividends. See “Risk Factors and Special Considerations—Distribution Risk for Equity Income Portfolio Securities.”

Special Risks Related to Investing in Preferred Securities.    Special risks associated with investing in preferred securities include deferral of distributions or dividend payments, in some cases the right of an issuer never to pay missed dividends, subordination, illiquidity, limited voting rights and redemption by the issuer. Because the Fund has no limit on its investment in non-cumulative preferred securities, the amount of distributions the Fund pays may be adversely affected if an issuer of a non-cumulative preferred stock held by the Fund determines not to pay dividends on such stock. There is no assurance that dividends or distributions on preferred stock in which the Fund invests will be declared or otherwise made payable. See “Risk Factors and Special Considerations—Special Risks Related to Preferred Securities.”

Income Risk.    The income shareholders receive from the Fund is expected to be based primarily on dividends and interest the Fund earns from its investments, which can vary widely over the short and long-term. If prevailing market interest rates drop, distribution rates of the Fund’s holdings in preferred stock and any bond holdings could decline and shareholders’ income from the Fund could drop as well. The Fund’s income also would likely be affected adversely when prevailing short-term interest rates increase and the Fund is utilizing leverage. See “Risk Factors and Special Considerations—Income Risk.”

Interest Rate Risk.    Interest rate risk is the risk that fixed-income securities, fixed-rate preferred shares, and to a lesser extent common stocks issued by some companies in the Utilities Industry will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such securities generally will fall. The Fund’s investment in such securities means that the net asset value and market price of its outstanding common stock will tend to decline if market interest rates rise. An increase in market interest rates will also generally result in a decrease in the price of any of the Fund’s outstanding preferred shares, although this effect would normally be more pronounced for its fixed rate preferred shares than for its variable rate preferred shares.

During periods of declining interest rates, the issuer of a security may exercise an option to prepay principal earlier than scheduled, forcing the Fund to reinvest in lower yielding securities. This is known as call or prepayment risk. Preferred stock and debt securities frequently have call features that allow the issuer to redeem the securities prior to their stated maturities. An issuer may redeem such a security if the issuer can refinance it at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security’s duration and reduce the value of the security. This is known as extension risk.

Market interest rates for investment grade fixed-income securities of the type in which the Fund will invest have recently declined significantly below the historical average rates for such securities. This decline may have increased the risk that these rates will rise in the future (which would cause the value of the Fund’s assets invested in fixed income securities to decline) and the degree to which asset values may decline in such event; however, historical interest rate levels are not necessarily predictive of future interest rate levels. See “Risk Factors and Special Considerations—Interest Rate Risk.”

Inflation Risk.    Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions thereon can decline. In addition, during any periods of rising inflation, dividend rates of any variable rate preferred shares or debt securities issued by the Fund would likely increase, which would tend to further reduce returns to common shareholders. See “Risk Factors and Special Considerations—Inflation Risk.”

Dilution Risk for Convertible Securities.    In the absence of adequate anti-dilution provisions in a convertible security, dilution in the value of the Fund’s holding may occur in the event the underlying shares are subdivided, additional equity securities are issued for below market value, a stock dividend is declared, or the issuer enters into another type of corporate transaction that has a similar effect. See “Risk Factors and Special Considerations—Dilution Risk for Convertible Securities.”

Value Investing Risk.    The Fund invests in dividend-paying common and preferred stocks in the Utilities Industry that the Investment Adviser believes are undervalued or inexpensive relative to other investments. These types of securities may present risks in addition to the general risks associated with investing in common and preferred stocks. See “Risk Factors and Special Considerations—Value Investing Risk.”

Non-Diversified Status.    As a non-diversified investment company under the 1940 Act, the Fund is not limited in the proportion of its assets that may be invested in securities of a single issuer, and accordingly, an investment in the Fund may, under certain circumstances, present greater risk to an investor than an investment in a diversified company. See “Risk Factors and Special Considerations—Non-Diversified Status.” See also “Taxation.”

Illiquid Securities.    The Fund has no limit on the amount of its net assets it may invest in unregistered or otherwise illiquid investments. Unregistered securities are securities that cannot be sold publicly in the United States without registration under the Securities Act of 1933 (the “Securities Act”). Unregistered securities generally can be resold only in privately negotiated transactions with a limited number of purchasers or in a public offering registered under the Securities Act. Considerable delay could be encountered in either event and, unless otherwise contractually provided for, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of unregistered securities, and at times might make disposition of such securities impossible. See “Risk Factors and Special Considerations—Illiquid Securities.”

Risk Arbitrage.    To the extent consistent with the Fund’s investment objective and policies, the Fund may invest in securities pursuant to “risk arbitrage” strategies or in other investment funds managed pursuant to such strategies. Risk arbitrage strategies attempt to exploit merger activity to capture the spread between current market values of securities and their values after successful completion of a merger, restructuring or similar corporate transaction. A merger or other restructuring or tender or exchange offer anticipated by the Fund and in which it holds an arbitrage position may not be completed on the terms contemplated or within the time frame anticipated, resulting in losses to the Fund. Such losses would be magnified to the extent that the Fund uses leverage to increase its stake in an arbitrage position. See “Risk Factors and Special Considerations—Risk Arbitrage.”

Non-Investment Grade Securities.    The Fund may invest up to 10% of its total assets in fixed income securities rated below investment grade by recognized statistical rating agencies or unrated securities of comparable quality. The prices of these lower grade securities are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade securities. Securities of below investment grade quality—those securities rated below Baa by Moody’s or below BBB by S&P—are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default and are commonly referred to as “junk bonds.” See “Risk Factors and Special Considerations—Non-Investment Grade Securities.”

Loans of Portfolio Securities.    The Fund may seek to earn income by lending portfolio securities to broker-dealers or other institutional borrowers. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the securities loaned if the borrower of the securities violates the terms of the loan or fails financially. See “Risk Factors and Special Considerations—Loans of Portfolio Securities.”

Market Disruption and Geopolitical Risk.    Geopolitical events, such as terrorist attacks and wars, have led to, and may in the future lead to, increased short-term market volatility and may have long-term effects on U.S. and world economies and markets. The nature, scope and duration of the war and occupation cannot be predicted with any certainty. Similar events in the future or other disruptions of financial markets could affect interest rates, securities exchanges, auctions, secondary trading, ratings, credit risk, inflation, energy prices and other factors relating to the common shares. See “Risk Factors and Special Considerations—Market Disruption and Geopolitical Risk.”

Recent Economic Events.    While the U.S. and global markets had experienced extreme volatility and disruption for an extended period of time beginning in 2007, the markets have more recently witnessed more stabilized economic activity as expectations for an economic recovery increased. However, risks to a robust resumption of growth persist: a weak consumer weighed down by too much debt and continuing joblessness, the growing size of the federal budget deficit and national debt, and the threat of inflation. A return to unfavorable economic conditions could impair the Fund’s ability to execute its investment strategies. See “Risk Factors and Special Considerations—Recent Economic Developments.”

2012 U.S. Federal Budget.    The proposed U.S. federal budget for fiscal year 2012 calls for the elimination of approximately $40 billion in tax incentives widely used by oil, gas and coal companies and the imposition of new fees on certain energy producers. The elimination of such tax incentives and imposition of such fees could adversely affect natural resources companies in which the Fund invests and/or the natural resources sector generally. See “Risk Factors and Special Considerations—2012 U.S. Federal Budget.”

Government Intervention in Financial Markets Risk.    The recent instability in the financial markets has led the U.S. government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state governments and foreign governments, their regulatory agencies or self regulatory organizations may take additional actions that affect the regulation of the securities in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable. Issuers of corporate securities might seek protection under the bankruptcy laws. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objectives. The Investment Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so. See “Risk Factors and Special Considerations—Government Intervention in Financial Markets Risk.”

Anti-takeover Provisions.    The Fund’s governing documents include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to an open-end fund. See “Anti-Takeover Provisions of the Fund’s Governing Documents.”

Management and Fees

Gabelli Funds, LLC serves as the Fund’s Investment Adviser and is compensated for its services and its related expenses at an annual rate of 0.50% of the Fund’s average weekly total assets. The Fund’s total assets for purposes of calculating the level of the management fee will include assets attributable to any outstanding senior securities, such as preferred shares (including the aggregate liquidation preference of any preferred shares and accumulated dividends, if any), or indebtedness, such as notes (including the aggregate principal amount of any such debt securities, plus accrued and unpaid interest thereon). The Investment Adviser had previously agreed to waive its management fee on the incremental assets attributable to senior securities, (none of which has been issued prior to the date of this prospectus) if the effective cost of the senior securities exceeded the total return of the Fund’s common shares. This fee waiver was voluntary and has been discontinued by the Investment Adviser. The Investment Adviser is responsible for administration of the Fund and currently utilizes and pays the fees of a third party sub-administrator. See “Management of the Fund.”

During periods when the Fund has outstanding preferred shares or notes, the fees paid to the Investment Adviser for its services to the Fund will be higher than if the Fund did not issue such securities because such fees will be calculated on the basis of the Fund’s average weekly total assets. Consequently, the Fund and the Investment Adviser may have differing interests in determining whether to leverage the Fund’s assets by issuing such securities. The Board will monitor this potential conflict.

A discussion regarding the basis for the Board’s approval of the continuation of the investment advisory contract of the Fund is available in the Fund’s semi-annual report to shareholders dated June 30, 2012.

Repurchase of Common Shares

The Fund’s Board has authorized the Fund to repurchase its common shares in the open market when the common shares are trading at a discount of 10% or more from net asset value (or such other percentage as the Board may determine from time to time). The Fund Manager has discretion as to whether or not he wants to repurchase common shares if they are trading at the required discount. Such repurchases are subject to certain notice and other requirements under the 1940 Act. See “Repurchase of Common Shares.

Anti-Takeover Provisions

Certain provisions of the Fund’s Governing Documents may be regarded as “anti-takeover” provisions. Pursuant to these provisions, only one of three classes of Trustees is elected each year, and the affirmative vote of the holders of 75% of the outstanding shares of the Fund are necessary to authorize the conversion of the Fund from a closed-end to an open-end investment company. The overall effect of these provisions is to render more difficult the accomplishment of a merger with, or the assumption of control by, a principal shareholder. These provisions may have the effect of depriving Fund common shareholders of an opportunity to sell their shares at a premium to the prevailing market price. See “Anti-Takeover Provisions of the Fund’s Governing Documents.”

Custodian, Transfer Agent, Auction Agent and Dividend Disbursing Agent

State Street Bank and Trust Company, located at One Heritage Drive, Palmer 2N, North Quincy, Massachusetts 02171, serves as the custodian of the Fund’s assets pursuant to a custody agreement. Under the custody agreement, the Custodian holds the Fund’s assets in compliance with the 1940 Act. For its services, the Custodian receives a monthly fee based upon the month end value of the total assets of the Fund, plus certain charges for securities transactions.

Computershare Trust Company, N.A. (“Computershare”), located at P.O. Box 43010, Providence, Rhode Island 02940, serves as the Fund’s dividend disbursing agent, as agent under the Fund’s automatic dividend reinvestment and voluntary cash purchase plan (the “Plan”) and as transfer agent and registrar with respect to the common shares and preferred shares of the Fund.

USE OF PROCEEDS

The Investment Adviser expects that it will initially invest the proceeds of the offering in high quality short-term debt securities and instruments. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from this offering, may be used to pay distributions in accordance with the Fund’s distribution policy.

SUMMARY OF FUND EXPENSES

The following table shows the Fund’s expenses, including preferred shares offering expenses, as a percentage of net assets attributable to common shares.

Shareholder Transaction Expenses
Sales Load (as a percentage of offering price)	2.08	%(1)
Offering Expenses Borne by the Fund (excluding Preferred Shares Offering Expenses) (as a percentage of offering price)	0.34	%(1)
Dividend Reinvestment Plan Fees	None	(2)
Preferred Shares Offering Expenses Borne by the Fund (as a percentage of net assets attributable to common shares)	0.34	%(3)

	Percentage of Net Assets Attributable to Common Shares
Annual Expenses
Management Fees	0.72	%(4)
Interest on Borrowed Funds	None
Other Expenses	0.60	%(4)
Total Annual Expenses	1.32%
Dividends on Preferred Shares	2.65	%(5)
Total Annual Expenses and Dividends on Preferred Shares	3.97%

(1)	Estimated maximum amount based on offering of $50 million in common shares and $50 million in preferred shares. The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

(2)	Shareholders participating in the Fund’s Automatic Dividend Reinvestment Plan do not incur any additional fees. Shareholders participating in the Voluntary Cash Purchase Plan would pay $0.75 plus their pro rata share of brokerage commissions per transactions to purchase shares and $2.50 plus their pro rata share of brokerage commissions per transaction to sell shares. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.”

(3)	Assumes issuance of $50 million in liquidation preference of fixed rate preferred shares and net assets attributable to common shares of $113 million (which includes issuance of $50 million in common shares). The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

(4)	The Investment Adviser’s fee is 0.50% annually of the Fund’s average weekly net assets, plus assets attributable to any outstanding senior securities, with no deduction for the liquidation preference of any outstanding preferred shares or the principal amount of any outstanding notes. Consequently, if the Fund has preferred shares or notes outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common shares will be higher than if the Fund does not utilize a leveraged capital structure. “Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.

(5)	Dividends on Preferred Shares represent the distributions that would be made assuming $50 million of preferred shares is issued with a fixed dividend rate of 6.00%. There can, of course, be no guarantee that any preferred shares would be issued or, if issued, the terms thereof.

The purpose of the table above and the example below is to help you understand all fees and expenses that you, as a holder of common shares, would bear directly or indirectly.

The following example illustrates the expenses (including the maximum estimated sales load of $10 and estimated offering expenses of $3.42 from the issuance of $50 million in common shares) you would pay on a $1,000 investment in common shares, assuming a 5% annual portfolio total return.* The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses incurred	$53	$133	$214	$426

*	The example should not be considered a representation of future expenses. The example is based on total Annual Expenses and Dividends on Preferred Shares shown in the table above and assumes that the amounts set forth in the table do not change and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The example includes Dividends of Preferred Shares. If Dividends on Preferred Shares were not included in the example calculation, the expense would be as follows (based on the same assumptions as above).

	1 Year	3 Years	5 Years	10 Years
Total Expenses incurred	$27	$55	$85	$170

FINANCIAL HIGHLIGHTS

The selected data below sets forth the per share operating performance and ratios for the period presented. The financial information was derived from and should be read in conjunction with the Financial Statements of the Fund and Notes thereto, which are incorporated by reference into this Prospectus and the SAI. The financial information for the fiscal year ended December 31, 2011, 2010, 2009, 2008 and 2007 has been audited by PricewaterhouseCoopers LLP (“PwC”), the Fund’s independent registered public accounting firm, whose unqualified report on such Financial Statements is incorporated by reference into the SAI. The financial information for the six months ended June 30, 2012 has been derived from unaudited financial data. Interim results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

Selected data for a common share of beneficial interest outstanding throughout each period.

	Six Months Ended June 30,		Year Ended December 31,
	2012		2011	2010	2009	2008	2007
Operating Performance:
Net asset value, beginning of period	$20.57		$20.49	$19.87	$18.50	$25.50	$24.52

Net investment income	0.29		0.57	0.48	0.48	0.47	0.45
Net realized and unrealized gain/(loss) on investments, swap contracts, and foreign currency transactions	0.18		0.71	1.34	2.09	(6.27)	2.06

Total from investment operations	0.47		1.28	1.82	2.57	(5.80)	2.51

Distributions to Common Shareholders:
Net investment income	(0.23	)*	(0.60)	(0.67)	(0.52)	(0.55)	(0.30)
Net realized gain	(0.37	)*	(0.39)	(0.02)	—	(0.48)	(1.23)
Return of capital	—		(0.21)	(0.51)	(0.68)	(0.17)	—

Total distributions to common shareholders	(0.60)		(1.20)	(1.20)	(1.20)	(1.20)	(1.53)

Capital Share Transactions:
Increase in net asset value from common share transactions	—		0.00 (a)	—	—	—	—
Contribution from Adviser	—		—	—	—	0.00 (a)	—

Total capital share transactions	—		0.00 (a)	—	—	0.00 (a)	—

Net Asset Value, End of Period	$20.44		$20.57	$20.49	$19.87	$18.50	$25.50

NAV total return†	2.36%		6.39%	9.60%	14.92%	(23.30)%	10.46%

Market value, end of period	$20.44		$21.08	$20.31	$19.42	$15.90	$23.05

Investment total return††	(0.11)%		10.12%	11.24%	31.31%	(26.43)%	11.29%

Ratios to Average Net Assets and Supplemental Data:
Net assets, end of period (in 000’s)	$63,106		$63,334	$62,981	$60,694	$56,422	$77,778
Ratio of net investment income to average net assets	2.89	%(b)	2.75%	2.46%	2.70%	2.15%	1.82%
Ratio of operating expenses to average net assets	1.30	%(b)	1.36%	1.65%	1.61%	1.54%	1.55%
Portfolio turnover rate†††	3.3%		5.9%	7.8%	9.5%	24.3%	16.7%

†	Based on net asset value per share, adjusted for reinvestment of distributions at the net asset value per share on the ex-dividend dates. Total return for a period of less than one year is not annualized.

††	Based on market value per share, adjusted for reinvestment of distributions at prices determined under the Fund’s dividend reinvestment plan. Total return for a period of less than one year is not annualized.

†††	Effective in 2008, a change in accounting policy was adopted with regard to the calculation of the portfolio turnover rate to include cash proceeds due to mergers. Had this policy adopted retroactively, the portfolio turnover rate for the year ended December 31, 2007 would have been 35.0%.

*	Based on year to date book income. Amounts are subject to change and recharacterization at year end.

(a)	Amount represents less than $0.005 per share.

(b)	Annualized.

THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund was organized as a Delaware statutory trust on March 8, 2004. The Fund commenced its investment operations on May 28, 2004. The Fund’s principal office is located at One Corporate Center, Rye, New York 10580-1422.

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Fund’s investment objective is to seek a consistent level of after-tax total return over the long-term with an emphasis currently on qualifying dividends. The Fund will attempt to achieve its investment objective by investing, under normal market conditions, at least 80% of its assets in (i) equity securities (including common stock, preferred stock, convertible stock and options on these securities) of domestic and foreign companies involved to a substantial extent (i.e., at least 50% of the assets, gross income or net profits of a company is committed to or derived from) in providing (a) products, services or equipment for the generation or distribution of electricity, gas or water and (b) infrastructure operations such as airports, toll roads and municipal services and telecommunications services such as telephone, telegraph, satellite, cable, microwave, radiotelephone, mobile communication and cellular, paging, electronic mail, videotext, voice communications, data communications and internet (collectively, the “Utilities Industry”) and (ii) in equity securities (including preferred securities) of companies in other industries, in each case in such securities that are expected to periodically pay dividends. The Fund’s 80% policy is not fundamental and shareholders will be notified if it is changed. In addition, under normal market conditions, at least 50% of the Fund’s assets will consist of equity securities (including preferred securities) of domestic and foreign companies involved to a substantial extent (i.e., at least 50% of the assets, gross income or net profits of a company is committed to or derived from) in the Utilities Industry. The remaining Fund assets will generally be invested in other securities that the Investment Adviser views as not being correlated with the Fund’s Utilities Industry investments. Such investments may include convertible securities, securities of issuers subject to reorganization or other risk arbitrage investments, certain derivative instruments, debt (including obligations of the U.S. Government) and money market instruments.

No assurance can be given that the Fund’s investment objective will be achieved.

Investment Methodology of the Fund

In selecting securities for the Fund, the Investment Adviser normally will consider the following factors, among others:

•

the Investment Adviser’s own evaluations of the private market value (which is defined below), cash flow, earnings per share and other fundamental aspects of the underlying assets and business of the company;

•	the potential for capital appreciation of the securities;

•	the interest or dividend income generated by the securities;

•	the prices of the securities relative to other comparable securities;

•	whether the securities are entitled to the benefits of call protection or other protective covenants;

•	the existence of any anti-dilution protections or guarantees of the security; and

•	the number and size of investments of the portfolio.

The Investment Adviser’s investment philosophy with respect to debt and equity securities is to identify assets that are selling in the public market at a discount to their private market value. The Investment Adviser defines private market value as the value informed purchasers are willing to pay to acquire assets with similar characteristics. The Investment Adviser also normally evaluates an issuer’s free cash flow and long-term earnings trends. Finally, the Investment Adviser looks for a catalyst, something indigenous to the company, its industry or country that will surface additional value.

Certain Investment Practices

Utilities Industry Concentration.    Under normal conditions, the Fund will invest at least 50% of its assets in foreign and domestic companies involved to a substantial extent in the Utilities Industry. See “Risk Factors and Special Considerations—Industry Risks.”

Tax-Advantaged Qualified Dividends.    The Fund’s investments will emphasize securities that will pay what under current law through 2012 are tax-advantaged qualified dividends. For the Fund to receive tax-advantaged qualified dividends, the Fund must, in addition to other requirements, hold the otherwise qualified stock for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of preferred stock, more than 91 days during the 181-day period beginning 90 days before the ex-dividend date). The “ex-dividend date” is the date which is established by a stock exchange (usually two business days before the record date) whereby the owner of a security at the commencement of such date is entitled to receive the next issued dividend payment for such security, even if the security is sold by such owner on the ex-dividend date or thereafter. In addition, for dividends to be tax-advantaged qualified dividends, the Fund cannot have an option to sell or be under a contractual obligation to sell (pursuant to a short sale or otherwise) substantially identical stock or securities. Accordingly, the Fund’s writing of call options may, depending on the terms of the option, adversely impact the Fund’s ability to pay tax-advantaged qualified dividends. For an individual shareholder to be taxed at the rates applicable to tax-advantaged qualified dividends on dividends received from the Fund that are attributable to tax-advantaged qualified dividends received by the Fund, the shareholder must hold its common shares for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date for the Fund’s common shares (or, in the case of preferred stock, more than 91 days during the 181-day period beginning 90 days before the ex-dividend date for the Fund’s preferred shares). Consequently, short-term investors in the Fund may not realize the benefits of tax-advantaged qualified dividends. There can be no assurance as to the portion of the Fund’s dividends that will be tax-advantaged. The provisions of the Code applicable to tax-advantaged qualified dividends are currently effective for taxable years beginning on or before December 31, 2012 but may be changed at any time, possibly with retroactive effect. Thereafter, higher tax rates will apply unless further legislative action is taken.

Foreign Securities.    Subject to the Fund’s other policies including investing at least 50% of its assets in the Utilities Industry, the Fund may invest without limit in securities of foreign issuers, which are generally denominated in foreign currencies. The Fund expects to generally be invested in securities of issuers located in at least three countries including the U.S and possibly including developing countries. It is anticipated that, under normal market conditions, at least 40% of the Fund’s assets will be invested in foreign securities. See “Risk Factors and Special Considerations—Foreign Securities.”

The Fund may also purchase sponsored American Depository Receipts (“ADRs”) or U.S. dollar-denominated securities of foreign issuers. ADRs are receipts issued by United States banks or trust companies in respect of securities of foreign issuers held on deposit for use in the United States securities markets.

Income Securities.    Although it is the Fund’s policy to invest in securities of companies in the Utilities Industry to the extent attractive opportunities are available, the Fund may also invest in income securities other than Utilities Industry securities that are expected to periodically accrue or generate income for their holders. Such income securities include (i) fixed income securities such as bonds, debentures, notes, stock, short-term discounted Treasury Bills or certain securities of the U.S. government sponsored instrumentalities, as well as money market mutual funds that invest in those securities, which, in the absence of an applicable exemptive order, will not be affiliated with the Investment Adviser, and (ii) common and preferred stocks of issuers that have historically paid periodic dividends. Fixed income securities obligate the issuer to pay to the holder of the security a specified return, which may be either fixed or reset periodically in accordance with the terms of the security. Fixed income securities generally are senior to an issuer’s common stock and their holders generally are entitled to receive amounts due before any distributions are made to common stockholders. Common stocks, on the other hand, generally do not obligate an issuer to make periodic distributions to holders.

The market value of fixed income securities, especially those that provide a fixed rate of return, may be expected to rise and fall inversely with interest rates and in general is affected by the credit rating of the issuer, the issuer’s performance and perceptions of the issuer in the market place. The market value of callable or redeemable fixed income securities may also be affected by the issuer’s call and redemption rights. In addition, it is possible that the issuer of fixed income securities may not be able to meet its interest or principal obligations to holders. Further, holders of non-convertible fixed income securities do not participate in any capital appreciation of the issuer.

The Fund may also invest in obligations of government sponsored instrumentalities. Unlike non-U.S. government securities, obligations of certain agencies and instrumentalities of the U.S. government, such as the Government National Mortgage Association, are supported by the “full faith and credit” of the U.S. government; others, such as those of the Export-Import Bank of the U.S., are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. government would provide financial support to U.S. government sponsored instrumentalities if it is not obligated to do so by law. Although the Fund may invest in all types of obligations of agencies and instrumentalities of the U.S. government, the Fund currently intends to invest only in obligations that are supported by the “full faith and credit” of the U.S. government.

The Fund also may invest in common stock of issuers that have historically paid periodic dividends or otherwise made distributions to common stockholders. Unlike fixed income securities, dividend payments generally are not guaranteed and so may be discontinued by the issuer at its discretion or because of the issuer’s inability to satisfy its liabilities. Further, an issuer’s history of paying dividends does not guarantee that it will continue to pay dividends in the future. In addition to dividends, under certain circumstances the holders of common stock may benefit from the capital appreciation of the issuer.

Risk Arbitrage.    Subject to the Fund’s other policies including investing at least 50% of its assets in the Utilities Industry, the Fund may invest without limit in securities pursuant to “risk arbitrage” strategies or in other investment funds managed pursuant to such strategies. Risk arbitrage investments are made in securities of companies for which a tender or exchange offer has been made or announced and in securities of companies for which a merger, consolidation, liquidation or reorganization proposal has been announced if, in the judgment of the Investment Adviser, there is a reasonable prospect of total return significantly greater than the brokerage and other transaction expenses involved. Risk arbitrage strategies attempt to exploit merger activity to capture the spread between current market values of securities and their values after successful completion of a merger, restructuring or similar corporate transaction. Transactions associated with risk arbitrage strategies typically involve the purchases or sales of securities in connection with announced corporate actions which may include, but are not limited to, mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs and similar transactions.

In general, securities which are the subject of such an offer or proposal sell at a premium to their historic market price immediately prior to the announcement of the offer or may trade at a discount or premium to what the stated or appraised value of the security would be if the contemplated transaction were approved or consummated.

Such investments may be advantageous when the discount significantly overstates the risk of the contingencies involved; significantly undervalues the securities, assets or cash to be received by shareholders as a result of the contemplated transaction; or fails adequately to recognize the possibility that the offer or proposal may be replaced or superseded by an offer or proposal of greater value. The evaluation of such contingencies requires unusually broad knowledge and experience on the part of the Investment Adviser which must appraise not only the value of the issuer and its component businesses as well as the assets or securities to be received as a result of the contemplated transaction but also the financial resources and business motivation behind the offer and/or the dynamics and business climate when the offer or proposal is in process. Since such investments are ordinarily short-term in nature, they will tend to increase the turnover ratio of the Fund, thereby increasing its brokerage and other transaction expenses. Risk arbitrage strategies may also involve short selling, options hedging and other arbitrage techniques to capture price differentials. See “Risk Factors and Special Considerations—Risk Arbitrage.”

Foreign Currency Exchange Contracts.    Subject to guidelines of the Board, the Fund may enter into foreign currency exchange contracts to protect the value of its portfolio against uncertainty in the level of future currency exchange rates. The Fund may enter into such contracts on a spot, i.e., cash, basis at the rate then prevailing in the currency exchange market or on a forward basis, by entering into a forward contract to purchase or sell currency. A forward contract on foreign currency is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days agreed upon by the parties from the date of the contract at a price set on the date of the contract. The Fund expects to invest in forward currency contracts for hedging or currency risk management purposes and not in order to speculate on currency exchange rate movements. The Fund will only enter into forward currency contracts with parties which it believes to be creditworthy.

Restricted and Illiquid Securities.    Subject to the Fund’s other policies including investing at least 50% of its assets in the Utilities Industry, the Fund may invest without limit in securities for which there is no readily available trading market or are otherwise illiquid. Illiquid securities may include securities legally restricted as to resale, such as commercial paper issued pursuant to Section 4(2) of the Securities Act, and securities eligible for resale pursuant to Rule 144A thereunder. Section 4(2) and Rule 144A securities may, however, be treated as liquid by the Investment Adviser pursuant to procedures adopted by the Board, which require consideration of factors such as trading activity, availability of market quotations and number of dealers willing to purchase the security. If the Fund invests in Rule 144A securities, the level of portfolio illiquidity may be increased to the extent that eligible buyers become uninterested in purchasing such securities.

It may be more difficult to sell such securities at an attractive price until such time as such securities may be sold publicly. Where registration is desired, a considerable period may elapse between a decision to sell the securities and the time when registration is complete. Thus, the Fund may not be able to obtain as favorable a price as that prevailing at the time of the decision to sell. The Fund may also acquire securities with contractual restrictions on the resale of such securities. Such restrictions might prevent their sale at a time when such sale would otherwise be desirable.

Leverage.    As provided in the 1940 Act and subject to certain exceptions, the Fund may issue senior securities (which may be stock, such as preferred shares, or securities representing debt) so long as its total assets (including such senior security), less certain ordinary course liabilities, exceed 200% of the sum of any preferred shares and debt outstanding and 300% of the amount of any debt outstanding. Any such senior securities may be convertible in accordance with SEC staff guidelines, which may permit the Fund to obtain leverage at more attractive rates.

The issuance of senior securities would leverage the common shares. Although the timing and other terms of the offering of senior securities and the terms of the senior securities would be determined by the Fund’s Board, the Fund expects to primarily invest the proceeds of any senior securities offering in dividend paying or income producing equity or debt securities. See “Use of Proceeds.”

The use of leverage magnifies the impact in changes in net asset value. For example, a fund that uses 33% leverage will show a 1.5% increase or decrease in net asset value for each 1% increase or decrease in the value of its total assets other than leverage. The concept of leveraging is based on the premise that so long as the cost of the leverage on the assets to be obtained by the leverage is lower than the return earned by the Fund on such leveraged assets, the common shareholders will benefit from the incremental return. Should the differential between the return produced by the underlying assets and the cost of leverage narrow, the incremental return will be reduced. Furthermore, if the cost of the leverage on the leveraged assets exceeds the return earned by the Fund on such leveraged assets, the net asset value of the Fund will be diminished. The use of leverage generally increases the volatility of returns to the Fund. See “Risk Factors and Special Considerations—Leverage Risk.”

Non-Investment Grade Securities.    The Fund may invest up to 10% of its total assets in fixed-income securities rated in the lower rating categories of recognized statistical rating agencies, such as securities rated “CCC” or lower by Standard & Poor’s Rating Services (“S&P”) or “Caa” by Moody’s Investors Service, Inc. (“Moody’s”), or non-rated securities of comparable quality. These debt securities are predominantly speculative and involve major risk exposure to adverse conditions. Debt securities that are not rated or rated lower than “BBB” by S&P or lower than “Baa” by Moody’s (or unrated securities of comparable quality) are referred to in the financial press as “junk bonds.”

Generally, such lower rated securities and unrated securities of comparable quality offer a higher current yield than is offered by higher rated securities, but also (i) will likely have some quality and protective characteristics that, in the judgment of the rating organizations, are outweighed by large uncertainties or major risk exposures to adverse conditions and (ii) are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation. The market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher quality bonds. In addition, such lower rated securities and comparable unrated securities generally present a higher degree of credit risk. The risk of loss due to default by these issuers is significantly greater because such lower rated securities and unrated securities of comparable quality generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. In light of these risks, the Investment Adviser, in evaluating the creditworthiness of an issue, whether rated or unrated, will take various factors into consideration, which may include, as applicable, the issuer’s operating history, financial resources and its sensitivity to economic conditions and trends, the market support for the facility financed by the issue, the perceived ability and integrity of the issuer’s management and regulatory matters.

In addition, the market value of securities in lower rated categories is more volatile than that of higher quality securities, and the markets in which such lower rated or unrated securities are traded are more limited than those in which higher rated securities are traded. The existence of limited markets may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing its portfolio and calculating its net asset value. Moreover, the lack of a liquid trading market may restrict the availability of securities for the Fund to purchase and may also have the effect of limiting the ability of the Fund to sell securities at their fair value to respond to changes in the economy or the financial markets.

Lower-rated debt obligations also present risks based on payment expectations. If an issuer calls the obligation for redemption (often a feature of fixed income securities), the Fund may have to replace the security with a lower yielding security, resulting in a decreased return for investors. Also, as the principal value of bonds moves inversely with movements in interest rates, in the event of rising interest rates the value of the securities held by the Fund may decline proportionately more than a portfolio consisting of higher rated securities. Investments in zero coupon bonds may be more speculative and subject to greater fluctuations in value due to changes in interest rates than bonds that pay interest currently. Interest rates are at historical lows and, therefore, it is likely that they will rise in the future.

As part of its investments in lower rated securities (i.e., subject to the 10% cap), the Fund may invest without limit in securities of issuers in default. The Fund will make an investment in securities of issuers in default only when the Investment Adviser believes that such issuers will honor their obligations or emerge from bankruptcy protection and the value of these securities will appreciate. By investing in securities of issuers in default, the Fund bears the risk that these issuers will not continue to honor their obligations or emerge from bankruptcy protection or that the value of the securities will not appreciate.

In addition to using recognized rating agencies and other sources, the Investment Adviser also performs its own analysis of issues in seeking investments that it believes to be underrated (and thus higher-yielding) in light of the financial condition of the issuer. Its analysis of issuers may include, among other things, current and anticipated cash flow and borrowing requirements, value of assets in relation to historical cost, strength of management, responsiveness to business conditions, credit standing and current anticipated results of operations. In selecting investments for the Fund, the Investment Adviser may also consider general business conditions, anticipated changes in interest rates and the outlook for specific industries.

Subsequent to its purchase by the Fund, an issue of securities may cease to be rated or its rating may be reduced. In addition, it is possible that statistical rating agencies might change their ratings of a particular issue to reflect subsequent events on a timely basis. Moreover, such ratings do not assess the risk of a decline in market value. None of these events will require the sale of the securities by the Fund, although the Investment Adviser will consider these events in determining whether the Fund should continue to hold the securities.

Fixed-income securities, including lower rated securities and comparable unrated securities, frequently have call or buy-back features that permit their issuers to call or repurchase the securities from their holders, such as the Fund. If an issuer exercises these rights during periods of declining interest rates, the Fund may have to replace the security with a lower yielding security, thus resulting in a decreased return for the Fund.

The market for lower rated and comparable unrated securities has at various times, particularly during times of economic recession, experienced substantial reductions in market value and liquidity. Past recessions have adversely affected the ability of certain issuers of such securities to repay principal and pay interest thereon. The market for those securities could react in a similar fashion in the event of any future economic recession.

Options.    The Fund may purchase or sell, i.e., write, options on securities, securities indices and foreign currencies which are listed on a national securities exchange or in the over-the-counter (“OTC”) market, as a means of achieving additional return or of hedging the value of the Fund’s portfolio. A call option is a contract that, in return for a premium, gives the holder of the option the right to buy from the writer of the call option the security or currency underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option has the obligation, upon exercise of the option, to deliver the underlying security or currency upon payment of the exercise price during the option period. A put option is the reverse of a call option, giving the holder the right, in return for a premium, to sell the underlying security to the writer, at a specified price, and obligating the writer to purchase the underlying security from the holder at that price. The Fund may purchase call or put options as long as the aggregate initial margins and premiums, measured at the time of such investment, do not exceed 5% of the fair market value of the Fund’s total assets. There is no limit on the amount of options the Fund may write (sell).

If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. However, once the Fund has been assigned an exercise notice, the Fund will be unable to effect a closing purchase transaction. Similarly, if the Fund is the holder of an option it may liquidate its position by effecting a closing sale transaction. This is accomplished by selling an option of the same series as the option previously purchased. There can be no assurance that either a closing purchase or sale transaction can be effected when the Fund so desires.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the repurchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security. Other principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price and price volatility of the underlying security and the time remaining until the expiration date. Gains and losses on investments in options depend, in part, on the ability of the Investment Adviser to predict correctly the effect of these factors. The use of options cannot serve as a complete hedge since the price movement of securities underlying the options will not necessarily follow the price movements of the portfolio securities subject to the hedge.

An option position may be closed out only on an exchange which provides a secondary market for an option of the same series or in a private transaction. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. In such event, it might not be possible to effect closing transactions in particular options, so that the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities for the exercise of put options.

Although the Investment Adviser will attempt to take appropriate measures to minimize the risks relating to the Fund’s writing of put and call options, there can be no assurance that the Fund will succeed in any option-writing program it undertakes.

Futures Contracts and Options on Futures.    The Fund may purchase and sell financial futures contracts and options thereon which are traded on a commodities exchange or board of trade for certain hedging, yield enhancement and risk management purposes. A financial futures contract is an agreement to purchase or sell an agreed amount of securities or currencies at a set price for delivery in the future. These futures contracts and related options may be on debt securities, financial indices, securities indices, U.S. government securities and foreign currencies. The Investment Adviser has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and therefore is not subject to registration under the Commodity Exchange Act. Accordingly, the Fund’s investments in derivative instruments described in this Prospectus and the SAI are not currently limited by or subject to regulation under the Commodity Exchange Act or otherwise regulated by the Commodity Futures Trading Commission (“CFTC”). The Fund’s aggregate initial margins and premiums with respect to futures contracts, measured at the time of such investment, will not exceed 5% of the fair market value of the Fund’s total assets.

When Issued, Delayed Delivery Securities and Forward Commitments.    The Fund may enter into forward commitments for the purchase or sale of securities, including on a “when issued” or “delayed delivery” basis, in excess of customary settlement periods for the type of security involved. In some cases, a forward commitment may be conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, corporate reorganization or debt restructuring, i.e., a when, as and if issued security. When such transactions are negotiated, the price is fixed at the time of the commitment, with payment and delivery taking place in the future, generally a month or more after the date of the commitment. While it will only enter into a forward commitment with the intention of actually acquiring the security, the Fund may sell the security before the settlement date if it is deemed advisable.

Securities purchased under a forward commitment are subject to market fluctuation, and no interest (or dividends) accrues to the Fund prior to the settlement date. The Fund will segregate with its custodian cash or liquid securities in an aggregate amount at least equal to the amount of its outstanding forward commitments.

Short Sales.    The Fund may make short sales of securities. A short sale is a transaction in which the Fund sells a security it does not own in anticipation that the market price of that security will decline. The market value of the securities sold short of any one issuer will not exceed either 10% of the Fund’s total assets or 5% of such issuer’s voting securities. The Fund also will not make a short sale, if, after giving effect to such sale, the market value of all securities sold short exceeds 25% of the value of its assets or the Fund’s aggregate short sales of a particular class of securities exceeds 25% of the outstanding securities of that class. The Fund may also make short sales “against the box” without respect to such limitations. In this type of short sale, at the time of the sale, the Fund owns, or has the immediate and unconditional right to acquire at no additional cost, the identical security.

The Fund expects to make short sales both to obtain capital gains from anticipated declines in securities and as a form of hedging to offset potential declines in long positions in the same or similar securities. The short sale of a security is considered a speculative investment technique. Short sales “against the box” may be subject to special tax rules, one of the effects of which may be to accelerate income to the Fund.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale in order to satisfy its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, and any loss will be increased, by the transaction costs incurred by the Fund, including the costs associated with providing collateral to the broker-dealer (usually cash, U.S. government securities or other highly liquid debt securities) and the maintenance of collateral with its custodian. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

Repurchase Agreements.    Repurchase agreements may be seen as loans by the Fund collateralized by underlying debt securities. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying debt obligation for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed price and time. This arrangement results in a fixed rate of return to the Fund that is not subject to market fluctuations during the holding period. The Fund bears a risk of loss in the event that the other party to a repurchase agreement defaults on its obligations and the Fund is delayed in or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period in which it seeks to assert these rights. The Investment Adviser, acting under the supervision of the Board of the Fund, reviews the creditworthiness of those banks and dealers with which the Fund enters into repurchase agreements to evaluate these risks and monitors on an ongoing basis the value of the securities subject to repurchase agreements to ensure that the value is maintained at the required level. The Fund will not enter into repurchase agreements with the Investment Adviser or any of its affiliates.

Swaps.    The Fund may enter into total rate of return, credit default or other types of swaps and related derivatives for various purposes, including to gain economic exposure to an asset or group of assets that may be difficult or impractical to acquire or for hedging and risk management. These transactions generally provide for the transfer from one counterparty to another of certain risks inherent in the ownership of a financial asset such as a common stock or debt instrument. Such risks include, among other things, the risk of default and insolvency of the obligor of such asset, the risk that the credit of the obligor or the underlying collateral will decline or the risk that the common stock of the underlying issuer will decline in value. The transfer of risk pursuant to a derivative of this type may be complete or partial, and may be for the life of the related asset or for a shorter period. These derivatives may be used as a risk management tool for a pool of financial assets, providing the Fund with the opportunity to gain or reduce exposure to one or more reference securities or other financial assets (each, a “Reference Asset”) without actually owning or selling such assets in order, for example, to increase or reduce a concentration risk or to diversify a portfolio. Conversely, these derivatives may be used by the Fund to reduce exposure to an owned asset without selling it.

Because the Fund would not own the Reference Assets, the Fund may not have any voting rights with respect to the Reference Assets, and in such cases all decisions related to the obligors or issuers of the Reference Assets, including whether to exercise certain remedies, will be controlled by the swap counterparties.

Total rate of return swaps and similar derivatives are subject to many risks, including the possibility that the market will move in a manner or direction that would have resulted in gain for the Fund had the swap or other derivative not been utilized (in which case it would have been had the Fund not engaged in the transactions), nearly unlimited exposure to changes in the value of the Reference Assets, total loss to the Fund of the entire notional amount of the swap, the risk of imperfect correlation between the risk sought to be hedged and the derivative transactions utilized, the possible inability of the counterparty to fulfill its obligations under the swap and potential illiquidity of the instrument utilized, which may make it difficult for the Fund to close out or unwind one or more transactions.

Total rate of return swaps and related derivatives are a relatively recent development in the financial markets. Consequently, there are certain legal, tax and market uncertainties that present risks in entering into such arrangements. There is currently little or no case law or litigation characterizing total rate of return swaps or related derivatives, interpreting their provisions, or characterizing their tax treatment. In addition, additional regulations and laws may apply to these types of derivatives that have not previously been applied. There can be no assurance that future decisions construing similar provisions to those in any swap agreement or other related documents or additional regulations and laws will not have an adverse effect on the Fund that utilizes these instruments. The Fund will monitor these risks and seek to utilize these instruments in a manner that does not lead to undue risk regarding the tax or other structural elements of the Fund. The Fund will not invest in these types of instruments if the Reference Assets are commodities except for bona fide hedging or risk management purposes.

Convertible Securities.    A convertible security is a bond, debenture, note, stock or other similar security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. Before conversion, convertible securities have characteristics similar to nonconvertible debt securities in that they ordinarily provide a stream of income with generally higher yields than those of common stock of the same or similar issuers. Convertible securities are senior in rank to common stock in a corporation’s capital structure and, therefore, generally entail less risk than the corporation’s common stock, although the extent to which such risk is reduced depends in large measure upon the degree to which the convertible security sells above its value as a fixed income security. See “Risk Factors and Special Considerations—Dilution Risk for Convertible Securities.”

Temporary Defensive Investments.    Although under normal market conditions at least 80% of the Fund’s assets will consist of common stock and other debt or equity securities of foreign and domestic companies involved in the Utilities Industry and securities of companies in other industries that are expected to periodically generate or accrue income, when a temporary defensive posture is believed by the Investment Adviser to be warranted (“temporary defensive periods”), the Fund may without limitation hold cash or invest its assets in money market instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated A-1 or higher by S&P or Prime-1 by Moody’s; and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the FDIC. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds, which, under current law, in the absence of an exemptive order will not be affiliated with the Investment Adviser. Money market mutual funds are investment companies and the investments in those companies by the Fund are in some cases subject to certain fundamental investment restrictions and applicable law. See “Investment Restrictions.” As a shareholder in a mutual fund, the Fund will bear its ratable share of its expenses, including management fees, and will remain subject to payment of the fees to the Investment Adviser, with respect to assets so invested. See “Management of the Fund— General.” The Fund may find it more difficult to achieve the long-term growth of capital component of its investment objective during temporary defensive periods.

Loans of Portfolio Securities.    To increase income, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions if the loan is collateralized in accordance with applicable regulatory requirements.

If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates and the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral. As with any extension of credit, there are risks of delay in recovery and in some cases even loss of rights in collateral should the borrower of the securities violate the terms of the loan or fail financially. There can be no assurance that borrowers will not fail financially. On termination of the loan, the borrower is required to return the securities to the Fund, and any gain or loss in the market price during the loan would inure to the Fund. If the other party to the loan petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund would suffer a loss. See “Investment Objective and Policies—Loans of Portfolio Securities” in the SAI.

Portfolio turnover generally involves expense to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestment in other securities. The portfolio turnover rate is computed by dividing the lesser of the amount of the securities purchased or securities sold by the average monthly value of securities owned during the year (excluding securities whose maturities at acquisition were one year or less). Higher portfolio turnover may decrease the after-tax return to individual investors in the Fund to the extent it results in a decrease of the long-term capital gains portion of distributions to shareholders. The Fund’s portfolio turnover rates for the fiscal years ended December 31, 2010 and December 31, 2011 was 7.8% and 5.9%, respectively.

RISK FACTORS AND SPECIAL CONSIDERATIONS

Investors should consider the following risk factors and special considerations associated with investing in the Fund:

Industry Risks

Under normal market conditions, the Fund will invest at least 80% of its assets in (i) equity securities (including common stock, preferred stock, convertible stock and options on these securities) of domestic and foreign companies involved to a substantial extent (i.e., at least 50% of the assets, gross income or net profits of a company is committed to or derived from) in providing (a) products, services or equipment for the generation or distribution of electricity, gas or water, (b) infrastructure operations such as airports, toll roads and municipal services and (c) telecommunications services such as telephone, telegraph, satellite, cable, microwave, radiotelephone, mobile communication and cellular, paging, electronic mail, videotext, voice communications, data communications and internet (collectively, the “Utilities Industry”) and (ii) equity securities (including preferred securities) of companies in other industries, in each case in such securities that are expected to periodically pay dividends. In addition under normal market conditions, at least 50% of the Fund’s assets will consist of debt or equity of securities of domestic and foreign companies involved to a substantial extent (i.e. at least 50% of the assets, gross income or net profits of a company is committed to or derived from) in the Utilities Industry. As a result of this policy of concentrating its investments in a particular industry, the net asset value of the Fund will be more susceptible to factors affecting those particular types of companies, including governmental regulation, inflation, cost increases in fuel and other operating expenses, technological innovations that may render existing products and equipment obsolete, and increasing interest rates resulting in high interest costs on borrowings needed for product development, infrastructure and capital construction programs, including costs associated with compliance with environmental and other regulations.

Sector Risk.    The Fund concentrates its investments in the Utilities Industry. As a result, the Fund’s investments may be subject to greater risk and market fluctuation than a fund that had securities representing a broader range of investment alternatives. The prices of equity securities issued by certain types of utility companies may change more in response to interest rate changes than the equity securities of other companies. Generally, when interest rates go up, the value of securities issued by these companies goes down. Conversely, when interest rates go down, the value of securities issued by these companies goes up. There is no guarantee that this relationship will hold in the future.

Government Regulation.    Companies in certain sectors of the Utilities Industry (such as power generation and distribution) are subject to extensive governmental regulatory requirements. Certain of these regulations that are intended to limit the concentration of ownership and control of companies in these industries may prevent companies in which the Fund invests from making certain investments that they would otherwise make. Other regulations may cause Utilities Industry companies to incur substantial additional costs or lengthy delays in connection with the completion of capital investments or the introduction of new products or services to market. There are substantial differences between the regulatory practices and policies in various jurisdictions, and any given regulatory agency may make major shifts in policy from time to time. There is no assurance that regulatory authorities will, in the future, permit companies to implement rate increases or that such increases will be adequate to permit the payment of dividends on such issuer’s common stocks. Additionally, existing and possible future regulatory legislation may make it even more difficult for companies in the Utilities Industry to obtain adequate relief from rate regulation.

Regulatory considerations limit the percentage of the shares of a public utility or utility holding company held by a fund or by an adviser and its affiliates on behalf of all their clients. In particular, approval of the Federal Energy Regulatory Commission (FERC) under the Federal Power Act would generally be required for (i) the Fund to acquire and hold 10% or more of the voting securities of any publicly traded public utility or utility holding company, and (ii) for the Fund together with any affiliated fund or other affiliated entity to acquire and hold in the aggregate 20% or more of the voting securities of any publicly traded public utility or utility holding company. Other requirements for FERC or state utility commission approval of the acquisition of voting securities may apply as well. Apart from approval requirements with respect to acquisitions of voting securities, the Fund may choose to limit its ownership of public utility or utility holding company voting securities in order to avoid the imposition of regulatory requirements under federal or state law such as those that attend status as a “holding company” under the Public Utility Holding Company Act of 2005.

Similarly, various types of ownership restrictions are imposed by the Federal Communications Commission (“FCC”), on investment in media companies and cellular licensees. These rules limit the number of broadcast stations both locally and nationally that a single entity is permitted to own, operate, or control and prohibit ownership of certain competitive communications providers in the same location. The FCC also applies limited ownership restrictions on cellular licensees serving rural areas. Attributable interests that may result from the role of the Investment Adviser and its principals in connection with other funds, managed accounts and companies may limit the Fund’s ability to invest in certain mass media and cellular companies. These limitations may unfavorably restrict the ability of the Fund to make certain investments.

Deregulation.    Changing regulation constitutes one of the key industry-specific risks for the Fund, especially with respect to its investments in traditionally regulated public utilities and partially regulated utility or telecommunications companies. Domestic and foreign regulators may monitor and control such companies’ revenues and costs, and therefore may limit utility profits and dividends paid to investors, which could result in reduced income to the Fund. Regulatory authorities also may restrict a company’s access to new markets, thereby diminishing the company’s long-term prospects. In some jurisdictions certain portions of various utilities functions have been deregulated. Deregulation may eliminate restrictions on profits and dividends of companies, but may also subject these companies to greater risks of loss. Thus, deregulation could have a positive or negative impact on the Fund. The Investment Adviser believes that certain Utilities Industry companies’ fundamentals should continue to improve as the industry undergoes deregulation. In recent years, changes in regulation in the United States increasingly have allowed companies in the Utilities Industry to provide services and products outside their traditional geographic areas and lines of business, creating new areas of competition within these industries. However, a number of companies have failed in their efforts to take advantage of the deregulated environment and are seeking to refocus in their primary business. Nonetheless, because of trends toward deregulation and the evolution of independent producers as well as new entrants to the field of telecommunications, non-regulated providers of utility and telecommunications services have become a significant part of their respective industries. The emergence of competition and deregulation may result in certain companies in the Utilities Industry being able to earn more than their traditional regulated rates of return, while others may be forced to defend their core business from increased competition and may be less profitable. Reduced profitability, as well as new uses of funds (such as for expansion, operations or stock buybacks) could result in cuts in dividend payout rates.

Environmental and Other Regulatory Matters.    Companies in the Utilities Industry in which the Fund will invest may be subject to a number of host country statutory and regulatory standards and required approvals relating to energy, labor and environmental laws. Certain permits and regulatory approvals may be required to be obtained for certain investments by companies in which the Fund will invest and failure by such companies to obtain such permits and regulatory approvals could adversely affect the Fund’s investment. Companies also face considerable costs associated with environmental compliance, nuclear waste clean-up and safety regulation. Increasingly, regulators are calling upon electric utilities to bear these added costs, and there is a risk that these costs will not be fully recovered through an increase in revenues.

The adoption by a host country of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations that modify the present regulatory environment could also have an adverse effect on the Fund’s investments. Regulatory risk affects companies in the Utilities Industry in part because governments may be party to private Utilities Industry investments as lessors, customers, regulators or partners. Moreover, for political reasons, governments may control the prices at which companies in the Utilities Industry can sell their products, which can adversely affect the Fund’s investment in such a company.

Under the laws of certain countries that are host to Utilities Industry companies in which the Fund may invest, such companies may be required to comply with a number of statutes and regulations during their operation pertaining to environmental controls or restrictions, and the storage, handling, transportation and disposal of hazardous and toxic material, waste or other substances. Compliance with such requirements may be costly and may materially affect the profitability of such companies. Further, failure by such a company to comply with any such statutes or regulations could have adverse effects on its business results and prospects, which could have negative consequences for investors such as the Fund.

Foreign Utility Companies.    Foreign companies in the Utilities Industry are also subject to regulation, although such regulation may or may not be comparable to regulation in the United States. Foreign companies in the Utilities Industry may be more heavily regulated by their respective governments than companies in the United States and, as in the United States, generally are required to seek government approval for rate increases. In addition, many foreign utilities use fuels that may cause more pollution than those used in the United States, which may require such utilities to invest in pollution control equipment to meet any proposed pollution restrictions. Foreign regulatory systems vary from country to country and may evolve in ways different from regulation in the United States. Additionally, because the effectiveness of the judicial systems in non-U.S. countries varies, the Fund or companies in which it may invest may have difficulty in successfully pursuing claims in the courts of such countries.

Financing.    At certain times, companies in the Utilities Industry encounter difficulties in obtaining financing for product development, infrastructure and construction programs. Issuers experiencing such difficulties may also experience lower profitability, which can result in reduced income to the Fund. Historically, companies in the Utilities Industry have also encountered such financing difficulties during inflationary periods, although we cannot assure you that such a relationship will continue and that companies in the Utilities Industry will not encounter financing difficulties during non-inflationary periods.

Equipment and Supplies.    Companies in the Utilities Industry may face the risk of lengthy delays and increased costs associated with the design, development, construction, licensing and operation of their facilities or sale of their products. Moreover, technological innovations may render existing plants, equipment or products obsolete.

Increased costs and a reduction in the availability of fuel (such as oil, coal, nuclear or natural gas) also may adversely affect the profitability of utility companies. Electric utilities may be burdened by unexpected increases in fuel and other operating costs. They may also be negatively affected when long-term interest rates rise. Long-term borrowings are used to finance most utility investments, and rising interest rates lead to higher financing costs and reduced earnings. Investments in certain kinds of utility companies are also subject to certain additional risks.

Electric.    Certain of the issuers of securities held in the Fund’s portfolio may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing policies and impose additional requirements governing the licensing, construction and operation of nuclear power plants. Prolonged changes in climatic conditions can also have a significant impact on both the revenues of an electric and gas utility as well as its expenses.

The construction and operation of nuclear power facilities are subject to increased scrutiny by, and evolving regulations of, the Nuclear Regulatory Commission and state agencies having comparable jurisdiction. Increased scrutiny might result in higher operating costs and higher capital expenditures, with the risk that the regulators may disallow inclusion of these costs in rate authorizations or the risk that a company may not be permitted to operate or complete construction of a facility. In addition, operators of nuclear power plants may be subject to significant costs for disposal of nuclear fuel and for decommissioning such plants.

The rating agencies are taking a closer look at the business profile of utilities. Ratings for companies are expected to be affected to a greater extent in the future by how their asset base is utilized. Electric utility companies that focus more on the generation of electricity may be assigned less favorable ratings as this business is expected to be competitive and the least regulated. On the other hand, companies that focus on transmission and distribution, which is expected to be the least competitive and the more regulated part of the business, may see higher ratings given the greater predictability of cash flow.

Several states have enacted enabling deregulation legislation. The introduction of competition into the industry as a result of deregulation may result in lower revenue, lower credit ratings, increased default risk and lower electric utility security prices. Such increased competition may also cause long-term contracts, which electric utilities previously entered into to buy power, to become “stranded assets,” which have no economic value.

Any loss associated with such contracts must be absorbed by ratepayers and investors. In addition, in anticipation of increasing competition, some electric utilities have acquired electric utilities overseas to diversify, enhance earnings and gain experience in operating in a deregulated environment. In some instances, such acquisitions have involved significant borrowings, which have burdened the acquirer’s balance sheet. There is no assurance that current deregulation proposals will be adopted. However, deregulation in any form could significantly impact the electric utilities industry.

Following deregulation of the energy markets in certain states, a number of companies have engaged in energy trading and incurred substantial losses. Certain of these energy trading businesses have been accused of employing improper accounting practices and have been required to make significant restatements of their financial results. In addition, several energy companies have been accused of attempting to manipulate the price and availability of energy in certain states.

Telecommunications.  The telecommunications industry today includes both traditional telephone companies with a history of broad market coverage and highly regulated businesses and cable companies, which began as small, lightly regulated businesses focused on limited markets. Today these two historically different businesses are converging in an industry which is trending toward larger, competitive, national and international markets with an emphasis on deregulation. Companies that distribute telephone services and provide access to the telephone networks still comprise the greatest portion of this segment, but non-regulated activities such as cellular telephone services, paging, data processing, equipment retailing, computer software and hardware services are becoming increasingly significant components as well. The presence of unregulated companies in this industry and the entry of traditional telephone companies into unregulated or less regulated businesses provide significant investment opportunities with companies which may increase their earnings at faster rates than had been allowed in traditional regulated businesses. Still, increasing competition, technological innovations and other structural changes could adversely affect the profitability of such utilities and the growth rate of their dividends. Given mergers, certain marketing tests currently underway and proposed legislation and enforcement changes, it is likely that both traditional telephone companies and cable companies will soon provide a greatly expanded range of utility services, including two-way video and informational services to residential, corporate and governmental customers.

In February 1996, the Telecommunications Act of 1996 (the “Act”) became law. The Act removed regulatory restrictions on entry that prevented local and long-distance telephone companies and cable television companies from competing against one another. The Act also removed most cable rate controls and allows broadcasters to own more radio and television stations. Litigation concerning the constitutionality of certain major provisions of the Act has slowed the implementation of such provisions.

Gas.    Gas transmission companies and gas distribution companies are also undergoing significant changes. In the United States, interstate transmission companies are regulated by the Federal Energy Regulatory Commission, which is reducing its regulation of the industry. Many companies have diversified into oil and gas exploration and development, making returns more sensitive to energy prices. In the recent decade, gas utility companies have been adversely affected by disruptions in the oil industry and have also been affected by increased concentration and competition. Prolonged changes in climatic conditions can also have a significant impact on both the revenues and expenses of a gas utility.

Water.    In the case of the water utility sector, the industry is highly fragmented, and most water supply companies find themselves in mature markets, although upgrading of fresh water and waste water systems is an expanding business.

There can be no assurance that the positive developments noted above, including those relating to privatization and changing regulation, will occur or that risk factors other than those noted above will not develop in the future.

Leveraged Capital Structures.    It is expected that Utilities Industry companies in which the Fund will invest may employ considerable leverage, a significant portion of which may be at floating interest rates. As a result, a Utilities Industry company may be subject to increased exposure to adverse economic factors such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of such company or its industry.

Special Risk to Holders of Common Shares

Dilution Risk.    If the Fund determines to conduct a rights offering to subscribe for common shares, holders of common shares may experience dilution or accretion of the aggregate net asset value of their common shares. Such dilution or accretion will depend upon whether (i) such shareholders participate in the rights offering and (ii) the Fund’s net asset value per common share is above or below the subscription price on the expiration date of the rights offering.

Leverage Risk.    The Fund currently does not use financial leverage for investment purposes. However, if the Fund implemented a leveraged capital structure in the future, such a structure would create special risks not associated with unleveraged funds that have a similar investment objective and policies. These include the possibility of greater loss and the likelihood of higher volatility of the net asset value of the Fund and the asset coverage for the preferred shares. Such volatility may increase the likelihood of the Fund having to sell investments in order to meet its obligations to make distributions on the preferred shares or principal or interest payments on debt securities, or to redeem preferred shares or repay debt, when it may be disadvantageous to do so. The use of leverage magnifies both the favorable and unfavorable effects of price movements in the investments made by the Fund. To the extent the Fund is leveraged in its investment operations, the Fund will be subject to substantial risk of loss. The Fund cannot assure that borrowings or the issuance of preferred shares will result in a higher yield or return to the holders of the common shares. Also, if the Fund utilizes leverage, a decline in net asset value could affect the ability of the Fund to make common share distributions and such a failure to make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Code.

Any decline in the net asset value of the Fund’s investments would be borne entirely by the holders of common shares. Therefore, if the market value of the Fund’s portfolio declines, the leverage will result in a greater decrease in net asset value to the holders of common shares than if the Fund were not leveraged. This greater net asset value decrease will also tend to cause a greater decline in the market price for the common shares. In such a case, the Fund might be in danger of failing to maintain the required asset coverage of its borrowings or preferred shares or of losing its ratings on its borrowings or preferred shares or, in an extreme case, the Fund’s current investment income might not be sufficient to meet the interest or dividend requirements on its borrowings or preferred shares. In order to counteract such an event, the Fund might need to liquidate investments in order to fund a redemption of some or all of the preferred shares.

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Preferred Share and Note Risk.    The issuance of preferred shares or notes causes the net asset value and market value of the common shares to become more volatile. If the dividend rate on the preferred shares or the interest rate on the notes approaches the net rate of return on the Fund’s investment portfolio, the benefit of leverage to the holders of the common shares would be reduced. If the dividend rate on the preferred shares or the interest rate on the notes plus the management fee annual rate of 1.00% exceeds the net rate of return on the Fund’s portfolio, the leverage will result in a lower rate of return to the holders of common shares than if the Fund had not issued preferred shares or notes. If the Fund has insufficient investment income and gains, all or a portion of the distributions to preferred shareholders or interest payments to note holders would come from the common shareholders’ capital. Such distributions and interest payments reduce the net assets attributable to common shareholders.

In addition, the Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares or notes, including the advisory fees on the incremental assets attributable to the preferred shares or notes.

Holders of preferred shares may have different interests than holders of common shares and may at times have disproportionate influence over the Fund’s affairs. Holders of preferred shares, voting separately as a single class, would have the right to elect two members of the Board of Trustees at all times and in the event dividends become two full years in arrears would have the right to elect a majority of the Trustees until such arrearage is completely eliminated. In addition, preferred shareholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion of the fund to open-end status, and accordingly can veto any such changes.

Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of the Fund’s common shares and preferred shares, both by the 1940 Act and by requirements imposed by rating agencies, might impair the Fund’s ability to maintain its qualification as a regulated investment company for federal income tax purposes. While the Fund intends to redeem its preferred shares or notes to the extent necessary to enable the Fund to distribute its income as required to maintain its qualification as a regulated investment company under the Code, there can be no assurance that such actions can be effected in time to meet the Code requirements.

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Portfolio Guidelines of Rating Agencies for Preferred Shares and/or Credit Facility.    In order to obtain and maintain attractive credit quality ratings for preferred shares or borrowings, the Fund must comply with investment quality, diversification and other guidelines established by the relevant rating agencies. These guidelines could affect portfolio decisions and may be more stringent than those imposed by the 1940 Act. In the event that a rating on the Fund’s preferred shares or notes is lowered or withdrawn by the relevant rating agency, the Fund may also be required to redeem all or part of its outstanding preferred shares or notes, and the common shares of the Fund will lose the potential benefits associated with a leveraged capital structure.

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Impact on Common Shares.    The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on common share total return, assuming investment portfolio total returns (comprised of net investment income of the Fund, realized gains or losses of the Fund and changes in the value of the securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risks.” The table further reflects leverage representing 31% of the Fund’s total net assets, the Fund’s current projected blended annual average leverage dividend or interest rate of 6.00%, a management fee at an annual rate of 0.50% of the liquidation preference of any outstanding preferred shares and estimated annual incremental expenses attributable to any outstanding preferred shares of 0.02% of the Fund’s net assets attributable to common shares.

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Common Share Total Return	(17.42)%	(10.18)%	(2.93)%	4.32%	11.56%

Common share total return is composed of two elements—the common share distributions paid by the Fund (the amount of which is largely determined by the taxable income of the Fund (including realized gains or losses) after paying interest on any debt and/or dividends on any preferred shares) and unrealized gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table assumes that the Fund is more likely to suffer capital losses than to enjoy total return. For example, to assume a total return of 0% the Fund must assume that the income it receives on its investments is entirely offset by expenses and losses in the value of those investments.

Special Risks to Holders of Preferred Shares

Illiquidity Prior to Exchange Listing.    Prior to the offering, there will be no public market for any series of Fixed Rate Preferred Shares. In the event any series of Fixed Rate Preferred Shares are issued, we expect to apply to list such shares on a national securities exchange, which will likely be the NYSE MKT. However, during an initial period, which is not expected to exceed 30 days after the date of its initial issuance, such shares may not be listed on any securities exchange. During such period, the underwriters may make a market in such shares, though they will have no obligation to do so. Consequently, an investment in such shares may be illiquid during such period.

Market Price Fluctuation.    Shares of Fixed Rate Preferred may trade at a premium to or discount from liquidation value for various reasons, including changes in interest rates.

Special Risks to Holders of Notes

An investment in our notes is subject to special risks. Our notes are not likely to be listed on an exchange or automated quotation system. We cannot assure you that any market will exist for our notes or if a market does exist, whether it will provide holders with liquidity. Broker-dealers that maintain a secondary trading market for the notes are not required to maintain this market, and the Fund is not required to redeem notes if an attempted secondary market sale fails because of a lack of buyers. To the extent that our notes trade, they may trade at a price either higher or lower than their principal amount depending on interest rates, the rating (if any) on such notes and other factors.

Special Risk to Holders of Subscription Rights

There is a risk that changes in market conditions may result in the underlying common or preferred shares purchaseable upon exercise of the subscription rights being less attractive to investors at the conclusion of the subscription period. This may reduce or eliminate the value of the subscription rights. Investors who receive subscription rights may find that there is no market to sell rights they do not wish to exercise. If investors exercise only a portion of the rights, the number of common or preferred shares issued may be reduced, and the common or preferred shares may trade at less favorable prices than larger offerings for similar securities.

Tax Risk

We cannot assure you what percentage of the distributions paid on the common shares, if any, will consist of tax-advantaged qualified dividend income or long-term capital gains or what the tax rates on various types of income will be in future years. The favorable rates on qualifying dividends and capital gains are currently scheduled to expire for income received or gains realized in taxable years beginning after December 31, 2012. See “Taxation.”

Foreign Securities Risk

The Fund may invest without limitation in securities of foreign issuers and will generally be invested in securities of issuers located in at least three countries including the U.S. It is anticipated that, under normal market conditions, at least 40% of the Fund’s assets will be invested in foreign securities. Investments in the securities of foreign issuers involve certain considerations and risks not ordinarily associated with investments in securities of domestic issuers. Foreign companies are not generally subject to the same accounting, auditing and financial standards and requirements as those applicable to U.S. companies. Foreign securities exchanges, brokers and listed companies may be subject to less government supervision and regulation than exists in the United States. Dividend and interest income may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. There may be difficulty in obtaining or enforcing a court judgment abroad. In addition, it may be difficult to effect repatriation of capital invested in certain countries. In addition, with respect to certain countries, there are risks of expropriation, confiscatory taxation, political or social instability or diplomatic developments that could affect assets of the Fund held in foreign countries.

There may be less publicly available information about a foreign company than a U.S. company. Foreign securities markets may have substantially less volume than U.S. securities markets and some foreign company securities are less liquid than securities of otherwise comparable U.S. companies. A portfolio of foreign securities may also be adversely affected by fluctuations in the rates of exchange between the currencies of different nations and by exchange control regulations. Foreign markets also have different clearance and settlement procedures that could cause the Fund to encounter difficulties in purchasing and selling securities on such markets and may result in the Fund missing attractive investment opportunities or experiencing loss. In addition, a portfolio that includes foreign securities can expect to have a higher expense ratio because of the increased transaction costs on non-U.S. securities markets and the increased costs of maintaining the custody of foreign securities.

Investments in foreign securities, especially in emerging market countries, will expose the Fund to the direct or indirect consequences of political, social or economic changes in the countries that issue the securities or in which the issuers are located. Certain countries in which the Fund may invest, especially emerging market countries, have historically experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate fluctuations, large amounts of external debt, balance of payments and trade difficulties and extreme poverty and unemployment. Many of these countries are also characterized by political uncertainty and instability. The cost of servicing external debt will generally be adversely affected by rising international interest rates because many external debt obligations bear interest at rates which are adjusted based upon international interest rates.

Investing in securities of companies in emerging markets may entail special risks relating to potential political and economic instability and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment, the lack of hedging instruments and restrictions on repatriation of capital invested. Emerging securities markets are substantially smaller, less developed, less liquid and more volatile than the major securities markets. The limited size of emerging securities markets and limited trading value compared to the volume of trading in U.S. securities could cause prices to be erratic for reasons apart from factors that affect the quality of the securities. For example, limited market size may cause prices to be unduly influenced by traders who control large positions. Adverse publicity and investors’ perceptions, whether or not based on fundamental analysis, may decrease the value and liquidity of portfolio securities, especially in these markets. Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates and corresponding currency devaluations have had and may continue to have negative effects on the economies and securities markets of certain emerging market countries. Typically, the Fund will not hold any foreign securities of emerging market issuers and, if it does, such securities will not comprise more than 10% of the Fund’s managed assets.

The Fund also may purchase sponsored ADRs or U.S. dollar-denominated securities of foreign issuers. ADRs are receipts issued by United States banks or trust companies in respect of securities of foreign issuers held on deposit for use in the United States securities markets. While ADRs may not necessarily be denominated in the same currency as the securities into which they may be converted, many of the risks associated with foreign securities may also apply to ADRs. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities.

Foreign Currency Risk

The Fund expects to invest in companies whose securities are denominated in currencies other than U.S. dollars or have operations outside of the U.S. In such instances, the Fund will be exposed to currency risk, including the risk of fluctuations in the exchange rate between U.S. dollars (in which the Fund’s shares are denominated) and such foreign currencies, the risk of currency devaluations and the risks of non-exchangeability and blockage.

As non-U.S. securities may be purchased with and payable in currencies of countries other than the U.S. dollar, the value of these assets measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. Fluctuations in currency rates may adversely affect the ability of the Investment Adviser to acquire such securities at advantageous prices and may also adversely affect the performance of such assets.

Certain non-U.S. currencies, primarily in developing countries, have been devalued in the past and might face devaluation in the future. Currency devaluations generally have a significant and adverse impact on the devaluing country’s economy in the short and intermediate term and on the financial condition and results of companies’ operations in that country. Currency devaluations may also be accompanied by significant declines in the values and liquidity of equity and debt securities of affected governmental and private sector entities generally. To the extent that affected companies have obligations denominated in currencies other than the devalued currency, those companies may also have difficulty in meeting those obligations under such circumstances, which in turn could have an adverse effect upon the value of the Fund’s investments in such companies. There can be no assurance that current or future developments with respect to foreign currency devaluations will not impair the Fund’s investment flexibility, its ability to achieve its investment objective or the value of certain of its foreign currency denominated investments.

Equity Risk

A principal risk of investing in the Fund is equity risk, which is the risk that the securities held by the Fund will fall in market value due to adverse market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, and the particular circumstances and performance of particular companies whose securities the Fund holds. An investment in the Fund represents an indirect investment in the securities owned by the Fund, which are for the most part traded on securities exchanges or in the over-the-counter markets. The market value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The net asset value of the Fund may at any point in time be worth less than the amount at the time the shareholder invested in the Fund, even after taking into account any reinvestment of distributions.

Dependence on Key Personnel

Mario J. Gabelli serves as the Fund’s portfolio manager. The Investment Adviser is dependent upon the expertise of Mr. Mario J. Gabelli in providing advisory services with respect to the Fund’s investments. If the Investment Adviser were to lose the services of Mr. Gabelli, its ability to service the Fund could be adversely affected. There can be no assurance that a suitable replacement could be found for Mr. Gabelli in the event of his death, resignation, retirement or inability to act on behalf of the Investment Adviser.

Market Discount Risk

Whether investors will realize gains or losses upon the sale of common shares of the Fund will depend upon the market price of the shares at the time of sale, which may be less or more than the Fund’s net asset value per share. Since the market price of the common shares will be affected by such factors as the Fund’s dividend and distribution levels (which are in turn affected by expenses), dividend and distribution stability, net asset value, market liquidity, the relative demand for and supply of the shares in the market, general market and economic conditions and other factors beyond the control of the Fund, we cannot predict whether the common shares will trade at, below or above net asset value or at, below or above the public offering price. Common shares of closed-end funds often trade at a discount to their net asset values and the Fund’s common shares may trade at such a discount. This risk may be greater for investors expecting to sell their common shares of the Fund soon after completion of the public offering. The common shares of the Fund are designed primarily for long-term investors, and investors in the shares should not view the Fund as a vehicle for trading purposes.

Long-term Objective; Not a Complete Investment Program

The Fund is intended for investors seeking a consistent level of after-tax total return consisting of income (with a current emphasis on qualifying dividends) and long-term capital gains. The Fund is not meant to provide a vehicle for those who wish to play short-term swings in the stock market. An investment in shares of the Fund should not be considered a complete investment program. Each shareholder should take into account the Fund’s investment objective as well as the shareholder’s other investments when considering an investment in the Fund.

Common Shares Distribution Policy Risk

Pursuant to its adopted distribution policy, the Fund intends to make monthly distributions on its common shares. To the extent its total monthly distributions for a year exceed its net investment company taxable income and net realized capital gain for that year, the excess would generally constitute a return of capital. Return of capital distributions are generally tax-free up to the amount of a shareholder’s tax basis in the shares after which they are treated as capital gains. See “Taxation.” In addition, such excess distributions may have the effect of decreasing the Fund’s total assets and may increase the Fund’s expense ratio as the Fund’s fixed expenses may become a larger percentage of the Fund’s average net assets. In order to make such distributions, the Fund might have to sell a portion of its investment portfolio at a time when independent investment judgment may not dictate such action.

Management Risk

The Fund is subject to management risk because it is an actively managed portfolio. The Investment Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Distribution Risk for Equity Income Portfolio Securities

In selecting equity income securities in which the Fund will invest, the Investment Adviser will consider the issuer’s history of making regular periodic distributions (i.e., dividends) to its equity holders. An issuer’s history of paying dividends, however, does not guarantee that the issuer will continue to pay dividends in the future. The dividend income stream associated with equity income securities generally is not guaranteed and will be subordinate to payment obligations of the issuer on its debt and other liabilities. Accordingly, in the event the issuer does not realize sufficient income in a particular period both to service its liabilities and to pay dividends on its equity securities, it may forgo paying dividends on its equity securities. In addition, because in most instances issuers are not obligated to make periodic distributions to the holders of their equity securities, such distributions or dividends generally may be discontinued at the issuer’s discretion.

Special Risks Related to Investments in Preferred Securities

There are special risks associated with the Fund’s investing in preferred securities, including:

•

Deferral.    Preferred securities may include provisions that permit the issuer, at its discretion, to defer dividends or distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring its dividends or distributions, the Fund may be required to report income for tax purposes although it has not yet received such income.

•

Non-Cumulative Dividends.    Some preferred securities are non-cumulative, meaning that the dividends do not accumulate and need not ever be paid. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. Should an issuer of a non-cumulative preferred security held by the Fund determine not to pay dividends or distributions on such security, the Fund’s return from that security may be adversely affected. There is no assurance that dividends or distributions on non-cumulative preferred securities in which the Fund invests will be declared or otherwise made payable.

•

Subordination.    Preferred securities are subordinated to bonds and other debt instruments in an issuer’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt security instruments.

•	Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. government securities.

•

Limited Voting Rights.    Generally, preferred security holders (such as the Fund) have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may be entitled to elect a number of trustees to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights.

•

Special Redemption Rights.    In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. For instance, for certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. A redemption by the issuer may negatively impact the return of the security held by the Fund.

Income Risk

The income investors in the Fund receive is based primarily on dividends and interest the Fund earns from its investments, which can vary widely over the short and long-term. If prevailing market interest rates decrease, distribution rates of the Fund’s preferred shares and any bond holdings could drop as well. The Fund’s income also would likely be affected adversely when prevailing short-term interest rates increase while the Fund is utilizing leverage.

Inflation Risk

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions thereon can decline. In addition, during any periods of rising inflation, dividend or interest rates of any variable rate preferred shares or debt securities issued by the Fund would likely increase, which would tend to further reduce returns to common shareholders.

Dilution Risk for Convertible Securities

In the absence of adequate anti-dilution provisions in a convertible security, dilution in the value of the Fund’s holding may occur in the event the underlying stock is subdivided, additional equity securities are issued for below market value, a stock dividend is declared or the issuer enters into another type of corporate transaction that has a similar effect.

Value Investing Risk

The Fund invests in dividend-paying common and preferred stocks in the Utilities Industry that the Investment Adviser believes are undervalued or inexpensive relative to other investments. These types of securities may present risks in addition to the general risks associated with investing in common and preferred stocks. These securities generally are selected on the basis of an issuer’s fundamentals relative to current market price. Such securities are subject to the risk of mis-estimation of certain fundamental factors. In addition, during certain time periods market dynamics may strongly favor “growth” stocks of issuers that do not display strong fundamentals relative to market price based upon positive price momentum and other factors. Disciplined adherence to a “value” investment mandate during such periods can result in significant underperformance relative to overall market indices and other managed investment vehicles that pursue growth style investments and/or flexible equity style mandates.

Non-Diversified Status

The Fund is classified as a “non-diversified” investment company under the 1940 Act, which means the Fund is not limited by the 1940 Act in the proportion of its assets that may be invested in the securities of a single issuer. As a non-diversified investment company, the Fund may invest in the securities of individual issuers to a greater degree than a diversified investment company. As a result, the Fund may be more vulnerable to events affecting a single issuer and therefore, subject to greater volatility than a fund that is more broadly diversified. Accordingly, an investment in the Fund may present greater risk to an investor than an investment in a diversified company.

Illiquid Securities

The Fund has no limit on the amount of its net assets it may invest in unregistered or otherwise illiquid investments. Unregistered securities are securities that cannot be sold publicly in the United States without registration under the Securities Act. Unregistered securities generally can be resold only in privately negotiated transactions with a limited number of purchasers or in a public offering registered under the Securities Act. Considerable delay could be encountered in either event and, unless otherwise contractually provided for, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of unregistered securities, and at times might make disposition of such securities impossible.

Risk Arbitrage

The Fund may invest in securities pursuant to “risk arbitrage” strategies or in other investment funds managed pursuant to such strategies. Risk arbitrage strategies attempt to exploit merger activity to capture the spread between current market values of securities and their values after successful completion of a merger, restructuring or similar corporate transaction. A merger or other restructuring or tender or exchange offer anticipated by the Fund and in which it holds an arbitrage position may not be completed on the terms contemplated or within the time frame anticipated, resulting in losses to the Fund. Such losses would be magnified to the extent that the Fund uses leverage to increase its stake in an arbitrage position.

Non-Investment Grade Securities

The Fund may invest up to 10% of its total assets in nonconvertible fixed-income securities rated in the lower rating categories of recognized statistical rating agencies or unrated securities of comparable quality, and an unlimited percentage of it assets in convertible bonds of such quality. These high yield securities, also sometimes referred to as “junk bonds,” generally pay a premium above the yields of U.S. government securities or debt securities of investment grade issuers because they are subject to greater risks than these securities. These risks, which reflect their speculative character, include the following:

•	greater volatility;

•	greater credit risk and risk of default;

•	potentially greater sensitivity to general economic or industry conditions;

•	potential lack of attractive resale opportunities (illiquidity); and

•	additional expenses to seek recovery from issuers who default.

In addition, the prices of these lower grade securities are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade securities. Lower grade securities tend to be less liquid than investment grade securities. The market value of lower grade securities may be more volatile than the market value of investment grade securities and generally tends to reflect the market’s perception of the creditworthiness of the issuer and short-term market developments to a greater extent than investment grade securities, which primarily reflect fluctuations in general levels of interest rates.

Ratings are relative and subjective and not absolute standards of quality. Securities ratings are based largely on the issuer’s historical financial condition and the rating agencies’ analysis at the time of rating. Consequently, the rating assigned to any particular security is not necessarily a reflection of the issuer’s current financial condition.

As a part of its investments in lower grade securities, the Fund may invest in securities of issuers in default. The Fund will invest in securities of issuers in default only when the Investment Adviser believes that such issuers will honor their obligations, emerge from bankruptcy protection and the value of these securities will appreciate. By investing in the securities of issuers in default, the Fund bears the risk that these issuers will not continue to honor their obligations or emerge from bankruptcy protection or that the value of these securities will not otherwise appreciate.

For a further description of lower grade securities and the risks associated therewith, see “Investment Objectives and Policies—Certain Investment Practices—Lower Rated Securities.” For a description of the ratings categories of certain recognized statistical ratings agencies, see Appendix A to this prospectus.

Loans of Portfolio Securities

Consistent with applicable regulatory requirements and the Fund’s investment restrictions, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described in the SAI), and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are at least equal to the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earns interest on the cash amounts deposited as collateral, which will be invested in short-term obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale. The Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the securities loaned if the borrower of the securities violates the terms of the loan or fails financially.

For a further description of such loans of portfolio securities, see “Investment Objective and Policies— Additional Investment Policies—Loans of Portfolio Securities” in the SAI.

Market Disruption and Geopolitical Risk

Geopolitical events such as terrorist attacks and wars, have led to, and may in the future lead to, increased short-term market volatility and may have long-term effects on U.S. and world economies and markets. The nature, scope and duration of the war and occupation cannot be predicted with any certainty. Similar events in the future or other disruptions of financial markets could affect interest rates, securities exchanges, auctions, secondary trading, ratings, credit risk, inflation, energy prices and other factors relating to the common shares.

Recent Economic Events

While the U.S. and global markets had experienced extreme volatility and disruption for an extended period of time beginning in 2007, the markets have more recently witnessed more stabilized economic activity as expectations for an economic recovery increased. However, risks to a robust resumption of growth persist: a weak consumer weighed down by too much debt and continuing joblessness, the growing size of the federal budget deficit and national debt, and the threat of inflation. A return to unfavorable economic conditions could impair the Fund’s ability to execute its investment strategies.

2012 U.S. Federal Budget

The proposed U.S. federal budget for fiscal year 2012 calls for the elimination of approximately $40 billion in tax incentives widely used by oil, gas and coal companies and the imposition of new fees on certain energy producers. The elimination of such tax incentives and imposition of such fees could adversely affect Natural Resources Companies in which the Fund invests and/or the natural resources sector generally.

Government Intervention in Financial Markets Risk

The recent instability in the financial markets has led the U.S. government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state governments and foreign governments, their regulatory agencies or self regulatory organizations may take additional actions that affect the regulation of the securities in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable. Issuers of corporate securities might seek protection under the bankruptcy laws. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objectives. The Investment Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so. See “Risk Factors and Special Considerations—Government Intervention in Financial Markets Risk.”

Anti-Takeover Provisions of the Fund’s Governing Documents

The Fund’s Governing Documents include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to an open-end fund. See “Anti-Takeover Provisions of the Fund’s Governing Documents.”

Status as a Regulated Investment Company

The Fund has qualified, and intends to remain qualified, for federal income tax purposes as a regulated investment company under Subchapter M of the Code. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the common shares if the Fund fails to satisfy the 1940 Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. The Fund presently intends, however, to purchase or redeem preferred shares to the extent necessary in order to maintain compliance with such asset coverage requirements. See “Taxation” for a more complete discussion of these and other federal income tax considerations.

HOW THE FUND MANAGES RISK

Investment Restrictions

The Fund has adopted certain investment limitations designed to limit investment risk and maintain portfolio diversification. These limitations are fundamental and may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the outstanding common shares and preferred shares voting together as a single class. See “Investment Restrictions” in the SAI for a complete list of the fundamental investment policies of the Fund. The Fund may become subject to rating agency guidelines that are more limiting than its current investment restrictions in order to obtain and maintain a desired rating on its preferred shares.

Interest Rate Transactions

The Fund may enter into interest rate swap or cap transactions to manage its borrowing costs, as well as to increase income. The use of such swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions.

The Fund may enter into interest rate swap or cap transactions in relation to all or a portion of its Variable Rate Preferred Shares in order to manage the impact on its portfolio of changes in the dividend rate of such shares. Through these transactions, the Fund may, for example, obtain the equivalent of a fixed rate for such Variable Rate Preferred Shares that is lower than the Fund would have to pay if it issued Fixed Rate Preferred Shares.

The Fund has and may continue to enter into equity contract for difference swap transactions, for the purpose of increasing the income of the Fund. In an equity contract for difference swap, a set of future cash flows is exchanged between two counterparties. One of these cash flow streams will typically be based on a reference interest rate combined with the performance of a notional value of shares of a stock. The other will be based on the performance of the shares of a stock. Depending on the general state of short-term interest rates and the returns on the Fund’s portfolio securities at the time a swap transaction reaches its scheduled termination date, there is a risk that the Fund will not be able to obtain a replacement transaction or that the terms of the replacement will not be as favorable as on the expiring transaction.

The Fund will usually enter into swaps or caps on a net basis; that is, the two payment streams will be netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund intends to segregate cash or liquid securities or set aside assets on the accounting records having a value at least equal to the value of the Fund’s net payment obligations under any swap transaction, marked to market daily. The Fund will monitor any such swap with a view to ensuring that the Fund remains in compliance with all applicable regulatory investment policy and tax requirements.

MANAGEMENT OF THE FUND

General

The Fund’s Board (who, with its officers, are described in the SAI) has overall responsibility for the management of the Fund. The Board decides upon matters of general policy and reviews the actions of the Investment Adviser, Gabelli Funds, LLC, located at One Corporate Center, Rye, New York 10580-1422, and the Sub-Administrator (as defined below). Pursuant to an investment advisory agreement with the Fund, the Investment Adviser, under the supervision of the Fund’s Board, provides a continuous investment program for the Fund’s portfolio; provides investment research and makes and executes recommendations for the purchase and sale of securities; and provides all facilities and personnel, including officers required for its administrative management and pays the compensation of all officers and Trustees of the Fund who are its affiliates. As compensation for its services and the related expenses borne by the Investment Adviser, the Fund pays the Investment Adviser a fee, computed daily and payable monthly, equal, on an annual basis, to 0.50% of the Fund’s average weekly total assets. The Fund’s total assets for purposes of calculating the level of the management fee will include assets attributable to any outstanding senior securities, such as preferred shares or notes. The Investment Adviser had previously agreed to waive its management fee on the incremental assets attributable to senior securities, (none of which has been issued prior to the date of this prospectus) if the effective cost of the senior securities exceeded the total return of the Fund’s common shares. This fee waiver was voluntary and has been discontinued by the Investment Adviser.

The Investment Adviser

The Investment Adviser is a New York limited liability company which serves as an investment adviser to sixteen open-end and ten closed-end registered management investment companies and a Luxembourg SICAV with combined aggregate net assets in excess of $20.4 billion as of June 30, 2012. The Investment Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Mr. Mario J. Gabelli may be deemed a “controlling person” of the Investment Adviser on the basis of his controlling interest in GBL, the parent company of the Investment Adviser. The Investment Adviser has several affiliates that provide investment advisory services: GAMCO, a wholly owned subsidiary of GBL, acts as investment adviser for individuals, pension trusts, profit-sharing trusts and endowments, and as sub-adviser to certain third party investment funds, which include registered investment companies, and had assets under management of approximately of $14.4 billion as of June 30, 2012; Teton Advisors, Inc., an affiliate of the Investment Adviser with assets under management of approximately $836 million as of June 30, 2012, acts as investment adviser to The TETON Westwood Funds and separaely managed accounts; Gabelli Securities, Inc., a majority owned subsidiary of GBL, acts as investment adviser to certain alternative investment products, consisting primarily of risk arbitrage and merchant banking limited partnerships and offshore companies, with assets under agement of approximately $781 million as of June 30, 2012; and Gabelli Fixed Income LLC, an indirect wholly owned subsidiary of GBL, acts as investment adviser for separate accounts having assets under management of approximately $63 million as of June 30, 2012. Teton Advisors, Inc. was spun off by GBL in March 2009 and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, Inc., the principal shareholder of Teton Advisors, Inc. as of June 30, 2012.

Payment of Expenses

The Investment Adviser is obligated to pay expenses associated with providing the services contemplated by the Investment Advisory Agreement including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund (but excluding costs associated with the calculation of the net asset value and allocated costs of the chief compliance officer function and officers of the Fund that are employed by the Fund and are not employed by the Investment Adviser although such officers may receive incentive-based variable compensation from affiliates of the Investment Adviser), as well as the fees of all Trustees of the Fund who are officers or employees of the Investment Adviser or its affiliates.

In addition to the fees of the Investment Adviser, the Fund is responsible for the payment of all its other expenses incurred in the operation of the Fund, which include, among other thing, expenses for legal and the Independent Registered Public Accounting Firm’s services, stock exchange listing fees, costs of printing proxies, share certificates and shareholder reports, charges to the Fund’s custodian, charges of the transfer agent and distribution disbursing agent, SEC fees and expenses of Trustees who are not officers or employees of the Investment Adviser or its affiliates, accounting and printing costs, the Fund’s pro rata portion of membership fees in trade organizations, the Fund’s pro rata portion of the Chief Compliance Officer’s compensation, fidelity bond coverage for the Fund’s officers and employees, Trustees and officers liability policy, interest, brokerage costs, taxes, expenses of qualifying the Fund for sale in various states, expenses of personnel performing shareholder servicing functions, litigation and other extraordinary or non-recurring expenses and other expenses properly payable by the Fund.

The Investment Adviser is responsible for administration of the Fund and currently utilizes and pays the fees of a third party sub-administrator. See “Management of the Fund—General.”

A discussion regarding the basis for the Board’s approval of the continuation of the investment advisory contract of the Fund will be available in the Fund’s semi-annual report to shareholders dated June 30, 2012.

Selection of Securities Brokers

The Advisory Agreement contains provisions relating to the selection of securities brokers to effect the portfolio transactions of the Fund. Under those provisions, the Investment Adviser may (i) direct Fund portfolio brokerage to Gabelli & Company, Inc. or other broker-dealer affiliates of the Investment Adviser and (ii) pay commissions to brokers other than Gabelli & Company, Inc. that are higher than might be charged by another qualified broker to obtain brokerage and/or research services considered by the Investment Adviser to be useful or desirable for its investment management of the Fund and/or its other investment advisory accounts or those of any investment adviser affiliated with it. The SAI contains further information about the Advisory Agreement, including a more complete description of the investment advisory and expense arrangements, exculpatory and brokerage provisions, as well as information on the brokerage practices of the Fund.

Portfolio Manager

Mr. Mario J. Gabelli, CFA, is currently and has been responsible for the day-to-day management of the Fund since its inception. Mr. Gabelli has served as Chairman and Chief Executive Officer of GAMCO Investors, Inc. and its predecessors since 1976. Mr. Gabelli is the Chief Investment Officer—Value Products for the Investment Adviser and GAMCO Asset Management Inc. Mr. Gabelli serves as portfolio manager for several funds in the Gabelli fund family and is a director of several funds in the Gabelli fund family. Mr. Gabelli is also the Chief Executive Officer and a director of GGCP, Inc., a private company owning the majority of the shares of GAMCO Investors, Inc.

The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager’s ownership of securities in the Fund.

Non-Resident Trustees

Mario d’Urso, a Trustee of the Fund, resides outside the U.S. and all or a significant portion of his assets are located outside the U.S. This Trustee does not have an authorized agent in the U.S. to receive service of process. As a result, it may not be possible for investors to effect service of process within the U.S. or to enforce against this non-resident Trustee in U.S. courts judgments predicated upon civil liability provisions of U.S. securities laws. It may also not be possible to enforce against this non-resident Trustee in foreign courts judgments of U.S. courts or liabilities in original actions predicated upon civil liability provisions of the U.S.

Sub-Administrator

The Investment Adviser has entered into a sub-administration agreement with BNY Mellon Investment Services (U.S.) Inc. (the “Sub-Administrator”) pursuant to which the Sub-Administrator provides certain administrative services necessary for the Fund’s operations that do not include the investment and portfolio management services provided by the Investment Adviser. For these services and the related expenses borne by the Sub-Administrator, the Investment Adviser pays a prorated monthly fee at the annual rate of 0.0275% of the first $10 billion of the aggregate average net assets of the Fund and all other funds advised by the Investment Adviser and Teton Advisors, Inc. and administered by the Sub-Administrator, 0.0125% of the aggregate average net assets exceeding $10 billion and 0.01% of the aggregate average net assets in excess of $15 billion. The Sub-Administrator has its principal office at 760 Moore Road, King of Prussia, Pennsylvania 19406.

Regulatory Matters

On April 24, 2008, the Investment Adviser entered into a settlement with the SEC to resolve an inquiry regarding prior frequent trading in shares of the GAMCO Global Growth Fund (the “Global Growth Fund”) by one investor who was banned from the Global Growth Fund in August 2002. Under the terms of the settlement the Investment Adviser, without admitting or denying the SEC’s findings and allegations, paid $16 million (which included a $5 million civil monetary penalty). On the same day, the SEC filed a civil action in the U.S.

District Court for the Southern District of New York against the Executive Vice President and Chief Operating Officer of the Investment Adviser, alleging violations of certain federal securities laws arising from the same matter. The officer, who is also an officer of the Global Growth Fund and other funds in the Gabelli/GAMCO complex, including this Fund, denies the allegations and is continuing in his positions with the Investment Adviser and the funds. The settlement by the Investment Adviser did not have, and the resolution of the action against the officer is not expected to have, a material adverse impact on the Investment Adviser or its ability to fulfill its obligations under the Investment Advisory Agreement.

PORTFOLIO TRANSACTIONS

Principal transactions are not entered into with affiliates of the Fund. However, Gabelli & Company, Inc., an affiliate of the Investment Adviser, may execute portfolio transactions on stock exchanges and in the over-the-counter markets on an agency basis and receive a stated commission therefore. For a more detailed discussion of the Fund’s brokerage allocation practices, see “Portfolio Transactions” in the SAI.

DIVIDENDS AND DISTRIBUTIONS

The Board has adopted a dividend policy, which may be changed at any time, to pay monthly distributions on its common shares equal to an annual rate of 6% of the initial public offering price of $20.00 per share. The Board has also determined to pay distributions on an annual basis equal to any realized income in excess of the monthly distributions as may be necessary to distribute substantially all of the Fund’s taxable income for that year. The Fund’s distribution policy permits holders of common shares to realize a predictable, but not assured, level of cash flow and some liquidity periodically with respect to their common shares without having to sell shares. To avoid paying income tax at the corporate level, the Fund expects to distribute substantially all of its net investment company taxable income and net capital gain, although the Fund may retain for reinvestment, and pay the resulting federal income taxes on its net capital gain, if any, each year. To the extent the Fund’s total monthly distributions for a year distributions to common shareholders and the amount of distributions on any preferred shares issued by the Fund exceed its net investment company taxable income (interest, dividends and net short-term capital gains in excess of expenses) and net realized long-term capital gain for that year, the excess would generally constitute a tax-free return of capital up to the amount of a shareholder’s tax basis in the common or preferred shares. Any distributions to the holders of common or preferred shares (if any) which (based upon the Fund’s full year performance) constitute a tax-free return of capital will reduce a shareholder’s tax basis in the common or preferred shares, thereby increasing such shareholder’s potential taxable gain or reducing his or her potential taxable loss on the sale of the common or preferred shares. Any amounts distributed to a shareholder in excess of the basis in the common or preferred shares will generally be taxable to the shareholder as capital gain. Distributions that constitute a return of capital should not be considered as dividend yield or the total return from an investment in the Fund. Common and preferred shareholders (if any) who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Common and preferred shareholders (if any) should not assume that the source of a distribution from the Fund is net profit. See “Taxation.” Quarterly distribution notices provided by the Fund to its shareholders will describe the portion of the monthly distributions which, in the Fund’s current good faith judgment, constitutes capital gain, investment company taxable income or a return of capital. A portion of the Fund’s common share distributions for the years ending December 31, 2011, December 31, 2010, December 31, 2009, December 31, 2008, and December 31, 2004 have included a return of capital. For the fiscal year ended December 31, 2011, the Fund made distributions of $1.20 per common share, approximately $0.21 of which constituted a return of capital. The final determination of the source of such distributions for federal income tax purposes will be made shortly after year end based on the Fund’s actual net investment company taxable income and net capital gain for the year and will be communicated to shareholders promptly.

In the event the Fund distributes amounts in excess of its investment company taxable income and net capital gain, such distributions will decrease the Fund’s total assets and, therefore, have the likely effect of increasing the Fund’s expense ratio as the Fund’s fixed expenses will become a larger percentage of the Fund’s average net assets. In addition, in order to make such distributions, the Fund may have to sell a portion of its investment portfolio at a time when independent investment judgment may not dictate such action.

The Fund, along with other closed-end registered investment companies advised by the Investment Adviser, has obtained an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting it to make periodic distributions of long-term capital gains provided that any distribution policy of the Fund with respect to its common shares calls for periodic distributions in an amount equal to a fixed percentage of the Fund’s average net asset value over a specified period of time or market price per common share at or about the time of distribution or payment of a fixed dollar amount. The exemption also permits the Fund to make distributions with respect to its preferred shares in accordance with such share’s terms. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan.”

AUTOMATIC DIVIDEND REINVESTMENT

AND VOLUNTARY CASH PURCHASE PLANS

Under the Fund’s automatic dividend reinvestment plan (the “Plan”), a shareholder whose common shares are registered in his or her own name will have all distributions reinvested automatically by Computershare, which is agent under the Plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in “street name”) will be reinvested by the broker or nominee in additional shares under the Plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Where distributions consist of a return of capital, reinvestment in shares of the Fund will constitute a reinvestment of the shareholder’s capital and not a reinvestment of any Fund profits received by the shareholder. Investors who own common shares registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to investors who do not participate in the Plan will be paid by check mailed directly to the record holder by Computershare as dividend disbursing agent.

Enrollment in the Plan

It is the policy of the Fund to automatically reinvest dividends payable to common shareholders. As a “registered” shareholder, you automatically become a participant in the Fund’s Plan. The Plan authorizes the Fund to credit common shares to participants upon an income dividend or a capital gains distribution regardless of whether the shares are trading at a discount or a premium to net asset value. All distributions to shareholders whose shares are registered in their own names will be automatically reinvested pursuant to the Plan in additional shares of the Fund. Plan participants may send their stock certificates to Computershare to be held in their dividend reinvestment account. Registered shareholders wishing to receive their distributions in cash must submit this request in writing to:

The Gabelli Global Utility & Income Trust

c/o Computershare

P.O. Box 43010

Providence, RI 02940-3010

Shareholders requesting this cash election must include the shareholder’s name and address as they appear on the share certificate. Shareholders with additional questions regarding the Plan, or requesting a copy of the terms of the Plan may contact Computershare at (800) 336-6983.

If your shares are held in the name of a broker, bank, or nominee, you should contact such institution. If such institution is not participating in the Plan, your account will be credited with a cash dividend. In order to participate in the Plan through such institution, it may be necessary for you to have your shares taken out of “street name” and re-registered in your own name. Once registered in your own name, your dividends will be automatically reinvested. Certain brokers participate in the Plan. Shareholders holding shares in “street name” at participating institutions will have distributions automatically reinvested. Shareholders wishing a cash dividend at such institution must contact their broker to make this change.

The number of common shares distributed to participants in the Plan in lieu of cash dividends is determined in the following manner. Under the Plan, whenever the market price of the Fund’s common shares is equal to or exceeds net asset value at the time shares are valued for purposes of determining the number of shares equivalent to the cash dividends or capital gains distribution, participants are issued common shares valued at the greater of (i) the net asset value as most recently determined or (ii) 95% of the then current market price of the Fund’s common shares. The valuation date is the dividend or distribution payment date or, if that date is not a NYSE MKT trading day, the next trading day. If the net asset value of the common shares at the time of valuation exceeds the market price of the common shares, participants will receive shares from the Fund valued at market price. If the Fund should declare a dividend or capital gains distribution payable only in cash, Computershare will buy common shares in the open market, or on the NYSE MKT or elsewhere, for the participants’ accounts, except that Computershare will endeavor to terminate purchases in the open market and cause the Fund to issue shares at net asset value if, following the commencement of such purchases, the market value of the common shares exceeds the then current net asset value.

The automatic reinvestment of dividends and capital gains distributions will not relieve participants of any income tax which may be payable on such distributions. A participant in the Plan will be treated for federal income tax purposes as having received, on a dividend payment date, a dividend or distribution in an amount equal to the cash the participant could have received instead of shares.

Voluntary Cash Purchase Plan

The Voluntary Cash Purchase Plan is yet another vehicle for our shareholders to increase their investment in the Fund. In order to participate in the Voluntary Cash Purchase Plan, shareholders must have their shares registered in their own name.

Participants in the Voluntary Cash Purchase Plan have the option of making additional cash payments to Computershare for investments in the Fund’s common shares at the then current market price. Shareholders may send an amount from $250 to $10,000. Computershare will use these funds to purchase shares in the open market on or about the 1st and 15th of each month. Computershare will charge each shareholder who participates $0.75, plus a pro rata share of the brokerage commissions. Brokerage charges for such purchases are expected to be less than the usual brokerage charge for such transactions. It is suggested that any voluntary cash payments be sent to Computershare, P.O. Box 43010, Providence, RI 02940-3010 such that Computershare receives such payments approximately 10 days before the 1st and 15th of the month. Funds not received at least five days before the investment date shall be held for investment until the next purchase date. A payment may be withdrawn without charge if notice is received by Computershare at least 48 hours before such payment is to be invested.

Shareholders wishing to liquidate shares held at Computershare must do so in writing or by telephone. Please submit your request to the above mentioned address or telephone number. Include in your request your name, address and account number. The cost to liquidate shares is $2.50 per transaction as well as the brokerage commission incurred. Brokerage charges are expected to be less than the usual brokerage charge for such transactions.

For more information regarding the Automatic Dividend Reinvestment Plan and Voluntary Cash Purchase Plan, brochures are available by calling (914) 921-5070 or by writing directly to the Fund.

The Fund reserves the right to amend or terminate the Automatic Reinvestment Plan or Voluntary Cash Purchase Plan as applied to any voluntary cash payments made and any dividend or distribution paid subsequent to written notice of the change sent to the members of the Plan at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by Computershare on at least 90 days’ written notice to participants in the Plan.

DESCRIPTION OF THE SECURITIES

The following is a brief description of the terms of the common and preferred shares, notes, and subscription rights. This description does not purport to be complete and is qualified by reference to the Fund’s Agreement and Declaration of Trust and its By-Laws. For complete terms of the common and preferred shares, please refer to the actual terms of such series, which are set forth in the Governing Documents. For complete terms of the notes, please refer to the actual terms of such notes, which will be set forth in an Indenture relating to such notes (the “Indenture.”) For complete terms of the subscription rights, please refer to the actual terms of such subscription rights which will be set forth in the subscription rights agreement relating to such subscription rights (the “Subscription Rights Agreement”).

Common Shares

The Fund is an unincorporated statutory trust organized under the laws of Delaware pursuant to a Certificate of Trust dated as of March 8, 2004. The Fund is authorized to issue an unlimited number of common shares of beneficial interest, par value $.001 per share. Each common share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable. Though the Fund expects to pay distributions monthly on the common shares, it is not obligated to do so. All common shares are equal as to distributions, assets and voting privileges and have no conversion, preemptive or other subscription rights. The Fund will send annual and semi-annual reports, including financial statements, to all holders of its shares. In the event of liquidation, each of the Fund’s common shares is entitled to its proportion of the Fund’s assets after payment of debts and expenses and the amounts payable to holders of the Fund’s preferred shares ranking senior to the Fund’s common shares as described below.

Any additional offerings of shares will require approval by the Fund’s Board. Any additional offering of common shares will be subject to the requirements of the 1940 Act, which provides that common shares may not be issued at a price below the then current net asset value, exclusive of sales load, except in connection with an offering to existing holders of common shares or with the consent of a majority of the Fund’s outstanding voting securities.

The Fund’s outstanding common shares are listed and traded on the NYSE MKT under the symbol “GLU.” The average weekly trading volume of the common shares on the NYSE MKT during the period from January 1, 2011 through December 31, 2011 was 11,504 shares. The average weekly trading volume of common shares on the NYSE MKT during the period January 1, 2012 through September 30, 2012 was 10,023 shares.

Unlike open-end funds, closed-end funds like the Fund do not continuously offer shares and do not provide daily redemptions. Rather, if a shareholder determines to buy additional common shares or sell shares already held, the shareholder may do so by trading through a broker on the NYSE MKT or otherwise.

Shares of closed-end investment companies often trade on an exchange at prices lower than net asset value. Because the market value of the common shares may be influenced by such factors as dividend and distribution levels (which are in turn affected by expenses), dividend and distribution stability, net asset value, market liquidity, relative demand for and supply of such shares in the market, unrealized gains, general market and economic conditions and other factors beyond the control of the Fund, the Fund cannot assure you that common shares will trade at a price equal to or higher than net asset value in the future. The common shares are designed primarily for long-term investors and you should not purchase the common shares if you intend to sell them soon after purchase.

The Fund’s common shareholders vote as a single class to elect the Fund’s Board and on additional matters with respect to which the 1940 Act, the Governing Documents or resolutions adopted by the Trustees provide for a vote of the Fund’s common shareholders. See “Anti-Takeover Provisions of the Fund’s Governing Documents.”

The Fund is a closed-end, non-diversified, management investment company and as such its shareholders do not, and will not, have the right to require the Fund to repurchase their shares. The Fund, however, may repurchase its common shares from time to time as and when it deems such a repurchase advisable, subject to maintaining required asset coverage for each series of outstanding preferred shares. The Board has authorized such repurchases to be made when the Fund’s common shares are trading at a discount from net asset value of 10% or more (or such other percentage as the Board of the Fund may determine from time to time). Pursuant to the 1940 Act, the Fund may repurchase its common shares on a securities exchange (provided that the Fund has informed its shareholders within the preceding six months of its intention to repurchase such shares) or pursuant to tenders and may also repurchase shares privately if the Fund meets certain conditions regarding, among other things, distribution of net income for the preceding fiscal year, status of the seller, price paid, brokerage commissions, prior notice to shareholders of an intention to purchase shares and purchasing in a manner and on a basis that does not discriminate unfairly against the other shareholders through their interest in the Fund.

When the Fund repurchases its common shares for a price below net asset value, the net asset value of the common shares that remain outstanding will be enhanced, but this does not necessarily mean that the market price of the outstanding common shares will be affected, either positively or negatively. The repurchase of common shares will reduce the total assets of the Fund available for investment and may increase the Fund’s expense ratio. Through December 31, 2010, the Fund has not repurchased its common shares under this authorization.

Book-Entry.    The common shares will initially be held in the name of Cede & Co. as nominee for the Depository Trust Company (“DTC”). The Fund will treat Cede & Co. as the holder of record of the common shares for all purposes. In accordance with the procedures of DTC, however, purchasers of common shares will be deemed the beneficial owners of shares purchased for purposes of distributions, voting and liquidation rights. Purchasers of common shares may obtain registered certificates by contacting the Transfer Agent.

Preferred Shares

The Agreement and Declaration of Trust provides that the Fund’s Board may authorize and issue senior securities with rights as determined by the Board, by action of the Board without the approval of the holders of the common shares. Holders of common shares have no preemptive right to purchase any senior securities that might be issued.

Currently an unlimited number of the Fund’s shares have been classified by the Board as preferred shares, par value $0.001 per share. The terms of such preferred shares may be fixed by the Board and would materially limit and/or qualify the rights of holders of the Fund’s common shares.

If the Fund issues preferred shares, it will pay dividends to the holders of the preferred shares at either a fixed rate or a rate that will be reset frequently based on short-term interest rates, as described in a Prospectus Supplement accompanying each preferred share offering.

Redemption, Purchase and Sale of Preferred Shares By the Trust.    The terms of any preferred shares are expected to provide that (i) they are redeemable by the Fund at any time in whole or in part at the original purchase price per share plus accumulated dividends per share, (ii) the Fund may tender for or purchase preferred shares and (iii) the Fund may subsequently resell any shares so tendered for or purchased. Any redemption or purchase of preferred shares by the Fund will reduce the leverage applicable to the common shares, while any resale of preferred shares by the Fund will increase that leverage.

Asset Maintenance Requirements.    The Fund must satisfy asset maintenance requirements under the 1940 Act with respect to its preferred shares. Under the 1940 Act, debt or additional preferred shares may be issued only if immediately after such issuance the value of the Fund’s total assets (less ordinary course liabilities) is at least 300% of the amount of any debt outstanding and at least 200% of the amount of any preferred shares and debt outstanding.

The Fund will be required under the Statement of Preferences of each series of preferred shares to determine whether it has, as of the last business day of each March, June, September and December of each year, an “asset coverage” (as defined in the 1940 Act) of at least 200% (or such higher or lower percentage as may be required at the time under the 1940 Act) with respect to all outstanding senior securities of the Fund that are debt or stock, including any outstanding preferred shares. If the Fund fails to maintain the asset coverage required under the 1940 Act on such dates and such failure is not cured within 60 calendar days, the Fund may, and in certain circumstances will be required to, mandatorily redeem shares of preferred sufficient to satisfy such asset coverage. See “Redemption” below.

Distributions.    In connection with the offering of one or more series of preferred shares, an accompanying Prospectus Supplement will specify whether dividends on such preferred shares will be based on a fixed or variable rate. If such Prospectus Supplement specifies that dividends will be paid at a fixed rate, holders of such Fixed Rate Preferred Shares will be entitled to receive, out of funds legally available therefore, cumulative cash distributions, at an annual rate set forth in the applicable Prospectus Supplement, payable with such frequency as set forth in the applicable Prospectus Supplement. Such distributions will accumulate from the date on which such shares are issued.

In the alternative, the Prospectus Supplement may state that the holders of one or more series of Variable Rate Preferred Shares are entitled to receive cash distributions at annual rates stated as a percentage of liquidation preference, that will vary from dividend period to dividend period. The liquidation preference per share and the dividend rate for the initial dividend period for any such series of preferred shares will be the rate set forth in the Prospectus Supplement for such series. For subsequent dividend periods, each such series of preferred shares will pay distributions based on an observed interest rate reset periodically. In most instances, distributions are paid promptly after each result following the end of the dividend period. The Fund, subject to some limitations, may change the length of the dividend periods, designating them as “special dividend periods,” as described below under “—Designation of Special Dividend Periods.”

Restrictions on Dividends and Other Distributions for the Preferred Shares

So long as any preferred shares are outstanding, the Fund may not pay any dividend or distribution (other than a dividend or distribution paid in common shares or in options, warrants or rights to subscribe for or purchase common shares) in respect of the common shares or call for redemption, redeem, purchase or otherwise acquire for consideration any common shares (except by conversion into or exchange for shares of the Fund ranking junior to the preferred shares as to the payment of dividends or distributions and the distribution of assets upon liquidation), unless:

•

the Fund has declared and paid (or provided to the relevant dividend paying agent) all cumulative distributions on the Fund’s outstanding preferred shares due on or prior to the date of such common shares dividend or distribution;

•	the Fund has redeemed the full number of shares of preferred to be redeemed pursuant to any mandatory redemption provision in the Fund’s Governing Documents; and

•	after making the distribution, the Fund meets applicable asset coverage requirements described under “Preferred Shares—Asset Maintenance Requirements.”

No full distribution will be declared or made on any series of preferred shares for any dividend period, or part thereof, unless full cumulative distributions due through the most recent dividend payment dates therefore for all outstanding series of preferred shares of the Fund ranking on a parity with such series as to distributions have been or contemporaneously are declared and made. If full cumulative distributions due have not been made on all outstanding preferred shares of the Fund ranking on a parity with such series of preferred shares as to the payment of distributions, any distributions being paid on the preferred shares will be paid as nearly pro rata as possible in proportion to the respective amounts of distributions accumulated but unmade on each such series of preferred shares on the relevant dividend payment date. The Fund’s obligation to make distributions on the preferred shares will be subordinate to its obligations to pay interest and principal, when due, on any senior securities representing debt.

Redemption

Mandatory Redemption Relating to Asset Coverage Requirements.    The Fund may, at its option, consistent with its Governing Documents and the 1940 Act, and in certain circumstances will be required to, mandatorily redeem preferred shares in the event that:

•

the Fund fails to maintain the asset coverage requirements specified under the 1940 Act on a quarterly valuation date and such failure is not cured on or before a specified period of time, following such failure; or

•

the Fund fails to maintain the asset coverage requirements as calculated in accordance with the applicable rating agency guidelines as of any monthly valuation date, and such failure is not cured on or before a specified period of time after such valuation date.

The redemption price for preferred shares subject to mandatory redemption will be the liquidation preference, as stated in the Statement of Preferences of each existing series of preferred shares or the Prospectus

Supplement accompanying the issuance of any series of preferred shares, plus an amount equal to any accumulated but unpaid distributions (whether or not earned or declared) to the date fixed for redemption, plus any applicable redemption premium determined by the Board and included in the Statement of Preferences.

The number of shares of preferred shares that will be redeemed in the case of a mandatory redemption will equal the minimum number of outstanding shares of preferred shares, the redemption of which, if such redemption had occurred immediately prior to the opening of business on the applicable cure date, would have resulted in the relevant asset coverage requirement having been met or, if the required asset coverage cannot be so restored, all of the shares of preferred shares. In the event that shares of preferred shares are redeemed due to a failure to satisfy the 1940 Act asset coverage requirements, the Fund may, but is not required to, redeem a sufficient number of shares of preferred shares so that the Fund’s assets exceed the asset coverage requirements under the 1940 Act after the redemption by 10% (that is, 220% asset coverage) or some other amount specified in the Statement of Preferences. In the event that shares of preferred shares are redeemed due to a failure to satisfy applicable rating agency guidelines, the Fund may, but is not required to, redeem a sufficient number of shares of preferred shares so that the Fund’s discounted portfolio value (as determined in accordance with the applicable rating agency guidelines) after redemption exceeds the asset coverage requirements of each applicable rating agency by up to 10% (that is, 110% rating agency asset coverage) or some other amount specified in the Statement of Preferences.

If the Fund does not have funds legally available for the redemption of, or is otherwise unable to redeem, all the preferred shares to be redeemed on any redemption date, the Fund will redeem on such redemption date that number of shares for which it has legally available funds, or is otherwise able to redeem, from the holders whose shares are to be redeemed ratably on the basis of the redemption price of such shares, and the remainder of those shares to be redeemed will be redeemed on the earliest practicable date on which the Fund will have funds legally available for the redemption of, or is otherwise able to redeem, such shares upon written notice of redemption.

If fewer than all of the Fund’s outstanding preferred shares are to be redeemed, the Fund, at its discretion and subject to the limitations of the Governing Documents, the 1940 Act, and applicable law, will select the one or more series of preferred from which shares will be redeemed and the amount of preferred to be redeemed from each such series. If fewer than all shares of a series of preferred are to be redeemed, such redemption will be made as among the holders of that series pro rata in accordance with the respective number of shares of such series held by each such holder on the record date for such redemption (or by such other equitable method as the Fund may determine). If fewer than all shares of preferred held by any holder are to be redeemed, the notice of redemption mailed to such holder will specify the number of shares to be redeemed from such holder, which may be expressed as a percentage of shares held on the applicable record date.

Optional Redemption of Fixed Rate Preferred Shares.    Shares of Fixed Rate Preferred are not subject to optional redemption by the Fund until the date, if any, specified in the applicable Prospectus or Prospectus Supplement, unless such redemption is necessary, in the judgment of the Fund, to maintain the Fund’s status as a regulated investment company under the Code. Commencing on such date and thereafter, the Fund may at any time redeem such Fixed Rate Preferred Shares in whole or in part for cash at a redemption price per share equal to the liquidation preference per share plus accumulated and unpaid distributions (whether or not earned or declared) to the redemption date plus any premium specified in or pursuant to the Statement of Preferences. Such redemptions are subject to the notice requirements set forth under “—Redemption Procedures” and the limitations of the Governing Documents, the 1940 Act and applicable law.

Optional Redemption of Variable Rate Preferred Shares.    The Fund generally may redeem Variable Rate Preferred Shares, in whole or in part, at its option at any time (usually on a dividend or distribution payment date), other than during a non-call period. The Fund may designate a non-call period in, or if so specified, pursuant to the Statement of Preferences. The redemption price per share will equal the liquidation preference plus any redemption premium applicable during such dividend period plus any premium specified in or pursuant to the Statement of Preferences. Such redemptions are subject to the notice requirements set forth under “—Redemption Procedures” and the limitations of the limitations of the Governing Documents, the 1940 Act and applicable law.

Redemption Procedures.    A notice of redemption with respect to an optional redemption will be given to the holders of record of preferred shares selected for redemption not less than 15 days (subject to NYSE MKT requirements), in the case of Fixed Rate Preferred Shares, and not less than seven days, in the case of Variable Rate Preferred Shares, nor, in both cases, more than 40 days prior to the date fixed for redemption. Preferred shareholders may receive shorter notice in the event of a mandatory redemption. Each notice of redemption will state (i) the redemption date, (ii) the number or percentage of shares of preferred shares to be redeemed (which may be expressed as a percentage of such shares outstanding), (iii) the CUSIP number(s) of such shares, (iv) the redemption price (specifying the amount of accumulated distributions to be included therein), (v) the place or places where such shares are to be redeemed, (vi) that distributions on the shares to be redeemed will cease to accumulate on such redemption date, (vii) the provision of the Statement of Preferences under which the redemption is being made and (viii) any conditions precedent to such redemption. No defect in the notice of redemption or in the mailing thereof will affect the validity of the redemption proceedings, except as required by applicable law.

The holders of preferred shares, whether subject to a variable or fixed rate, will not have the right to redeem any of their shares at their option except to the extent specified in the Statement of Preferences.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the holders of preferred shares then outstanding will be entitled to receive a preferential liquidating distribution, which is expected to equal the original purchase price per preferred share plus accumulated and unpaid dividends, whether or not declared, before any distribution of assets is made to holders of common shares. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of preferred shares will not be entitled to any further participation in any distribution of assets by the Fund.

Voting Rights

Except as otherwise stated in this Prospectus, specified in the Fund’s Governing Documents or resolved by the Board or as otherwise required by applicable law, holders of preferred shares shall be entitled to one vote per share held on each matter submitted to a vote of the shareholders of the Fund and will vote together with holders of common shares and of any other preferred shares then outstanding as a single class.

In connection with the election of the Fund’s Trustees, holders of the outstanding preferred shares, voting together as a single class, will be entitled at all times to elect two of the Fund’s Trustees, and the remaining Trustees will be elected by holders of common shares and holders of preferred shares, voting together as a single class. In addition, if (i) at any time dividends and distributions on outstanding shares of preferred shares are unpaid in an amount equal to at least two full years’ dividends and distributions thereon and sufficient cash or specified securities have not been deposited with the applicable paying agent for the payment of such accumulated dividends and distributions or (ii) at any time holders of any other series of preferred shares are entitled to elect a majority of the Trustees of the Fund under the 1940 Act or the applicable Statement of Preferences creating such shares, then the number of Trustees constituting the Board automatically will be increased by the smallest number that, when added to the two Trustees elected exclusively by the holders of preferred shares as described above, would then constitute a simple majority of the Board as so increased by such smallest number. Such additional Trustees will be elected by the holders of the outstanding preferred shares, voting together as a single class, at a special meeting of shareholders which will be called as soon as practicable and will be held not less than ten nor more than twenty days after the mailing date of the meeting notice. If the Fund fails to send such meeting notice or to call such a special meeting, the meeting may be called by any preferred shareholder on like notice. The terms of office of the persons who are Trustees at the time of that election will continue. If the Fund thereafter pays, or declares and sets apart for payment in full, all dividends and distributions payable on all outstanding preferred shares for all past dividend periods or the holders of other series of preferred shares are no longer entitled to elect such additional Trustees, the additional voting rights of the holders of the preferred shares as described above will cease, and the terms of office of all of the additional Trustees elected by the holders of the preferred shares (but not of the Trustees with respect to whose election the holders of common shares were entitled to vote or the two Trustees the holders of preferred shares have the right to elect as a separate class in any event) will terminate automatically.

So long as shares of preferred are outstanding, the Fund will not, without the affirmative vote of the holders of a majority (as defined in the 1940 Act) of the shares of preferred outstanding at the time, and present and voting on such matter, voting separately as one class, amend, alter or repeal the provisions of the Fund’s Governing Documents whether by merger, consolidation or otherwise, so as to materially adversely affect any of the rights, preferences or powers expressly set forth in the Governing Documents with respect to such shares of preferred, unless the Fund obtains written confirmation from Moody’s, S&P or any such other rating agency then rating the preferred shares that such amendment, alteration or repeal would not impair the rating then assigned by such rating agency to the preferred shares, in which case the vote or consent of the holders of the preferred shares is not required. Also, to the extent permitted under the 1940 Act, in the event shares of more than one series of preferred shares are outstanding, the Fund will not approve any of the actions set forth in the preceding sentence which materially adversely affect the rights, preferences or powers expressly set forth in the Governing Documents with respect to such shares of a series of preferred shares differently than those of a holder of shares of any other series of preferred without the affirmative vote of the holders of at least a majority of the shares of preferred of each series materially adversely affected and outstanding at such time (each such materially adversely affected series voting separately as a class to the extent its rights are affected differently). For purposes of this paragraph, no matter shall be deemed to adversely affect any right, preference or power unless such matter (i) adversely alters or abolishes any preferential right of such series; (ii) creates, adversely alters or abolishes any right in respect of redemption of such series; or (iii) creates or adversely alters (other than to abolish) any restriction on transfer applicable to such series.

Under the Governing Documents and applicable provisions of the 1940 Act, the affirmative vote of a majority of the votes entitled to be cast by holders of outstanding shares of the preferred, voting together as a single class, will be required to approve any plan of reorganization adversely affecting the preferred shares. The approval of 67% of each class, voting separately, of the Fund’s outstanding voting shares is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. The approval of a majority (as that term is defined in the 1940 Act) of the Fund’s outstanding preferred shares and a majority (as that term is defined in the 1940 Act) of the Fund’s outstanding voting securities are required to approve any action requiring a vote of security holders under Section 13(a) of the 1940 Act (other than a conversion of the Fund from a closed-end to an open-end investment company), including, among other things, changes in the Fund’s investment objectives or changes in the investment restrictions described as fundamental policies under “Investment Objectives and Policies” in this Prospectus and the SAI, “How the Fund Manages Risk—Investment Restrictions” in this Prospectus and “Investment Restrictions” in the SAI. For purposes of this paragraph, except as otherwise required under the 1940 Act, the majority of the outstanding preferred shares means, in accordance with Section 2(a)(42) of the 1940 Act, the vote, at the annual or a special meeting of the shareholders of the Fund duly called (i) of 67% or more of the shares of preferred shares present at such meeting, if the holders of more than 50% of the outstanding shares of preferred shares are present or represented by proxy, or (ii) more than 50% of the outstanding shares of preferred shares, whichever is less. The class vote of holders of preferred shares described above in each case will be in addition to a separate vote of the requisite percentage of common shares, and any other preferred shares, voting together as a single class, that may be necessary to authorize the action in question.

The calculation of the elements and definitions of certain terms of the rating agency guidelines may be modified by action of the Board without further action by the shareholders if the Board determines that such modification is necessary to prevent a reduction in rating of the shares of preferred shares by Moody’s and/or S&P (or such other rating agency then rating the preferred shares at the request of the Fund), as the case may be, or is in the best interests of the holders of common shares and is not adverse to the holders of preferred shares in view of advice to the Fund by the relevant rating agencies that such modification would not adversely affect its then current rating of the preferred shares.

The foregoing voting provisions will not apply to any series of preferred shares if, at or prior to the time when the act with respect to which such vote otherwise would be required will be effected, such shares will have been redeemed or called for redemption and sufficient cash or cash equivalents provided to the applicable paying agent to effect such redemption. The holders of preferred shares will have no preemptive rights or rights to cumulative voting.

Limitation on Issuance of Preferred Shares

So long as the Fund has preferred shares outstanding, subject to receipt of approval from the rating agencies of each series of preferred shares outstanding, and subject to compliance with the Fund’s investment objectives, policies and restrictions, the Fund may issue and sell shares of one or more other series of additional preferred shares provided that the Fund will, immediately after giving effect to the issuance of such additional preferred shares and to its receipt and application of the proceeds thereof (including, without limitation, to the redemption of preferred shares to be redeemed out of such proceeds), have an “asset coverage” for all senior securities of the Fund which are stock, as defined in the 1940 Act, of at least 200% of the sum of the liquidation preference of the preferred shares of the Fund then outstanding and all indebtedness of the Fund constituting senior securities and no such additional preferred shares will have any preference or priority over any other preferred shares of the Fund upon the distribution of the assets of the Fund or in respect of the payment of dividends or distributions.

The Fund will consider from time to time whether to offer additional preferred shares or securities representing indebtedness and may issue such additional securities if the Board concludes that such an offering would be consistent with the Fund’s Governing Documents and applicable law, and in the best interest of existing common shareholders.

Notes

General.    Under applicable state law and our Agreement and Declaration of Trust, we may borrow money without prior approval of holders of common and preferred shares. We may issue debt securities, including notes, or other evidence of indebtedness and may secure any such notes or borrowings by mortgaging, pledging or otherwise subjecting as security our assets to the extent permitted by the 1940 Act or rating agency guidelines. Any borrowings, including without limitation the notes, will rank senior to the preferred shares and the common shares.

Under the 1940 Act, we may only issue one class of senior securities representing indebtedness, which in the aggregate must have asset coverage immediately after the time of issuance of at least 300%. So long as notes are outstanding, additional debt securities must rank on a parity with notes with respect to the payment of interest and upon the distribution of our assets.

A prospectus supplement relating to any notes will include specific terms relating to the offering. The terms to be stated in a prospectus supplement will include the following:

•	the form and title of the security;

•	the aggregate principal amount of the securities;

•	the interest rate of the securities;

•	whether the interest rate for the securities will be determined by auction or remarketing;

•	the maturity dates on which the principal of the securities will be payable;

•	the frequency with which auctions or remarketings, if any, will be held;

•	any changes to or additional events of default or covenants;

•	any minimum period prior to which the securities may not be called;

•	any optional or mandatory call or redemption provisions;

•	the credit rating of the notes; and

•	any other terms of the securities.

Interest.    The prospectus supplement will describe the interest payment provisions relating to notes. Interest on notes will be payable when due as described in the related prospectus supplement. If we do not pay interest when due, it will trigger an event of default and we will be restricted from declaring dividends and making other distributions with respect to our common shares and preferred shares.

Limitations.    Under the requirements of the 1940 Act, immediately after issuing any senior securities representing indebtedness, we must have an asset coverage of at least 300%. Asset coverage for this purpose means the ratio which the value of our total assets, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness. Other types of borrowings also may result in our being subject to similar covenants in credit agreements.

Events of Default and Acceleration of Maturity of Notes.

Unless stated otherwise in the related prospectus supplement, any one of the following events will constitute an “event of default” for that series under the Indenture relating to the notes:

•	default in the payment of any interest upon a series of notes when it becomes due and payable and the continuance of such default for 30 days;

•	default in the payment of the principal of, or premium on, a series of notes at its stated maturity;

•

default in the performance, or breach, of any covenant or warranty of ours in the Indenture, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the trustee;

•	certain voluntary or involuntary proceedings involving us and relating to bankruptcy, insolvency or other similar laws;

•	if, on the last business day of each of twenty-four consecutive calendar months, the notes have a 1940 Act asset coverage of less than 100%; or

•	any other “event of default” provided with respect to a series, including a default in the payment of any redemption price payable on the redemption date.

Upon the occurrence and continuance of an event of default, the holders of a majority in principal amount of a series of outstanding notes or the trustee will be able to declare the principal amount of that series of notes immediately due and payable upon written notice to us. A default that relates only to one series of notes does not affect any other series and the holders of such other series of notes will not be entitled to receive notice of such a default under the Indenture. Upon an event of default relating to bankruptcy, insolvency or other similar laws, acceleration of maturity will occur automatically with respect to all series. At any time after a declaration of acceleration with respect to a series of notes has been made, and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding notes of that series, by written notice to us and the trustee, may rescind and annul the declaration of acceleration and its consequences if all events of default with respect to that series of notes, other than the non-payment of the principal of that series of notes which has become due solely by such declaration of acceleration, have been cured or waived and other conditions have been met.

Liquidation Rights.    In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to us or to our creditors, as such, or to our assets, or (b) any liquidation, dissolution or other winding up of us, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of ours, then (after any payments with respect to any secured creditor of ours outstanding at such time) and in any such event the holders of notes shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all notes (including any interest accruing thereon after the commencement of any such case or proceeding), or provision shall be made for such payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of the notes, before the holders of any of our common or preferred shares are entitled to receive any payment on account of any redemption proceeds, liquidation preference or dividends from such shares. The holders of notes shall be entitled to receive, for application to the payment thereof, any payment or distribution of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of ours being subordinated to the payment of the notes, which may be payable or deliverable in respect of the notes in any such case, proceeding, dissolution, liquidation or other winding up event.

Unsecured creditors of ours may include, without limitation, service providers including our Investment Adviser, custodian, administrator, auction agent, broker-dealers and the trustee, pursuant to the terms of various contracts with us. Secured creditors of ours may include without limitation parties entering into any interest rate swap, floor or cap transactions, or other similar transactions with us that create liens, pledges, charges, security interests, security agreements or other encumbrances on our assets.

A consolidation, reorganization or merger of us with or into any other company, or a sale, lease or exchange of all or substantially all of our assets in consideration for the issuance of equity securities of another company shall not be deemed to be a liquidation, dissolution or winding up of us.

Voting Rights.    The notes have no voting rights, except as mentioned below and to the extent required by law or as otherwise provided in the Indenture relating to the acceleration of maturity upon the occurrence and continuance of an event of default. In connection with the notes or other borrowings (if any), the 1940 Act does in certain circumstances grant to the note holders or lenders certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event the Fund fails to maintain 100% asset coverage of any notes outstanding, the holders of the notes will have the right to elect a majority of the Fund’s Trustees.

Market.    Our notes are not likely to be listed on an exchange or automated quotation system. The details on how to buy and sell such notes, along with the other terms of the notes, will be described in a prospectus supplement. We cannot assure you that any market will exist for our notes or if a market does exist, whether it will provide holders with liquidity.

Book-Entry, Delivery and Form.    Unless otherwise stated in the related prospectus supplement, the notes will be issued in book-entry form and will be represented by one or more notes in registered global form. The global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. DTC will maintain the notes in designated denominations through its book-entry facilities.

Under the terms of the Indenture, we and the trustee may treat the persons in whose names any notes, including the global notes, are registered as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Therefore, so long as DTC or its nominee is the registered owner of the global notes, DTC or such nominee will be considered the sole holder of outstanding notes under the Indenture. We or the trustee may give effect to any written certification, proxy or other authorization furnished by DTC or its nominee.

A global note may not be transferred except as a whole by DTC, its successors or their respective nominees. Interests of beneficial owners in the global note may be transferred or exchanged for definitive securities in accordance with the rules and procedures of DTC. In addition, a global note may be exchangeable for notes in definitive form if:

•	DTC notifies us that it is unwilling or unable to continue as a depository and we do not appoint a successor within 60 days;

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the Indenture; or

•	an event of default has occurred and is continuing.

In each instance, upon surrender by DTC or its nominee of the global note, notes in definitive form will be issued to each person that DTC or its nominee identifies as being the beneficial owner of the related notes.

Under the Indenture, the holder of any global note may grant proxies and otherwise authorize any person, including its participants and persons who may hold interests through DTC participants, to take any action which a holder is entitled to take under the Indenture.

Trustee, Transfer Agent, Registrar, Paying Agent and Redemption Agent.    Information regarding the trustee under the Indenture, which may also act as transfer agent, registrar, paying agent and redemption agent with respect to our notes, will be set forth in the Prospectus Supplement.

Subscription Rights

General.    We may issue subscription rights to holders of our common or preferred shares to purchase common or preferred shares. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with a subscription rights offering to holders of our common or preferred shares, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our common or preferred shareholders as of the record date that we set for determining the shareholders eligible to receive subscription rights in such subscription rights offering.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•

the period of time the offering would remain open (which will be open a minimum number of days such that all record holders would be eligible to participate in the offering and will not be open longer than 120 days);

•	the title of such subscription rights;

•	the exercise price for such subscription rights (or method of calculation thereof);

•	the number of such subscription rights issued in respect of each common share;

•	the number of rights required to purchase a single preferred share;

•	the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights will commence, and the date on which such right will expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;

•	any termination right we may have in connection with such subscription rights offering; and

•	any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

Exercise of Subscription Rights.    Each subscription right would entitle the holder of the subscription right to purchase for cash such number of shares at such exercise price as in each case is set forth in, or be determinable as set forth in the prospectus supplement relating to the subscription rights offered thereby. Subscription rights would be exercisable at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Upon expiration of the rights offering and the receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we would issue, as soon as practicable, the shares purchased as a result of such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

Outstanding Securities

The following information regarding the Fund’s authorized shares is as of September 30, 2012.

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Exclusive of Amount Held by Fund
Common Shares	Unlimited	—	3,091,318

ANTI-TAKEOVER PROVISIONS OF THE FUND’S GOVERNING DOCUMENTS

The Fund presently has provisions in its Governing Documents which could have the effect of limiting, in each case, (i) the ability of other entities or persons to acquire control of the Fund, (ii) the Fund’s freedom to engage in certain transactions or (iii) the ability of the Fund’s Trustees or shareholders to amend the Governing Documents or effectuate changes in the Fund’s management. These provisions of the Governing Documents of the Fund may be regarded as “anti-takeover” provisions. The Board of the Fund is divided into three classes, each having a term of no more than three years (except, to ensure that the term of a class of the Fund’s Trustees expires each year, one class of the Fund’s Trustees will serve an initial one-year term and three-year terms thereafter and another class of its Trustees will serve an initial two-year term and three-year terms thereafter). Each year the term of one class of Trustees will expire. Accordingly, only those Trustees in one class may be changed in any one year, and it would require a minimum of two years to change a majority of the Board. Such system of electing Trustees may have the effect of maintaining the continuity of management and, thus, make it more difficult for the shareholders of the Fund to change the majority of Trustees. See “Management of the Fund—Trustees and Officers” in the SAI. A Trustee of the Fund may be removed with or without cause by two-thirds of the remaining trustees or by two-thirds of the aggregate number of shares entitled to vote for the election of such Trustees. Special voting requirements of 75% of the outstanding voting shares (in addition to any required class votes) apply to certain mergers or a sale of all or substantially all of the Fund’s assets, liquidation, conversion of the Fund into an open-end fund or interval fund and amendments to several provisions of the Declaration of Trust, including the foregoing provisions. In addition, after completion of the offering, 80% of the holders of the outstanding voting securities of the Fund voting as a class is generally required in order to authorize any of the following transactions:

•	merger or consolidation of the Fund with or into any other entity;

•

issuance of any securities of the Fund to any person or entity for cash, other than pursuant to the Dividend and Reinvestment Plan or any offering if such person or entity acquires no greater percentage of the securities offered than the percentage beneficially owned by such person or entity immediately prior to such offering or, in the case of a class or series not then beneficially owned by such person or entity, the percentage of common shares beneficially owned by such person or entity immediately prior to such offering;

•	sale, lease or exchange of all or any substantial part of the assets of the Fund to any entity or person (except assets having an aggregate fair market value of less than $5,000,000);

•	sale, lease or exchange to the Fund, in exchange for securities of the Fund, of any assets of any entity or person (except assets having an aggregate fair market value of less than $5,000,000); or

•

the purchase of the Fund’s common shares by the Fund from any person or entity other than pursuant to a tender offer equally available to other shareholders in which such person or entity tenders no greater percentage of common shares than are tendered by all other shareholders;

if such person or entity is directly, or indirectly through affiliates, the beneficial owner of more than 5% of the outstanding shares of the Fund. However, such vote would not be required when, under certain conditions, the Board approves the transaction. In addition, shareholders have no authority to adopt, amend or repeal By-Laws. The Trustees have authority to adopt, amend, and repeal By-Laws consistent with the Declaration of Trust (including to require approval by the holders of a majority of the outstanding shares for the election of Trustees). Reference is made to the Governing Documents of the Fund, on file with the Securities and Exchange Commission, for the full text of these provisions.

The provisions of the Governing Documents described above could have the effect of depriving the owners of shares in the Fund of opportunities to sell their shares at a premium over prevailing market prices, by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of the provisions is to render more difficult the accomplishment of a merger or the assumption of control by a principal shareholder. For the full text of these provisions see “Additional Information.”

CLOSED-END FUND STRUCTURE

The Fund is a non-diversified, closed-end management investment company (commonly referred to as a closed-end fund). Closed-end funds differ from open-end funds (which are generally referred to as mutual funds) in that closed-end funds generally list their shares for trading on a stock exchange and do not redeem their shares at the request of the shareholder. This means that if you wish to sell your shares of a closed-end fund you must trade them on the market like any other stock at the prevailing market price at that time. In a mutual fund, if the shareholder wishes to sell shares of the fund, the mutual fund will redeem or buy back the shares at “net asset value.” Also, mutual funds generally offer new shares on a continuous basis to investors, and closed-end funds generally do not. The continuous inflows and outflows of assets in a mutual fund can make it difficult to manage the fund’s investments. By comparison, closed-end funds are generally able to stay more fully invested in securities that are consistent with their investment objective, and also have greater flexibility to make certain types of investments, and to use certain investment strategies, such as financial leverage and investments in illiquid securities.

Shares of closed-end funds often trade at a discount to their net asset value. Because of this possibility and the recognition that any such discount may not be in the interest of shareholders, the Fund’s Board might consider from time to time engaging in open-market repurchases, tender offers for shares or other programs intended to reduce the discount. We cannot guarantee or assure, however, that the Fund’s Board will decide to engage in any of these actions. Nor is there any guarantee or assurance that such actions, if undertaken, would result in the shares trading at a price equal or close to net asset value per share. The Board might also consider converting the Fund to an open-end mutual fund, which would also require a supermajority vote of the shareholders of the Fund. We cannot assure you that the Fund will not trade at a discount.

REPURCHASE OF COMMON SHARES

The Fund is a closed-end, non-diversified, management investment company and as such its shareholders do not, and will not, have the right to require the Fund to repurchase their shares. The Fund, however, may repurchase its common shares from time to time as and when it deems such a repurchase advisable. The Board has authorized such repurchase to be made when the Fund’s common shares are trading at a discount from net asset value of 10% or more (or such other percentage as the Board of the Fund may determine from time to time). The Fund Manager has discretion as to whether or not he wants to repurchase common shares if they are trading at the required discount. Pursuant to the 1940 Act, the Fund may repurchase its common shares on a securities exchange (provided that the Fund has informed its shareholders within the preceding six months of its intention to repurchase such shares) or pursuant to tenders and may also repurchase shares privately if the Fund meets certain conditions regarding, among other things, distribution of net income for the preceding fiscal year, status of the seller, price paid, brokerage commission, prior notice to shareholders of an intention to purchase shares and purchasing in a manner and on a basis that does not discriminate unfairly against the other shareholders through their interest in the Fund.

When the Fund repurchase its common shares for a price below net asset value, the net asset value of the common shares that remain outstanding shares will be enhanced, but this does not necessarily mean that the market price of the outstanding common shares will be affected, either positively or negatively. The repurchase of common shares will reduce the total assets of the Fund available for investment and may increase the Fund’s expense ratio.

TAXATION

The following discussion is a brief summary of certain U.S. federal income tax considerations affecting the Fund and, as the case may be, its shareholders and noteholders who purchase notes in this offering at the original issue price equal to the face amount of the Notes. A more complete discussion of the tax rules applicable to the Fund, its shareholders and its noteholders can be found in the SAI that is incorporated by reference into this prospectus. This discussion assumes you are a U.S. person (as defined for U.S. federal income tax purposes) and that you hold your shares or notes as capital assets (generally, for investment). The discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Counsel to the Fund has not rendered and will not render any legal opinion regarding any tax consequences relating to the Fund or an investment in the Fund. No attempt is made to present a detailed explanation of all U.S. federal, state, local and foreign tax concerns affecting the Fund and its shareholders and noteholders (including shareholders and noteholders subject to special tax rules and shareholders owning large positions in the Fund).

The discussion set forth herein does not constitute tax advice. Investors are urged to consult their own tax advisers to determine the tax consequences to them of investing in the Fund.

Taxation of the Fund

The Fund has elected to be treated and has qualified as, and intends to continue to qualify annually as, a regulated investment company under Subchapter M of the Code. Accordingly, the Fund must, among other things,

(i)  derive in each taxable year at least 90% of its gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and

(ii)  diversify its holdings so that, at the end of each quarter of each taxable year (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities of (I) any one issuer (other than U.S. government securities and the securities of other regulated investment companies), (II) any two or more issuers (other than regulated investment companies) that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships.

As a regulated investment company, the Fund generally is not subject to U.S. federal income tax on income and gains that it distributes each taxable year to shareholders, provided that it distributes at least 90% of the sum of the Fund’s (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income other than any net capital gain (as defined below) reduced by deductible expenses) determined without regard to the deduction for dividends and distributions paid and (ii) net tax-exempt interest income (the excess of its gross tax-exempt interest income over certain disallowed deductions). The Fund intends to distribute at least annually substantially all of such income. The Fund will be subject to income tax at regular corporate rates on any investment company taxable income and net capital gain that it does not distribute to its shareholders.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% federal excise tax at the Fund level. To avoid the tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Fund’s fiscal year), and (iii) certain undistributed amounts from previous years on which the Fund paid no U.S. federal income tax. While the Fund intends to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% federal excise tax, there can be no assurance that sufficient amounts of the Fund’s ordinary income and capital gains will be distributed to avoid entirely the imposition of the tax. In that event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirement.

If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders.

Taxation of Shareholders

The Fund intends to take the position that under present law both the fixed rate preferred shares and variable rate preferred shares will constitute equity rather than debt of the Fund for federal income tax purposes. It is possible, however, that the Internal Revenue Service (the “IRS”) could take a contrary position asserting, for example, that the fixed rate preferred shares and variable rate preferred shares constitute debt of the Fund. The Fund believes this position, if asserted, would be unlikely to prevail. If that position were upheld distributions on the fixed rate preferred shares and variable rate preferred shares would be considered interest, taxable as ordinary income regardless of the taxable income of the Fund. The following discussion assumes the fixed rate preferred shares and auction-rate preferred shares are treated as equity.

Distributions paid to you by the Fund from its investment company taxable income, which includes the excess of net short-term capital gains over net long-term capital losses (together referred to hereinafter as “ordinary income dividends”) are generally taxable to you as ordinary income to the extent of the Fund’s earnings and profits. Provided that certain holding period requirements (as described below) and other requirements are met, such distributions (if properly reported by the Fund) may qualify (i) for the dividends received deduction in the case of corporate shareholders to the extent that the Fund’s income consists of dividend income from U.S. corporations, and (ii) in the case of individual shareholders, for taxable years beginning on or before December 31, 2012 (but not for taxable years beginning thereafter, unless the relevant provisions are extended by legislation), as qualified dividend income eligible to be taxed at long-term capital gains rates to the extent that the Fund receives qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain qualified foreign corporations (e.g., generally, foreign corporations incorporated in a possession of the United States or in certain countries with a qualifying comprehensive tax treaty with the United States, or whose stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States).

For the Fund to receive tax-advantaged qualified dividends, the Fund must hold the otherwise qualified stock for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of preferred stock, more than 91 days during the 181-day period beginning 90 days before the ex-dividend date). The “ex-dividend date” is the date which is established by a stock exchange (usually two business days before the record date) whereby the owner of a security at the commencement of such date is entitled to receive the next issued dividend payment for such security, even if the security is sold by such owner on the ex-dividend date or thereafter. In addition, for dividends to be tax-advantaged qualified dividends, the Fund cannot have an option to sell or be under a contractual obligation to sell (pursuant to a short sale or otherwise) substantially identical stock or securities. Accordingly, the Fund’s writing of call options may, depending on the terms of the option, adversely impact the Fund’s ability to pay tax-advantaged qualified dividends. For an individual shareholder to be taxed at the rates applicable to tax-advantaged qualified dividends on dividends received from the Fund that are attributable to tax-advantaged qualified dividends received by the Fund, the shareholder must hold its common shares for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date for the Fund’s common shares (or, in the case of preferred stock, more than 91 days during the 181-day period beginning 90 days before the ex-dividend date for the Fund’s preferred shares). Consequently, short-term investors in the Fund may not realize the benefits of tax-advantaged qualified dividends. There can be no assurance as to the portion of the Fund’s dividends that will be tax-advantaged. The provisions of the Code applicable to tax-advantaged qualified dividends are currently effective for taxable years beginning on or before December 31, 2012 but may be changed at any time, possibly with retroactive effect. Thereafter, higher tax rates will apply unless further legislative action is taken.

Distributions made to you from net capital gain, which is the excess of net long-term capital gains over net short-term capital losses (“capital gain dividends”), including capital gain dividends credited to you but retained by the Fund, are taxable to you as long-term capital gains if they have been properly reported by the Fund, regardless of the length of time you have owned Fund shares. The maximum U.S. federal income tax rate on net long-term capital gain of individuals is generally 15% for taxable years beginning before January 1, 2013.

Distributions in excess of the Fund’s current and accumulated earnings and profits will first reduce the adjusted tax basis of your shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to you (assuming the shares are held as a capital asset). Generally, not later than 60 days after the close of its taxable year, the Fund will provide you with a written notice reporting the amount of any qualified dividend income or capital gain dividends and other distributions.

The sale or other disposition of shares of the Fund will generally result in capital gain or loss to you, and will be long-term capital gain or loss if the shares have been held for more than one year at the time of sale and are a capital asset in your hands. Any loss upon the sale or exchange of Fund shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividends) by you with respect to such Fund shares. A loss realized on a sale or exchange of shares of the Fund will be disallowed if other substantially identical shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date of the sale or exchange of the shares. In such case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Dividends and other taxable distributions are taxable to you even though they are reinvested in additional shares of the Fund. Dividends and other distributions paid by the Fund are generally treated as received by a shareholder at the time the dividend or distribution is made. If, however, the Fund pays you a dividend or makes a distribution in January that was declared in the previous October, November or December and you were the shareholder of record on a specified date in one of such months, then such dividend or distribution will be treated for tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend or distribution was declared.

The Fund is required in certain circumstances to backup withhold on taxable dividends or distributions and certain other payments paid to non-corporate holders of the Fund’s shares who do not furnish the Fund with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Taxation of Noteholders

This discussion assumes that the notes will not be issued with original issue discount for U.S. federal income tax purposes. Accordingly, noteholders will be required to include payments of interest on the notes in their gross income in accordance with their method of accounting for U.S. federal income tax purposes.

Any gain or loss from the disposition of the notes will be treated as capital gain for noteholders who hold the notes as capital assets and as long-term capital gain or loss if the notes have been held for more than one year as of the date of disposition. However, a portion of such gain may be required to be treated as ordinary income under special rules of the Code governing the treatment of market discount. A noteholder who acquires a note at a market discount (i.e., at a price less than the principal amount or the “adjusted issue price” as determined for tax purposes, if relevant), such as a subsequent purchaser of the notes, will be required to treat as ordinary income a portion of any gain realized upon a disposition of the note equal to the amount of market discount deemed to have been accrued as of the date of disposition unless an election is made to include such discount in income on a current basis. A noteholder who acquires a note at a market discount and does not elect to include such discount in income on a current basis will be required to defer deduction of a portion of interest paid or accrued on debt incurred or continue to purchase or carry the note until the noteholder disposes of the note. These rules may have an effect on the price that can be obtained upon the sale of a note. Amounts received upon a sale or redemption of the notes will be subject to tax as ordinary income to the extent of any accrued and unpaid interest on the notes as of the date of redemption.

Noteholders may be subject to backup withholding with respect to interest paid to non-corporate holders of the Fund’s notes and amounts realized on the disposition of the Fund’s notes, unless the noteholder furnishes the Fund with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Taxation of Subscription Rights

As described more fully below, the distribution of subscription rights may be a taxable or non-taxable distribution. Subject to certain exceptions (which may apply), distributions of subscription rights to common shareholders are generally non-taxable distributions and distributions of subscription rights to preferred shareholders (subject to certain exceptions not applicable to the Fund) are generally taxable distributions.

Holders of Common Shares

The U.S. federal income tax consequences to a holder of common shares on the receipt of subscription rights should, as a general matter, be as follows:

If the subscription rights are offered to common shareholders, the value of a subscription right will not be includible in the income of such shareholders at the time the subscription right is issued.

The basis of a subscription right issued to common shareholders will be zero, and the basis of the share with respect to which the subscription right was issued (the old share) will remain unchanged, unless either (a) the fair market value of the subscription right on the date of distribution is at least 15% of the fair market value of the old share, or (b) such shareholder affirmatively elects (in the manner set out in Treasury regulations under the Code) to allocate to the subscription right a portion of the basis of the old share. If either (a) or (b) applies, a common shareholder must allocate basis between the old share and the subscription right in proportion to their fair market values on the date of distribution.

The basis of a subscription right purchased in the market will generally be its purchase price.

The holding period of a subscription right issued to a common shareholder will include the holding period of the old share.

No loss will be recognized by a common shareholder if a subscription right distributed to such shareholder expires unexercised because the basis of the old share may be allocated to a subscription right only if the subscription right is exercised. If a subscription right that has been purchased in the market expires unexercised, there will be a recognized loss equal to the basis of the subscription right.

Any gain or loss on the sale of a subscription right will be a capital gain or loss if the subscription right is held as a capital asset (which in the case of subscription rights issued to shareholders will depend on whether the old share is held as a capital asset), and will be a long-term capital gain or loss if the holding period is deemed to exceed one year. Capital losses are deductible only to the extent of capital gains (subject to an exception for individuals under which $3,000 of capital losses may be offset against ordinary income).

No gain or loss will be recognized by a common shareholder upon the exercise of a subscription right, and the basis of any preferred share acquired upon exercise (the new preferred share) will equal the sum of the basis, if any, of the subscription right and the price of the subscription right for the new preferred share. The holding period for the new preferred share will begin on the date when the subscription right is exercised.

Holders of Preferred Shares

The U.S. federal income tax consequences to a holder of preferred shares on the receipt of subscription rights should, as a general matter, be as follows:

As more fully described below, if the subscription rights are offered to preferred shareholders, upon receipt of a subscription right, a preferred shareholder generally will be treated as receiving a taxable distribution in an amount equal to the fair market value of the subscription right the preferred shareholder receives.

To the extent that the distribution is made out of the Fund’s earnings and profits, the subscription right will be a taxable dividend to the preferred shareholder. If the amount of the distribution received by the preferred shareholder exceeds such shareholder’s proportionate share of the Fund’s earnings and profits, the excess will reduce the preferred shareholder’s tax basis in the preferred shares with respect to which the subscription right was issued (the old share). To the extent that the excess is greater than the preferred shareholder’s tax basis in the old shares, such excess will be treated as gain from the sale of the old shares. If the preferred shareholder held the old shares for more than one year, such gain will be treated as long-term capital gain.

A preferred shareholder’s tax basis in the subscription rights received will equal the fair market value of the subscription rights on the date of the distribution.

A preferred shareholder who allows the subscription rights received to expire generally will recognize a short-term capital loss. Capital losses are deductible only to the extent of capital gains (subject to an exception for individuals under which $3,000 of capital losses may be offset against ordinary income).

A preferred shareholder who sells the subscription rights will recognize a gain or loss equal to the difference between the amount realized on the sale and the preferred shareholder’s tax basis in the subscription rights as described above.

A preferred shareholder will not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering. The tax basis of the shares acquired through exercise of the subscription rights (the new shares) will equal the sum of the subscription price for the new shares and the preferred shareholder’s tax basis in the subscription rights as described above. The holding period for the new shares acquired through exercise of the subscription rights will begin on the day following the date on which the subscription rights are exercised.

Shareholders and noteholders are urged to consult their tax advisers regarding specific questions as to U.S.  federal, foreign, state, local income or other taxes.

CUSTODIAN, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

State Street Bank and Trust (the “Custodian”), located at One Heritage Drive, Palmer 2N, North Quincy, Massachusetts 02171, serves as the custodian of the Fund’s assets pursuant to a custody agreement. Under the custody agreement, the custodian holds the Fund’s assets in compliance with the 1940 Act. For its services, the Custodian will receive a monthly fee based upon, among other things, the average value of the total assets of the Fund, plus certain charges for securities transactions.

Computershare, located at P.O. Box 43010, Providence, Rhode Island 02940, serves as the Fund’s dividend disbursing agent, as agent under the Fund’s Plan and as transfer agent and registrar with respect to the common shares of the Fund.

Computershare also serves as the Fund’s transfer agent, registrar, dividend disbursing agent and redemption agent with respect to the preferred shares.

PLAN OF DISTRIBUTION

We may sell securities through underwriters or dealers, directly to one or more purchasers, through agents, to or through underwriters or dealers, or through a combination of any such methods of sale. The applicable Prospectus Supplement will identify any underwriter or agent involved in the offer and sale of our securities, any sales loads, discounts, commissions, fees or other compensation paid to any underwriter, dealer or agent, the offering price, net proceeds and use of proceeds and the terms of any sale.

The distribution of our securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share in the case of common shares, must equal or exceed the net asset value per share, exclusive of any underwriting commissions or discounts, of our common shares.

We may sell our securities directly to, and solicit offers from, institutional investors or others who may be deemed to be underwriters as defined in the Securities Act for any resales of the securities. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

In connection with the sale of our securities, underwriters or agents may receive compensation from us in the form of discounts, concessions or commissions. Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of our securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable Prospectus Supplement. The maximum commission or discount to be received by any FINRA member or independent broker-dealer will not exceed eight percent. We will not pay any compensation to any underwriter or agent in the form of warrants, options, consulting or structuring fees or similar arrangements.

If a Prospectus Supplement so indicates, we may grant the underwriters an option to purchase additional shares at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of the Prospectus Supplement, to cover any overallotments.

To facilitate an offering of securities in an underwritten transaction and in accordance with industry practice, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of the securities. Those transactions may include overallotment, entering stabilizing bids, effecting syndicate covering transactions, and reclaiming selling concessions allowed to an underwriter or a dealer.

•	An overallotment in connection with an offering creates a short position in the securities for the underwriter’s own account.

•	An underwriter may place a stabilizing bid to purchase the shares for the purpose of pegging, fixing, or maintaining the price of the securities.

•

Underwriters may engage in syndicate covering transactions to cover overallotments or to stabilize the price of the securities subject to the offering by bidding for, and purchasing, the securities or any other securities in the open market in order to reduce a short position created in connection with the offering.

•

The managing underwriter may impose a penalty bid on a syndicate member to reclaim a selling concession in connection with an offering when the securities originally sold by the syndicate member are purchased in syndicate covering transactions or otherwise.

Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Any underwriters to whom the offered securities are sold for offering and sale may make a market in the offered securities, but the underwriters will not be obligated to do so and may discontinue any market-making at any time without notice. The offered securities may or may not be listed on a securities exchange. We cannot assure you that there will be a liquid trading market for the offered securities.

Any fixed rate preferred shares sold pursuant to a Prospectus Supplement will likely be listed on NYSE MKT.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

If so indicated in the applicable Prospectus Supplement, we will ourselves, or will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contacts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligation of any purchaser under any such contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

To the extent permitted under the 1940 Act and the rules and regulations promulgated thereunder, the underwriters may from time to time act as brokers or dealers and receive fees in connection with the execution of our portfolio transactions after the underwriters have ceased to be underwriters and, subject to certain restrictions, each may act as a broker while it is an underwriter.

A Prospectus and accompanying Prospectus Supplement in electronic form may be made available on the websites maintained by underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for Internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York 10036 in connection with the offering of the Fund’s securities.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP serves as the Independent Registered Public Accounting Firm of the Fund and audits the financial statements of the Fund. PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, New York 10017.

ADDITIONAL INFORMATION

The Fund is subject to the informational requirements of the Securities Exchange Act of 1934 Act and the 1940 Act and in accordance therewith files, or will file, reports and other information with the SEC. Reports, proxy statements and other information filed by the Fund with the SEC pursuant to the informational requirements of the 1934 Act and the 1940 Act can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Fund, that file electronically with the SEC.

The Fund’s common shares are listed on the NYSE MKT. Reports, proxy statements and other information concerning the Fund and filed with the SEC by the Fund will be available for inspection at the NYSE MKT, 20 Broad Street, New York, New York 10005.

This Prospectus constitutes part of a Registration Statement filed by the Fund with the SEC under the Securities Act and the 1940 Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Fund and the shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations or free of charge through the SEC’s web site (http://www.sec.gov).

PRIVACY PRINCIPLES OF THE FUND

The Fund is committed to maintaining the privacy of its shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Fund collects, how the Fund protects that information and why, in certain cases, the Fund may share information with select other parties.

Generally, the Fund does not receive any non-public personal information relating to its shareholders, although certain non-public personal information of its shareholders may become available to the Fund. The Fund does not disclose any non-public personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).

The Fund restricts access to non-public personal information about its shareholders to employees of the Fund’s Investment Adviser and its affiliates with a legitimate business need for the information. The Fund maintains physical, electronic and procedural safeguards designed to protect the non-public personal information of its shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Prospectus constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Fund to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors and Special Considerations” and elsewhere in this Prospectus. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity or achievements, and neither the Fund nor any other person assumes responsibility for the accuracy and completeness of such statements.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

An SAI dated as of                     , 2012, has been filed with the SEC and is incorporated by reference in this Prospectus. An SAI may be obtained without charge by writing to the Fund at its address at One Corporate Center, Rye, New York 10580-1422 or by calling the Fund toll-free at (800) GABELLI (422-3554). The Table of Contents of the SAI is as follows:

APPENDIX A

CORPORATE BOND RATINGS

MOODY’S INVESTORS SERVICE, INC.

Aaa	Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge.” Interest payments are protected by a large or exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa	Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present that make the long-term risk appear somewhat larger than in Aaa Securities.

A	Bonds that are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment some time in the future.

Baa	Bonds that are rated Baa are considered as medium-grade obligations i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba	Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B	Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. Moody’s applies numerical modifiers (1, 2, and 3) with respect to the bonds rated Aa through B. The modifier 1 indicates that the company ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the company ranks in the lower end of its generic rating category.

Caa	Bonds that are rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca	Bonds that are rated Ca represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C	Bonds that are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

STANDARD & POOR’S RATINGS SERVICES

AAA	This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

AA	Debt rated AA has a very strong capacity to pay interest and repay principal and differs from AAA issues only in small degree.

A	Principal and interest payments on bonds in this category are regarded as safe. Debt rated A has a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

A-1

BBB	This is the lowest investment grade. Debt rated BBB has an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Speculative Grade

Debt rated BB, CCC, CC and C are regarded, on balance as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation, and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions. Debt rated C I is reserved for income bonds on which no interest is being paid and debt rated D is in payment default.

In July 1994, S&P initiated an “r” symbol to its ratings. The “r” symbol is attached to derivatives, hybrids and certain other obligations that S&P believes may experience high variability in expected returns due to noncredit risks created by the terms of the obligations.

AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major categories.

“NR” indicates that no public rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

A-2

The Gabelli Global Utility & Income Trust

Common Shares

Preferred Shares

Notes

Subscription Rights for Common or Preferred Shares

PROSPECTUS

                , 2012

PROSPECTUS SUPPLEMENT Filed Pursuant to Rule 497

(To Prospectus dated                , 2012) Registration Statement No. 333-

                 Shares

The Gabelli Global Utility & Income Trust

Common Shares of Beneficial Interest

We are offering for sale                  shares of our common shares. Our common shares are traded on the NYSE MKT (formerly known as the NYSE Amex) under the symbol “GLU.” The last reported sale price for our common shares on                 ,                  was $         per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our common shares.

	Per Share	Total(1)
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

[The underwriters may also purchase up to an additional                  common shares from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $         and the total underwriting discounts and commissions would be $        . The common shares will be ready for delivery on or about                 ,                 .]

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                ,

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Global Utility & Income Trust. This Prospectus Supplement also includes trademarks owned by other persons.

Prospectus Supplement

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares as a percentage of net assets attributable to common shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred share offering expenses.

Shareholder Transaction Expenses

Sales Load (as a percentage of offering price)	[		]%
Offering Expenses Borne by the Fund (as a percentage of offering price)	[		]%
Dividend Reinvestment Plan Fees		None	(1)

Percentage of Net Assets Attributable to Common Shares
Annual Expenses
Management Fees		%(2)
Interest on Borrowed Funds	None
Other Expenses		%(2)
Dividends on Preferred Shares		%

Total Annual Expenses		%(2)

(1)	Shareholders participating in the Fund’s Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans would pay $0.75 plus their pro rata share of brokerage commissions per transactions to purchase shares and $2.50 plus their pro rata share of brokerage commissions per transaction to sell shares. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.”

(2)	The investment Adviser’s fee is [ ]% annually of the Fund’s average weekly net assets, plus assets attributable to any outstanding senior securities, with no deduction for the liquidation preference of any outstanding preferred shares or the principal amount of any outstanding notes. Consequently, if the fund has preferred shares or notes outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common shares will be higher than if the Fund does not utilize a leveraged capital structure. “Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.

Example

The following example illustrates the expenses you would pay on a $1,000 investment in common shares, assuming a 5% annual portfolio total return.*

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred

*  The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $         based on the public offering price of $         per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Pending such investment, the proceeds of the offering will be held in high quality short-term debt securities and instruments.

PRICE RANGE OF COMMON SHARES

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE MKT per share of our common shares and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

Quarter Ended	Market Price		Corresponding Net Asset Value (“NAV”) Per Share		Corresponding Premium or Discount as a % of NAV
	High	Low	High	Low	High	Low
March 31, 2006	$18.90	$17.60	$21.03	$20.49	−10.08	−14.14
June 30, 2006	18.46	17.60	21.47	20.53	−14.00	−14.31
September 30, 2006	19.75	18.04	22.31	21.15	−11.45	−14.73
December 31, 2006	21.81	19.53	24.21	22.72	−9.89	−14.06
March 31, 2007	22.82	20.94	24.86	23.83	−8.21	−12.16
June 30, 2007	23.14	21.24	25.74	24.47	−10.07	−13.18
September 30, 2007	21.98	18.90	25.18	23.21	−12.69	−18.56
December 31, 2007	23.10	21.70	25.37	25.25	−8.95	−14.09
March 31, 2008	23.23	20.30	25.13	22.76	−7.56	−10.81
June 30, 2008	21.67	20.03	24.00	23.10	−9.71	−13.29
September 30, 2008	20.77	15.65	23.05	20.56	−9.89	−23.88
December 31, 2008	17.15	13.30	20.50	16.72	−16.34	−20.46
March 31, 2009	16.90	10.66	18.67	14.12	−9.48	−24.50
June 30, 2009	16.45	13.38	17.52	15.87	−6.11	−15.69
September 30, 2009	18.00	16.01	19.21	16.98	−6.30	−5.71
December 31, 2009	20.64	17.70	19.88	18.43	−3.82	−3.96
March 31, 2010	20.85	17.91	20.06	18.54	−3.94	−3.40
June 30, 2010	20.72	17.55	19.93	18.60	−3.96	−5.65
September 30, 2010	20.19	18.27	20.17	18.05	0.99	−1.22
December 31, 2010	21.10	19.69	20.80	20.22	1.44	−2.62
March 31, 2011	20.67	19.26	21.39	20.25	−3.37	−4.89
June 30, 2011	20.90	19.81	21.83	20.72	−4.26	−4.39
September 30, 2011	21.04	17.05	21.87	18.73	−3.80	−8.97
December 31, 2011	21.93	18.95	19.92	19.02	10.09	−0.368
March 31, 2012	21.52	20.41	20.43	20.33	5.34	0.394
June 30, 2012	21.39	19.47	20.43	19.44	4.70	0.15
September 30, 2012	21.75	20.20	20.53	19.97	5.94	1.15
December 31, 2012 (period October 1, 2012 through December , 2012)

The last reported price for our common shares on [        ], 2012 was $[        ] per share. As of [        ], 2012 the net asset value per share for our common shares was $[        ] per share.

PLAN OF DISTRIBUTION

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, counsel to the Fund in connection with the offering of the common shares.

The Gabelli Global Utility & Income Trust

Common Shares

PROSPECTUS SUPPLEMENT

                , 2012

PROSPECTUS SUPPLEMENT Filed Pursuant to Rule 497

(To Prospectus dated                , 2012) Registration Statement No. 333-

                 Shares

[GRAPHIC OMITTED]

Series                  Preferred Shares

We are offering for sale                  shares of our Series                  Preferred Shares, par value $0.001 per share. Our common shares are traded on the NYSE MKT (formerly known as the NYSE Amex) under the symbol “GLU.” The last reported sale price for our common shares on                 ,                  was $         per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our preferred shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the Fund(1)	$	$

(1)	The aggregate expenses of the offering (excluding underwriting discount) are estimated to be $ .

The Underwriters are expected to deliver the Series                  Preferred in book-entry form through the Depository Trust Company on or about                 .

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively.

                ,

Prospectus Supplement

TERMS OF THE SERIES                  PREFERRED SHARES

Dividend Rate	The dividend rate [for the initial dividend period](1) will be %.

Dividend Payment Date	[Dividends will be paid when, as and if declared on , , and , commencing . The payment date for the initial dividend period will be .(1)]

Liquidation Preference	$ per share

[Non-Call Period	The shares may not be called for redemption at the option of the Fund prior to .]

[Stock Exchange Listing]

(1)	Applicable only if the preferred shares being offered will have different rates over time.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $        , based on the public offering price of $         per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Pending such investment, the proceeds of the offering will be held in high quality short-term debt securities and instruments.

CAPITALIZATION

[To Come]

ASSET COVERAGE RATIO

As provided in the 1940 Act and subject to certain exceptions, the Fund may issue debt or preferred shares with the condition that immediately after issuance the value of its total assets, less certain ordinary course liabilities, exceed 300% of the amount of the debt outstanding and exceed 200% of the sum of the amount of debt and preferred shares outstanding. The Fund’s preferred shares and notes, in aggregate, are expected to have an initial asset coverage on the date of issuance of approximately [                ]%.

SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES          PREFERRED

Auction Risk.    In the event any Variable Rate Preferred Shares are issued, you may not be able to sell your Variable Rate Preferred Shares at an auction if the auction fails, i.e., if more Variable Rate Preferred Shares are offered for sale than there are buyers for those shares. Also, if you place an order (a hold order) at an auction to retain Variable Rate Preferred Shares only at a specified rate that exceeds the rate set at the auction, you will not retain your Variable Rate Preferred Shares. Additionally, if you place a hold order without specifying a rate below which you would not wish to continue to hold your shares and the auction sets a below market rate, you will receive a lower rate of return on your shares than the market rate. Moreover, the dividend period may be changed, subject to certain conditions and with notice to the holders of the Variable Rate Preferred Shares, which could also affect the liquidity of your investment. Since 2008, most auction-rate preferred share auctions have been unable to hold successful auctions and holders of such shares have suffered reduced liquidity. There can be no assurance that liquidity will improve.

Secondary Market Risk.    In the event any Variable Rate Preferred Shares are issued, if you try to sell your Variable Rate Preferred Shares between auctions, you may not be able to sell them for their liquidation preference per share or such amount per share plus accumulated dividends. If the Fund has designated a special dividend period of more than seven days, changes in interest rates could affect the price you would receive if you sold your shares in the secondary market. Broker-dealers that maintain a secondary trading market for the Variable Rate Preferred Shares are not required to maintain this market, and the Fund is not required to redeem Variable Rate Preferred Shares if either an auction or an attempted secondary market sale fails because of a lack of buyers. The Variable Rate Preferred Shares will not be registered on a stock exchange. If you sell your Variable Rate Preferred Shares to a broker-dealer between auctions, you may receive less than the price you paid for them, especially when market interest rates have risen since the last auction or during a special dividend period.

Reinvestment Risk.    The Fund may at any time redeem shares of Series [                ] Preferred Shares to the extent necessary to meet regulatory asset coverage requirements. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Series [                ] Preferred Shares, the Fund

may be obligated under the terms of the Series [                ] Preferred Shares to redeem shares of the Series [                ] Preferred Shares. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a better rate than that of the Series [                ] Preferred Shares.

Distribution Risk.    The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Series [                ] Preferred Shares.

Redemption Risk.    The Series [                ] Preferred Shares is not an obligation of the Fund. The Series [                ] Preferred Shares is junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series [                ] Preferred Shares for the full redemption price.

TAXATION

Please refer to the “Taxation” sections in the Fund Prospectus and Fund Statement of Additional Information for a description of the consequences of investing in the preferred shares of the Fund.

UNDERWRITING

[To Come]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, counsel to the Fund in connection with the offering of the preferred shares.

The Gabelli Global Utility & Income Trust

Preferred Shares

PROSPECTUS SUPPLEMENT

        , 2012

PROSPECTUS SUPPLEMENT Filed Pursuant to Rule 497

(To Prospectus dated                , 2012) Registration Statement No. 333-

[GRAPHIC OMITTED]

Notes [Specify Title]

We are offering for sale                  promissory notes. Our common shares are traded on the NYSE MKT (formerly known as the NYSE Amex) under the symbol “GLU.” The last reported sale price for our common shares on                 ,                  was $         per share. You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our notes.

	Per Note	Total(1)
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per note.

The notes will be ready for delivery on or about                 ,                 .

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our notes and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                ,

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Global Utility & Income Trust. This Prospectus Supplement also includes trademarks owned by other persons.

Prospectus Supplement

TERMS OF THE NOTES

Principal Amount	The principal amount of the notes is $ in the aggregate.

Maturity	The principal amount of the notes will become due and payable on , .

Interest Rate	The interest rate will be %.

Frequency of payment	Interest will be paid commencing .

Prepayment Protections

[Stock Exchange Listing]

Rating	It is a condition of issuance that the notes be rated[ ] by [ ].

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $        , based on the public offering price of $         per note and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us. Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Pending such investment, the proceeds of the offering will be held in high quality short-term debt securities and instruments.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

As provided in the 1940 Act and subject to certain exceptions, the Fund may issue debt or preferred shares with the condition that immediately after issuance the value of its total assets, less certain ordinary course liabilities, exceed 300% of the amount of the debt outstanding and exceed 200% of the sum of the amount of debt and preferred shares outstanding. The Fund’s notes are expected to have an initial asset coverage on the date of issuance of approximately [                ]%.

SPECIAL CHARACTERISTICS AND RISKS OF THE NOTES

Liquidity Risk.    An investment in our notes is subject to special risks. Our notes are not likely to be listed on an exchange or automated quotation system. We cannot assure you that any market will exist for our notes or if a market does exist, whether it will provide holders with liquidity. Broker-dealers that maintain a secondary trading market for the notes are not required to maintain this market, and the Fund is not required to redeem notes if an attempted secondary market sale fails because of a lack of buyers. To the extent that our notes trade, they may trade at a price either higher or lower than their principal amount depending on interest rates, the rating (if any) on such notes and other factors.

Reinvestment Risk.    The Fund may at any time redeem notes to the extent necessary to meet regulatory asset coverage requirements. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the notes, the Fund may be obligated under the terms of the notes to redeem the notes. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a better rate than that of the notes.

Distribution Risk.    The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make interest payments on the notes.

Redemption Risk.    Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the notes for the full redemption price.

TERMS OF THE NOTES

[To be provided.]

TAXATION

Please refer to the “Taxation” sections in the Fund Prospectus and Fund Statement of Additional Information for a description of the consequences of investing in the notes of the Fund.

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, counsel to the Fund in connection with the offering of the notes.

The Gabelli Global Utility & Income Trust

Notes

PROSPECTUS SUPPLEMENT

        , 2012

PROSPECTUS SUPPLEMENT Filed Pursuant to Rule 497

(To Prospectus dated                 , 2012) Registration Statement No. 333-

[GRAPHIC OMITTED]

        Rights for                  Shares

Subscription Rights for Common Shares

We are issuing subscription rights to our [common] [preferred] stockholders to purchase our common shares. Our common shares are traded on the NYSE MKT (formerly known as the NYSE Amex) under the symbol “GLU.” The last reported sale price for our common shares on                 ,                  was $         per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our common shares.

	Per Share	Total(1)
Subscription price of Common Shares	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

STOCKHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS MAY, AT THE COMPLETION OF THE OFFERING, OWN A SMALLER PROPORTIONAL INTEREST IN THE FUND THAN IF THEY EXERCISED THEIR RIGHTS. AS A RESULT OF THE OFFERING YOU MAY EXPERIENCE DILUTION OR ACCRETION OF THE AGGREGATE NET ASSET VALUE OF YOUR SHARES OF COMMON STOCK DEPENDING UPON WHETHER THE FUND’S NET ASSET VALUE PER SHARE OF COMMON STOCK IS ABOVE OR BELOW THE SUBSCRIPTION PRICE ON THE EXPIRATION DATE.         ,

The common shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about                 , 2012. If the offer is extended, the common shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about                 , 2012.

The date of this Prospectus Supplement is                 , 2012

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Global Utility & Income Trust. This Prospectus Supplement also includes trademarks owned by other persons.

Prospectus Supplement

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[To be provided.]

Amount Available for Primary

Subscription	$[ ]

Title	Subscription Rights for Common Shares

Subscription Price	Rights may be exercised at a price of $ per share of Common Stock (the “Subscription Price”). See “Terms of the Offer.”

Record Date	Rights will be issued to holders of record of the Fund’s [Common] [Preferred] Shares on , 2012 (the “Record Date”). See “Terms of the Offer.”

Number of Rights Issued	Right will be issued in respect of each share of [Common] [Preferred] Stock of the Fund outstanding on the Record Date. See “Terms of the Offer.”

Number of Rights Required to

Purchase One Common Share	A holder of Rights may purchase shares of Common Stock of the Fund for every Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by . See “Terms of the Offer.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on , 2012 (the “Expiration Date”) (the “Subscription Period”). See “Terms of the Offer” and “Method of Exercise of Rights.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[ ]. See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds	The Fund estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Subscription Price per share of $ and assumes all new shares of Common Stock offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid.

The Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months. Pending such investment, the proceeds will be held in high quality short-term debt securities and instruments. Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from this offering, may be used to pay distributions in accordance with the Fund’s distribution policy. See “Use of Proceeds”.

Taxation/ERISA	See “Employee Plan Considerations.”

RIGHTS Agent	[To be provided.]

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided.]

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares as a percentage of net assets attributable to common shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred share offering expenses.

Shareholder Transaction Expenses

Sales Load (as a percentage of offering price)	[		]%
Offering Expenses Borne by the Fund (as a percentage of offering price)	[		]%
Dividend Reinvestment Plan Fees		None	(1)

Percentage of Net Assets Attributable to Common Shares
Annual Expenses
Management Fees	[ ]%(2)
Interest on Borrowed Funds	[ ]
Other Expenses	[ ]%(2)
Dividends on Preferred Shares	%
Total Annual Expenses	[ ]%(2)

(1)	Shareholders participating in the Fund’s Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans would pay $0.75 plus their pro rata share of brokerage commissions per transactions to purchase shares and $2.50 plus their pro rata share of brokerage commissions per transaction to sell shares. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.”

(2)	The investment Adviser’s fee is [ ]% annually of the Fund’s average weekly net assets, plus assets attributable to any outstanding senior securities, with no deduction for the liquidation preference of any outstanding preferred shares or the principal amount of any outstanding notes. Consequently, if the fund has preferred shares or notes outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common shares will be higher than if the Fund does not utilize a leveraged capital structure. “Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.

Example

The following example illustrates the expenses (including the maximum estimated sales load of $[        ] and estimated offering expenses of $[        ] from the issuance of $[        ] million in common shares) you would pay on a $1,000 investment in common shares, assuming a 5% annual portfolio total return.* The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred

*	The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

USE OF PROCEEDS

The Fund estimates the net proceeds of the Offer to be $[        ], based on the Subscription Price per share of $[        ], assuming all new shares of Common Shares offered are sold and that the expenses related to the Offer

estimated at approximately $[        ] are paid and after deduction of the underwriting discounts and commissions. Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Pending such investment, the proceeds of the offering will be held in high quality short-term debt securities and instruments.

CAPITALIZATION

[To be provided.]

PRICE RANGE OF COMMON SHARES

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE MKT per share of our common shares and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

[To be provided.]

On                 , 2012, the last reported net asset value per share of the Common Stock was $        and the last reported sales price per share of Common Stock on the NYSE Amex was $         ..

SPECIAL CHARACTERISTICS AND RISKS OF THE RIGHTS

[To be provided.]

TAXATION

Please refer to the “Taxation” sections in the Fund Prospectus and Fund Statement of Additional Information for a description of the consequences of the distribution of subscription rights.

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Fund in connection with this rights offering.

The Gabelli Global Utility & Income Trust

                 Shares of Common Stock

Issuable Upon Exercise of Rights to

Subscribe to Such Shares of Common Stock

PROSPECTUS SUPPLEMENT

        , 2012

PROSPECTUS SUPPLEMENT Filed Pursuant to Rule 497

(To Prospectus dated                 , 2012) Registration Statement No. 333-

[GRAPHIC OMITTED]

                Rights for                  Shares

Subscription Rights for         % Series [        ] [        ] Preferred Shares

We are issuing subscription rights to our [common] [preferred] stockholders to purchase our         % Series [                ] [                ] Preferred Shares. Our common shares are traded on the NYSE MKT (formerly known as the NYSE Amex) under the symbol “GLU.” The last reported sale price for our common shares on                 ,                 was $         per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our preferred shares.

	Per Share	Total(1)
Subscription price of Preferred Shares	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our preferred shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                ,

The preferred shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about                 , 2012. If the offer is extended, the preferred shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about                 , 2012.

The date of this Prospectus Supplement is                 , 2012

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Global Utility & Income Trust. This Prospectus Supplement also includes trademarks owned by other persons.

Prospectus Supplement

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[To be provided.]

Amount Available for Primary Subscription	$[ ]

Title	Subscription Rights for Series [ ] Preferred Shares

Exercise Price	Rights may be exercised at a price of $ per share of Preferred Stock (the “Subscription Price”). See “Terms of the Offer.”

Record Date	Rights will be issued to holders of record of the Fund’s [Common] [Preferred] Shares on , 2012 (the “Record Date”). See “Terms of the Offer.”

Number of Rights Issued	Right will be issued in respect of each share of [Common] [Preferred] Stock of the Fund outstanding on the Record Date. See “Terms of the Offer.”

Number of Rights Required to Purchase One Preferred Share	A holder of Rights may purchase share of Preferred Stock of the Fund for every Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by . See “Terms of the Offer.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Exercise Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on , 2012 (the “Expiration Date”) (the “Subscription Period”). See “Terms of the Offer” and “Method of Exercise of Rights.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[ ]. See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds	The Fund estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Exercise Price per share of $ and assumes all new shares of Series [ ]Preferred Stock offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid.

The Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months. Pending such investment, the proceeds will be held in high quality short-term debt securities and instruments. Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from this offering, may be used to pay distributions in accordance with the Fund’s distribution policy. See “Use of Proceeds”.

Taxation/ERISA	See “Employee Plan Considerations.”

Rights Agent	[To be provided.]

TERMS OF THE SERIES          PREFERRED STOCK

Dividend Rate	The dividend rate [for the initial dividend period][1] will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , , and , commencing .][2] The payment date for the initial dividend period will be .][1]

[Regular Dividend Period	Regular dividend periods will be days.][1]

Liquidation Preference	$ per share

[Non-Call Period	The shares may not be called for redemption at the option of the Fund prior to .][2]

[Stock Exchange Listing]2

1	Applicable only if the preferred shares being offered are auction rate shares.

2	Applicable only if the preferred shares being offered are fixed rate shares.

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided.]

USE OF PROCEEDS

The Fund estimates the net proceeds of the Offer to be $[        ], based on the Subscription Price per share of $[                ], assuming all new shares of Series [                ] Preferred Stock offered are sold and that the expenses related to the Offer estimated at approximately $[        ] are paid and after deduction of the underwriting discounts and commissions. Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. Pending such investment, the proceeds of the offering will be held in high quality short-term debt securities and instruments.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

As provided in the 1940 Act and subject to certain exceptions, the Fund may issue debt or preferred shares with the condition that immediately after issuance the value of its total assets, less certain ordinary course liabilities, exceed 300% of the amount of the debt outstanding and exceed 200% of the sum of the amount of debt and preferred shares outstanding. The Fund’s preferred shares and notes, in aggregate, are expected to have an initial asset coverage on the date of issuance of approximately [                ]%.

SPECIAL CHARACTERISTICS AND RISKS OF THE RIGHTS

[To be provided.]

TAXATION

Please refer to the “Taxation” sections in the Fund Prospectus and Fund Statement of Additional Information for a description of the consequences of the distribution of subscription rights.

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Fund, in connection with this rights offering.

The Gabelli Global Utility & Income Trust

Subscription Rights for

Common Shares and Preferred Shares

PROSPECTUS SUPPLEMENT

        , 2012

PROSPECTUS SUPPLEMENT Filed Pursuant to Rule 497(e)

(To Prospectus dated [                            ], 2012 Registration Statement No. 333-

[GRAPHIC OMITTED]

[            ] Rights

Subscription Rights to Acquire Common Shares and Preferred Shares

The Gabelli Global Utility & Income Trust (the “Fund,” “we,” “us” or “our”) is issuing subscription rights (the “Rights”) to our common shareholders to purchase additional common shares and newly issued preferred shares. The Rights may only be exercised to purchase an equal number of common shares and preferred shares and may not be exercised to purchase only common shares or preferred shares or an unequal number of common shares and preferred shares.

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s investment objective is to seek a consistent level of after-tax return for its investors with an emphasis currently on tax-advantaged dividend income (whose favorable taxation is scheduled to expire at the end of 2012 unless further legislative action is taken). The Fund’s investment adviser is Gabelli Funds, LLC (the “Investment Adviser”).

Our common shares are listed on the NYSE MKT (“NYSE”) under the symbol “GLU.” On [                    ], 2012, the last reported NYSE sale price of the common shares prior to the common shares trading ex-Rights was $[            ]. The last reported net asset value of the common shares at the close of business on [                    ], 2012 was $[            ].

An investment in the Fund is not appropriate for all investors. We cannot assure you that the Fund’s investment objective will be achieved. You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in the Fund and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov). For additional information all holders of rights should contact the Information Agent, [    ].

Investing in common shares and preferred shares through Rights involves certain risks. You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus as well as in the “Special Risks of the Offering and the Preferred Shares” section of this Prospectus Supplement before investing in the common shares and preferred shares.

	Per Share			Total
Subscription price per common share to holders exercising Rights (1)	$	[	]	$	[	]
Subscription price per preferred share to holders exercising Rights (1)	$	[	]	$	[	]
Underwriting discounts and commissions (2)	$	[	]	$	[	]
Proceeds, before expenses, to the Fund (3)	$	[	]	$	[	]

(1)	The Rights may only be exercised to purchase an equal number of common shares and preferred shares and may not be exercised to purchase only common shares or preferred shares or an unequal number of common shares and preferred shares.
(2)	Based on a Dealer Manager solicitation fee of $[ ] per common share issued.
(3)	The aggregate expenses of the offering (excluding underwriting discounts and commissions) are estimated to be $[ ].

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[NO SECURITIES REGULATORY AUTHORITY IN CANADA HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENSE TO CLAIM OTHERWISE. THIS OFFERING WILL NOT BE MADE IN ANY PROVINCE OF CANADA WHERE IT IS NOT PERMITTED BY LAW.]

SHAREHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS MAY, AT THE COMPLETION OF THE OFFERING, OWN A SMALLER PROPORTIONAL INTEREST IN THE FUND THAN IF THEY EXERCISED THEIR RIGHTS. AS A RESULT OF THE OFFERING YOU MAY EXPERIENCE DILUTION OR ACCRETION OF THE AGGREGATE NET ASSET VALUE OF YOUR COMMON SHARES DEPENDING UPON WHETHER THE FUND’S NET ASSET VALUE PER COMMON SHARE IS ABOVE OR BELOW THE SUBSCRIPTION PRICE ON THE EXPIRATION DATE.

The common shares and preferred shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about [    ], 2012. If the offer is extended, the common shares and preferred shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about [    ], 2012.

The date of this Prospectus Supplement is [    ], 2012

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Global Utility & Income Trust. This Prospectus Supplement also includes trademarks owned by other persons.

Prospectus Supplement

Prospectus

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information contain “forward-looking statements.” Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” and similar terms and the negative of such terms. Such forward-looking statements may be contained in this Prospectus Supplement as well as in the accompanying Prospectus. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities we hold, the price at which our shares will trade in the public markets and other factors discussed in our periodic filings with the SEC.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Risk Factors and Special Considerations” section of the accompanying Prospectus and “Special Risks of the Offering and the Preferred Shares” in this Prospectus Supplement. All forward-looking statements contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus are made as of the date of this Prospectus Supplement or the accompanying Prospectus, as the case may be. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).

Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Risk Factors and Special Considerations” section of the accompanying Prospectus as well as in the “Special Risks of the Offering and the Preferred Shares” section of this Prospectus Supplement. We urge you to review carefully those sections for a more detailed discussion of the risks of an investment in the preferred shares.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	One transferable subscription right (a “Right”) will be issued for each common share of the Fund held on the record date (the “Offer”). The Rights are expected to trade through the [NASDAQ Capital Market (“NASDAQ”)]. The Rights will allow holders of common shares to purchase additional common shares and newly issued preferred shares. [Three] Rights will be required to purchase one common share and one preferred share. The Rights may only be exercised to purchase an equal number of common shares and preferred shares and may not be exercised to purchase only common shares or preferred shares or an unequal number of common shares and preferred shares.

As of [ ], 2012, [ ] common shares are outstanding and no preferred shares are outstanding. An over-subscription privilege will be offered. [ ] common shares and [ ] preferred shares of the Fund will be issued if all Rights are exercised. See “Description of the Rights Offering—Terms of the Rights Offering.”

Title	Subscription Rights to Acquire Common Shares and Preferred Shares

Subscription Price	Rights may be exercised at a price of $[ ] (the “Subscription Price”), which represents $[ ] per common share and $[ ] per preferred share. The purchase price will be payable in cash. See “Description of the Rights Offering—Terms of the Rights Offering.”

Record Date	Rights will be issued to holders of record of the Fund’s common shares on [ ], 2012 (the “Record Date”). See “Terms of the Rights Offering.”

Number of Rights Issued	One Right will be issued in respect of each common share of the Fund held on the Record Date. See “Description of the Rights Offering—Terms of the Rights Offering.”

Number of Rights Required to Purchase One Common Share and One Preferred Share	A holder of Rights may purchase one common share and one preferred share for every [three] Rights exercised. [The number of Rights issued to a shareholder will be rounded up to the nearest number of Rights evenly divisible by [three].] A holder of Rights may only purchase an equal number of common shares and preferred shares and may not exercise any Rights so as to purchase only common shares or preferred or an unequal number of common shares and preferred shares. See “Description of the Rights Offering—Terms of the Rights Offering.”

Over-Subscription Privilege

Rights holders who are holders of common shares on the Record Date (“Record Date Shareholders”) who fully exercise all Rights initially issued to them are entitled to subscribe for additional common shares and preferred shares at the same Subscription Price, subject to certain limitations and subject to allotment. Over-subscription requests will be honored only to the extent fewer than all of the Rights are exercised. Unsubscribed common shares and preferred shares will be allocated pro-rata among those shareholders who over-subscribe based on the number of common shares owned on the Record Date. Rights acquired in the secondary market may not participate in the over-subscription privilege. See “Description of the Rights Offering—Over-Subscription Privilege.”

Transfer of Rights	The Rights will be transferable. See “Description of the Rights Offering—Terms of the Rights Offering,” “—Sales by Rights Agent,” and “—Method of Transferring Rights.”

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on [ ], 2012 (the “Expiration Date”) (the “Subscription Period”). See “Description of the Rights Offering—Terms of the Offer” and “—Method of Exercise of Rights.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[ ] and will be borne by holders of the Fund’s common shares. See “Use of Proceeds.”

Solicitation Fee	$[ ] per common share issued to broker-dealers that have executed and delivered a soliciting dealer agreement and have solicited the exercise of Rights. See “Underwriting.”

Sale of Rights	The Rights are expected to be transferable until the completion of the Subscription Period and will be admitted for trading through the [NASDAQ]. Although no assurance can be given that a market for the Rights will develop, trading in the Rights through the [NASDAQ] will begin three Business Days prior to the Record Date and may be conducted until the close of trading on the last [NASDAQ] trading day prior to the completion of the Subscription Period. For purposes of this Prospectus Supplement, a “Business Day” will mean any day on which trading is conducted through the NASDAQ.

The value of the Rights, if any, may be reflected by the market price. Rights may be sold by individual holders or may be submitted to the Rights Agent (defined below) for sale. Any Rights submitted to the Rights Agent for sale must be received by the Rights Agent on or before [ ], 2012, three Business Days prior to the completion of the Subscription Period, due to normal settlement procedures.

Rights that are sold will not confer any right to acquire any common shares and preferred shares in the over-subscription, and any holder of common shares on the Record Date who sells any of its Rights in respect of such shares will not be eligible to participate in the over-subscription.

Trading of the Rights through the [NASDAQ] will be conducted on a when-issued basis until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders and thereafter will be conducted on a regular-way basis until and including the last [NASDAQ] trading day prior to the completion of the Subscription Period. The common shares will begin trading ex-Rights two Business Days prior to the Record Date.

If the Rights Agent receives Rights for sale in a timely manner, it will use its best efforts to sell the Rights through the [NASDAQ]. The Rights Agent will also attempt to sell any Rights attributable to shareholders whose record addresses are outside the United States, or who have an Army Post Office (“APO”) or Fleet Post Office (“FPO”) address and who are not eligible to participate in the offering. See “Description of the Rights Offering—Foreign Restrictions.”

Any commissions on any such sales will be paid by the selling Rights holders. Neither the Fund nor the Rights Agent will be responsible if Rights cannot be sold and neither has guaranteed any minimum sales price for any Rights. If any Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses. Shareholders are urged to obtain a recent trading price for the Rights through the [NASDAQ] from their broker, bank, financial advisor or the financial press.

Banks, broker-dealers and trust companies that hold shares for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights will not be eligible to participate in the over-subscription privilege. See “Description of the Rights Offering—Terms of the Rights Offering” and “—Sales by Rights Agent.”

Use of Proceeds	The Fund estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Subscription Price of $[ ], which represents $[ ] per common share and $[ ] per preferred share and assumes all new common shares and preferred shares offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid.

The Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment objectives and policies or changes in market conditions may cause the investment period to extend as long as six months. Pending such investment, the proceeds will be held in high quality short-term debt securities and instruments. See “Use of Proceeds”.

Taxation/ERISA	See “Taxation” and “Employee Benefit Plan and IRA Considerations.”

Rights Agent	[ ]

Terms of Preferred Shares:

Issue	Up to [ ] Series A Cumulative Preferred Shares

Dividend Rate	The annual dividend rate for the first twelve months beginning on the date of issuance will be [ ]%, and thereafter the annual dividend rate will be $[ ] for all future dividend periods.

Dividend Payment Dates	Distributions will be made when, as, and if declared on March 26, June 26, September 26, and December 26 of each year, commencing [ ], 2012.

Liquidation Preference	$[ ] per share.

[Holder Put Option]	[To be determined]

Non-Call Period	[Prior to [ ], 20[ ] the shares of Series A Preferred are not subject to optional redemption by the Fund unless the redemption is necessary, in the judgment of the Board of Trustees, to maintain the Fund’s status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. ]

Stock Exchange Listing	[An application will be made to list the Series A Cumulative Preferred Shares on the [NYSE]. Prior to the offering, there has been no public market for Series A Cumulative Preferred Shares. It is anticipated that trading on the [NYSE] will begin within thirty days from the date of this Prospectus Supplement.]

Rating	[To be determined]

TERMS OF THE PREFERRED SHARES

Dividends and Distributions

For the twelve month period commencing on the date shares of the Series A Cumulative Preferred Shares (the “Series A Preferred” or the “preferred shares”) are first issued (the “Initial Dividend Period”), holders of Series A Preferred will be entitled to receive cumulative cash dividends and distributions at the rate of [    ]% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the $[ ] liquidation preference on the Series A Preferred. After the Initial Dividend Period, holders of Series A Preferred will be entitled to receive cumulative cash dividends and distributions at the rate of [    ]% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the $[    ] liquidation preference on the Series A Preferred for all future dividend periods, when, as and if such dividends are declared.

Dividends in both the Initial Dividend Period and thereafter will in each case be payable quarterly on March 26, June 26, September 26 and December 26 in each year (each a “Dividend Payment Date”) commencing on [    ] 26, [2013] (or, if any such day is not a business day, then on the next succeeding business day) to holders of record of Series A Preferred as they appear on the share register of the Fund at the close of business on the fifth preceding Business Day. Dividends and distributions on Series A Preferred will accumulate from the date on which the shares are originally issued. Each period beginning on and including a Dividend Payment Date (or the date of original issue, in the case of the first dividend period after issuance of the Series A Preferred) and ending on but excluding the next succeeding Dividend Payment Date is referred to herein as a “Dividend Period.” Dividends and distributions on account of arrears for any past Dividend Period or in connection with the redemption of Series A Preferred may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date as is fixed by the Board of Trustees.

No full dividends or distributions will be declared or paid on Series A Preferred for any Dividend Period or part thereof unless full cumulative dividends and distributions due through the most recent Dividend Payment Dates therefor for all series of preferred shares of the Fund ranking on a parity with the Series A Preferred as to the payment of dividends and distributions have been or contemporaneously are declared and paid through the most recent Dividend Payment Dates therefor. If full cumulative dividends and distributions due have not been paid on all outstanding preferred shares of the Fund’s, any dividends and distributions being paid on such preferred shares (including the Series A Preferred) will be paid as nearly pro rata as possible in proportion to the respective amounts of dividends and distributions accumulated but unpaid on each such series of preferred shares on the relevant Dividend Payment Date.

Voting Rights

Except as otherwise provided in the Fund’s governing documents or a resolution of the Board of Trustees or its delegatee, or as required by applicable law, holders of Series A Preferred will have no power to vote on any matter except matters submitted to a vote of the Fund’s common shares. In any matter submitted to a vote of the holders of the common shares, each holder of Series A Preferred will be entitled to vote for each Series A Preferred held and the holders of all outstanding preferred shares, including Series A Preferred, and the common shares will vote together as a single class; provided, however, that at any meeting of the shareholders of the Fund held for the election of Trustees, the holders of the outstanding preferred shares, including Series A Preferred, will be entitled, as a class, to the exclusion of the holders of all other classes of shares of the Fund, to elect a number of Fund trustees, such that following the election of Trustees at the meeting of the shareholders, the Fund’s Board of Trustees will contain two trustees elected by the holders of the outstanding preferred shares, including the Series A Preferred.

During any period in which any one or more of the conditions described below exists (such period being referred to herein as a “Voting Period”), the number and/or composition of Trustees constituting the Board of Trustees will be adjusted as necessary to permit the holders of outstanding preferred shares, including the Series A Preferred, voting separately as one class (to the exclusion of the holders of all other classes of shares of the Fund) to elect the number of Trustees that, when added to the two trustees elected exclusively by the holders of outstanding preferred shares, would constitute a simple majority of the Board of Trustees as so adjusted. The Fund and the Board of Trustees will take all necessary actions, including effecting the removal of trustees or amendment of the Fund’s governing documents, to effect an adjustment of the number and/or composition of trustees as described in the preceding sentence. A Voting Period will commence:

(i)	if at any time accumulated dividends and distributions on the outstanding Series A Preferred equal to at least two full years’ dividends and distributions are due and unpaid; or

(ii)	if at any time holders of any other preferred shares are entitled to elect a majority of the Trustees of the Fund under the 1940 Act or Statement of Preferences creating such shares.

[Holder Put Option]

[To be described if such rights will be provided.]

Calling of Series A Preferred

Prior to [    ], 20[    ] the shares of Series A Preferred are not subject to optional redemption by the Fund unless the redemption is necessary, in the judgment of the Board of Trustees, to maintain the Fund’s status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. Commencing on [    ], 20[    ] and thereafter, to the extent permitted by the 1940 Act and Delaware law, the Fund may at any time upon notice redeem the Series A Preferred in whole or in part at a price equal to the liquidation preference per share plus accumulated but unpaid dividends through the date of redemption.

Stock Exchange Listing

An application will be made to list the Series A Preferred on the [NYSE]. The Series A Preferred is expected to commence trading on the [NYSE] within thirty days of the date of issuance.

DESCRIPTION OF THE RIGHTS OFFERING

Terms of the Rights Offering

The Fund is issuing to common shareholders of record as of the close of business on [    ], 2012 (“the Record Date,” and such shareholders, the “Record Date Shareholders”) Rights to subscribe for common shares and preferred shares. Each Record Date Shareholder is being issued [one] transferable Right for each common share owned on the Record Date. The Rights entitle the holders to acquire for $[    ] in cash (the “Subscription Price”) one common share and one preferred share for every [three] Rights. Fractional shares will not be issued upon the exercise of the Rights and Rights may be exercised only for an equal number of common shares and preferred shares and not for only common shares or preferred shares or an unequal number of common shares and preferred shares. Rights may be exercised at any time during the period which commences on [    ], 2012, and ends at 5:00 PM Eastern Time on [    ], 2012 (the “Subscription Period”). The right to acquire one common share and one preferred share for every [three] Rights held during the Subscription Period (or any extension thereof) at the Subscription Price will be referred to in the remainder of this prospectus supplement as the “Subscription.”

Rights may be evidenced by subscription certificates or may be uncertificated and evidenced by other appropriate documentation (“Subscription Certificates”). The number of Rights issued to each holder will be stated on the Subscription Certificate delivered to the holder. The method by which Rights may be exercised and shares paid for is set forth below in “Method of Exercise of Rights” and “Payment for Shares.” A Rights holder will have no right to rescind a purchase after [    ] (the “Rights Agent”) has received payment. See “Payment for Shares” below. It is anticipated that the preferred shares issued pursuant to an exercise of Rights will be listed on the NYSE.

Rights holders who are Record Date Shareholders are entitled to subscribe for additional common shares and preferred shares at the same Subscription Price pursuant to the over-subscription privilege, subject to certain limitations and subject to allotment. See “Over-Subscription Privilege” below.

For purposes of determining the maximum number of shares a Record Date Shareholder may acquire pursuant to the offer, broker-dealers, trust companies, banks or others whose shares are held of record by Cede & Co. (“Cede”), as nominee for the Depository Trust Company or by any other depository or nominee will be deemed to be the holders of the Rights that are held by Cede or such other depository or nominee on their behalf.

The Rights are transferable until 5:00 PM Eastern Time [    ], 2012 (the “Expiration Date”) and are expected to be admitted for trading through the [    ]. Assuming a market exists for the Rights, the Rights may be purchased and sold through usual brokerage channels and sold through the Rights Agent. Although no assurance can be given that a market for the Rights will develop, trading in the Rights through the [    ] is expected to begin three business days before the Record Date and may be conducted until the close of trading through the last [    ] trading day prior to the Expiration Date. Trading of the Rights through the [    ] is expected to be conducted on a when-issued basis until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders and thereafter is expected to be conducted on a regular way basis until and including the last [    ] trading day prior to the Expiration Date. The method by which Rights may be transferred is set forth below under “Method of Transferring Rights.” The common shares are expected to begin trading ex-Rights two business days prior to the Record Date as determined and announced by NYSE.

Nominees who hold the Fund’s common shares for the account of others, such as banks, broker-dealers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the nominee should complete the Subscription Certificate and submit it to the Rights Agent with proper payment. In addition, beneficial owners of the common shares or Rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with such beneficial owner’s instructions.

Purpose of the Offer

The Fund’s Board of Trustees has determined that it would be in the best interests of the Fund and the shareholders to increase the assets of the Fund available for investment, thereby permitting the Fund to be in a better position to more fully take advantage of investment opportunities that may arise without having to reduce existing Fund holdings.

The Offer seeks to reward existing shareholders by giving them the right to purchase additional common shares at a price that may be below market and/or net asset value and newly issued preferred shares at a price that may be below the market value without incurring any commission charge. The distribution to shareholders of transferable Rights, which themselves may have intrinsic value, may also afford non-subscribing shareholders the potential of receiving a cash payment upon sale of such Rights, receipt of which may be viewed as partial compensation for the possible dilution of their interests in the Fund.

Important Dates to Remember

Please note that the dates in the table below may change if the rights offering is extended.

EVENT	DATE
Record Date	[ ], 2012
Subscription Period	[ ], 2012 through [ ], 2012**
Expiration Date*	[ ], 2012**
Payment for Guarantees of Delivery Due*	[ ], 2012**
Confirmation Date	[ ], 2012**

*	A shareholder exercising Rights must deliver by 5:00 PM Eastern Time on [ ], 2012 either (a) a Subscription Certificate and payment for shares or (b) a notice of guaranteed delivery.

**	Unless the offer is extended to a date no later than [ ], 2012.

Over-Subscription Privilege

Rights holders who are Record Date Shareholders and who fully exercise their Rights are entitled to subscribe for additional common shares and preferred shares at the same Subscription Price pursuant to the over-subscription privilege, subject to certain limitations and subject to allotment.

Record Date Shareholders who are fully exercising their Rights during the subscription period should indicate, on the Subscription Certificate which they submit with respect to the exercise of the Rights issued to them, how many common shares and preferred shares they are willing to acquire pursuant to the over-subscription privilege. A holder of Rights may only submit an over-subscription request for an equal number of common shares and preferred shares and may not request to purchase only common shares or preferred shares or an unequal number of common shares and preferred shares. Rights acquired in the secondary market may not participate in the over-subscription privilege.

Over-subscription requests will be honored only to the extent fewer than all of the Rights are exercised.

Unsubscribed common shares and preferred shares will be allocated pro-rata among those eligible Record Date Shareholders who over-subscribe based on the number of the Fund’s common shares owned on the Record Date. The allocation process may involve a series of allocations in order to assure that the total number of common shares and preferred shares available for over-subscriptions or, if less, the total number of common shares and preferred shares sufficient to fill all over-subscriptions, is allocated.

Banks, broker-dealers, trustees and other nominee holders of rights will be required to certify to the Rights Agent, before any over-subscription privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of Rights exercised during the Subscription Period and the number of common shares and preferred shares subscribed for pursuant to the over-subscription privilege by such beneficial owner and that such beneficial owner’s Subscription was exercised in full. Nominee holder over-subscription forms and beneficial owner certification forms will be distributed to banks, broker-dealers, trustees and other nominee holders of rights with the Subscription Certificates. Nominees should also notify holders purchasing Rights in the secondary market that such Rights may not participate in the over-subscription privilege.

The Fund will not offer or sell any common shares and preferred shares that are not subscribed for during the Subscription Period or pursuant to the over-subscription privilege.

Sales by Rights Agent

Holders of Rights who are unable or do not wish to exercise any or all of their Rights may instruct the Rights Agent to sell any unexercised Rights. The Subscription Certificates representing the Rights to be sold by the Rights Agent must be received on or before [    ], 2012. Upon the timely receipt of the appropriate instructions to sell Rights, the Rights Agent will use its best efforts to complete the sale and will remit the proceeds of sale, net of any commissions, to the holders. The Rights Agent will also attempt to sell any Rights attributable to shareholders whose record addresses are outside the United States, or who have an APO or FPO address. If the Rights can be sold, sales of the Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses. The selling Rights holder will pay all brokerage commissions incurred by the Rights Agent. These sales may be effected by the Rights Agent. [    ] (the “Dealer Manager”), a registered broker-dealer may also act on behalf of its clients to purchase or sell Rights in the open market and be compensated for its services at a commission of up to $[    ] per Right, provided that, if the Rights trade at a value of $[    ] or less at the time of such sale, then no commission will be charged. The Rights Agent will automatically attempt to sell any unexercised Rights that remain unclaimed as a result of Subscription Certificates being returned by the postal authorities as undeliverable as of the fourth business day prior to the Expiration Date. These sales will be made net of commissions, taxes and any other expenses paid on behalf of the nonclaiming holders of Rights. Proceeds from those sales will be held by [    ], in its capacity as the Fund’s transfer agent, for the account of the nonclaiming holder of rights until the proceeds are either claimed or escheated. There can be no assurance that the Rights Agent will be able to complete the sale of any of these Rights and neither the Fund nor the Rights Agent has guaranteed any minimum sales price for the Rights. All of these Rights will be sold at the market price, if any, through an exchange or market trading the Rights. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Shareholders are urged to obtain a recent trading price for the Rights through the [    ] from their broker, bank, financial advisor or the financial press.

Method of Transferring Rights

The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Rights Agent a Subscription Certificate properly endorsed for transfer, with instructions to register the portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing the transferred Rights). In this event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should promptly transfer such Rights to ensure that: (i) the transfer instructions will be received and processed by the Rights Agent, (ii) a new Subscription Certificate will be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by the new Subscription Certificates will be exercised or sold by the recipients thereof prior to the Expiration Date. Neither the Fund nor the Rights Agent will have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

Except for the fees charged by the Rights Agent (which will be paid by the Fund as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of these commissions, fees or expenses will be borne by the Fund or the Rights Agent.

The Fund anticipates that the Rights will be eligible for transfer through, and that the exercise of the Subscription may be effected through, the facilities of DTC (Rights exercised through DTC are referred to as “DTC Exercised Rights”).

Rights Agent

The Rights Agent is [    ]. The Rights Agent will receive from the Fund an amount estimated to be $[    ], comprised of the fee for its services and the reimbursement for certain expenses related to the rights offering.

INQUIRIES BY ALL HOLDERS OF RIGHTS SHOULD BE DIRECTED TO: [THE INFORMATION AGENT, [    ].; HOLDERS MAY ALSO CONSULT THEIR BROKERS OR NOMINEES.]

Method of Exercise of Rights

Rights may be exercised by completing and signing the reverse side of the Subscription Certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Rights Agent, together with payment of the Subscription Price as described below under “Payment for Shares.” Rights may also be exercised through a Rights holder’s broker, who may charge the Rights holder a servicing fee in connection with such exercise.

Completed Subscription Certificates must be received by the Rights Agent prior to 5:00 PM Eastern Time, on the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under “Payment for Shares”). The Subscription Certificate and payment should be delivered to the Rights Agent at the following address:

If By Mail:

The Gabelli Global Utility & Income Trust

[    ]

If By Overnight Courier:

The Gabelli Global Utility & Income Trust

[    ]

Payment for Shares

Holders of Rights who acquire common shares and preferred shares in the Subscription may choose between the following methods of payment:

(1)	A subscription will be accepted by the Rights Agent if, prior to 5:00 PM Eastern Time, on the Expiration Date, the Rights Agent has received a written notice of guaranteed delivery from a bank, a trust company, or a NYSE member, guaranteeing delivery of (i) payment of the full Subscription Price for the common shares and preferred shares subscribed for in the Subscription and, if eligible, for any additional common shares and preferred shares subscribed for pursuant to the over-subscription privilege, and (ii) a properly completed and executed Subscription Certificate. The Rights Agent will not honor a notice of guaranteed delivery if a properly completed and executed Subscription Certificate and full payment is not received by the Rights Agent by the close of business on the third business day after the Expiration Date. The notice of guaranteed delivery may be delivered to the Rights Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Rights Agent by facsimile transmission (fax number [ ]); telephone number to confirm receipt [ ].

(2)

Alternatively, a holder of Rights can send the Subscription Certificate, together with payment in the form of a check to the Rights Agent, based on the Subscription Price of $[ ], which represents $[ ] per common share and $[ ] per preferred share. To be accepted, the payment, together with the executed Subscription Certificate, must be received by the Rights Agent at the addresses noted above prior to 5:00 PM Eastern Time on the Expiration Date. The Rights Agent will deposit all share purchase checks received by it prior to the final due date into a segregated account, in each case pending proration and distribution of common shares and preferred shares. The Rights Agent will not accept cash as a means of payment for common shares and preferred shares.

EXCEPT AS OTHERWISE SET FORTH BELOW, A PAYMENT PURSUANT TO THIS METHOD MUST BE IN UNITED STATES DOLLARS BY MONEY ORDER OR CHECK DRAWN ON A BANK LOCATED IN THE CONTINENTAL UNITED STATES (OR FOR CANADIAN RESIDENTS, A BANK LOCATED IN CANADA), MUST BE PAYABLE TO THE GABELLI GLOBAL UTILITY & INCOME TRUST AND MUST ACCOMPANY AN EXECUTED SUBSCRIPTION CERTIFICATE TO BE ACCEPTED.

If a holder of Rights who acquires common shares and preferred shares pursuant to the Subscription makes payment of an insufficient amount, the Fund reserves the right to take any or all of the following actions: (i) find other purchasers for such subscribed-for and unpaid-for common shares and preferred shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of common shares and preferred shares which could be acquired by such holder upon exercise of the Subscription or over-subscription privilege; (iii) sell in the open market all or a portion of the common shares and preferred shares purchased by the holder and apply the proceeds to the amounts owed; and (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed common shares and preferred shares and to enforce the relevant guarantee of payment.

Any payment required from a holder of Rights must be received by the Rights Agent prior to 5:00 PM Eastern Time on the Expiration Date, or if the Rights holder has elected to make payment by means of a notice of guaranteed delivery, by the close of business on the third business day after the Expiration Date. Whichever of the two methods of payment described above is used, issuance and delivery of certificates for the common shares and preferred shares purchased are subject to collection of checks, as well as actual payment pursuant to any notice of guaranteed delivery.

Within three business days following the Expiration Date (the “Confirmation Date”), a confirmation will be sent by the Rights Agent to each holder of Rights (or, if the common shares are held by Cede or any other depository or nominee, to Cede or such other depository or nominee), showing (i) the number of common shares and preferred shares acquired pursuant to the Subscription, (ii) the number of common shares and preferred shares, if any, acquired pursuant to the over-subscription privilege, and (iii) the per common share and preferred share and total purchase price for the common shares and preferred shares. Any payment required from a holder of Rights must be received by the Rights Agent on the Expiration Date, or if the Rights holder has elected to make payment by means of a notice of guaranteed delivery, on the third business day after the Expiration Date. Any excess payment to be refunded by the Fund to a holder of Rights, or to be paid to a holder of Rights as a result of sales of Rights on his behalf by the Rights Agent, will be mailed by the Rights Agent to the holder within fifteen business days after the Expiration Date. If any Rights holder exercises its right to acquire common shares and preferred shares pursuant to the over-subscription privilege, any excess payment which would otherwise be refunded to the Rights holder will be applied by the Fund toward payment for common shares and preferred shares acquired pursuant to exercise of the over-subscription privilege.

A Rights holder will have no right to rescind a purchase after the Rights Agent has received payment either by means of a notice of guaranteed delivery or a check.

Holders, such as broker-dealers, trustees or depositories for securities, who hold common shares for the account of others, should notify the respective beneficial owners of the common shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of the Rights should complete Subscription Certificates and submit them to the Rights Agent with the proper payment. In addition, beneficial owners of common shares or Rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owner’s instructions. Banks, broker-dealers, trustees and other nominee holders that hold common shares of the Fund for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights may not participate in the over-subscription privilege.

The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE FUND.

The method of delivery of Subscription Certificates and payment of the subscription price to the Rights Agent will be at the election and risk of the Rights holders, but if sent by mail it is recommended that the certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Rights Agent and clearance of payment prior to 5:00 PM Eastern Time, on the Expiration Date. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier’s check or money order.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Fund, whose determinations will be final and binding. The Fund in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Fund determines in its sole discretion. Neither the Fund nor the Rights Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

Foreign Restrictions

Subscription Certificates will only be mailed to Record Date Shareholders whose addresses are within the United States, [and [provinces in Canada]] (other than an APO or FPO address). Because the offering of Rights will not be registered in any jurisdiction other than the United States [and [provinces in Canada]], the Rights Agent will attempt to sell all of the Rights issued to shareholders outside of these jurisdictions and remit the net proceeds, if any, to such shareholders. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Employee Benefit Plan and IRA Considerations

Rights holders that are employee benefit plans subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”), such as employee plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Keogh Plans and Individual Retirement Accounts (“IRA”) (each a “Benefit Plan” and collectively, “Benefit Plans”), should be aware that the use of additional contributions of cash outside of the Benefit Plan to exercise Rights may be treated as additional contributions to the Benefit Plan. When taken together with contributions previously made, such deemed additional contributions may be in excess of tax limitations and subject the Rights holder to excise taxes for excess or nondeductible contributions. In the case of Benefit Plans qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), additional contributions could cause the maximum contribution limitations of Section 415 of the Code or other qualification rules to be violated. Benefit Plans contemplating making additional contributions to exercise Rights should consult with their legal and tax counsel prior to making such contributions.

Benefit Plans and other tax exempt entities, including governmental plans, should also be aware that if they borrow to finance their exercise of Rights, they may become subject to the tax on unrelated business taxable income (“UBTI”) under Section 511 of the Code. If any portion of an IRA is used as security for a loan, the portion so used may also be treated as distributed to the IRA depositor.

A Benefit Plan may also be subject to laws, such as ERISA, that impose certain requirements on the Benefit Plan and on those persons who are fiduciaries with respect to the Benefit Plans. Such requirements may include prudence and diversification requirements and require that investments be made in accordance with the documents governing the Benefit Plan. The exercise of Rights by a fiduciary for a Benefit Plan should be considered in light of such fiduciary requirements.

In addition, ERISA and the Code prohibit certain transactions involving the assets of a Benefit Plan and certain persons (referred to as “parties in interest” for purposes of ERISA and “disqualified persons” for purposes of the Code) having certain relationships to such Benefit Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code (or with respect to certain Benefits Plans, such as IRAs, a prohibited transaction may cause the Benefit Plan to lose its tax-exempt status). In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the exercise of the Rights and holding of the common shares and preferred shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, PTCE 84-24 governing purchases of shares in investment companies) and PTCE 75-1 respecting sales of securities. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code each provides a limited exemption, commonly referred to as the “service provider exemption,” from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between an Benefit Plan and a person that is a party in interest and/or a disqualified person (other than a fiduciary or an affiliate that, directly or indirectly, has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any Benefit Plan involved in the transaction) solely by reason of providing services to the Benefit Plan or by relationship to a service provider, provided that the Benefit Plan receives no less, nor pays no more, than adequate consideration. There can be no assurance that all of the conditions of any such exemptions or any other exemption will be satisfied at the time that the Rights are exercised, or thereafter while the common shares and preferred shares are held, if the facts relied upon for utilizing a prohibited transaction exemption change.

Due to the complexity of these rules and the penalties for noncompliance, fiduciaries of Benefit Plans should consult with their legal and tax counsel regarding the consequences of their exercise of Rights under ERISA, the Code and other similar laws.

USE OF PROCEEDS

The Fund estimates the net proceeds of the Offer to be $[    ], based on the Subscription Price of $[     ], which represents $[    ] per common share and $[ ] per preferred share, and after deduction of the underwriting discounts and commissions, estimated offering expenses payable by the Fund, and assuming all common shares and preferred shares offered are sold.

The Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment objectives and policies or changes in market conditions may cause the investment period to extend as long as six months. Pending such investment, the proceeds will be held in high quality short-term debt securities and instruments. [                            ]

CAPITALIZATION

The following table sets forth the unaudited capitalization of the Fund as of June 30, 2012 and its adjusted capitalization assuming all of the common shares and preferred shares offered in this Prospectus Supplement had been issued.

As of June 30, 2012 (unaudited)
	Actual		As adjusted
Preferred shares, $0.001 par value per share. (The “Actual” column reflects the absence of any outstanding preferred shares as of June 30, 2012; the “As adjusted” column assumes the issuance of [ ] preferred shares, $[ ] liquidation preference per share)	$—		$	[ ]
Common shares, $0.001 par value per share. (The “Actual” column reflects the [ ] shares outstanding as of June 30, 2012; the “As adjusted” column assumes the issuance of [ ] shares)	[ ]			[ ]
Shareholders’ equity applicable to common shares:
Paid-in surplus*	[ ]			[ ]
Accumulated distributions in excess of net investment income	([ ]	)		([ ]	)
Accumulated net realized loss on investments, futures contracts, swap contracts, and foreign currency transactions	([ ]	)		([ ]	)
Net unrealized appreciation on investments, futures contracts, and foreign currency transactions	[ ]			[ ]
Net assets applicable to common shares	[ ]			[ ]
Liquidation preference of preferred shares	[ ]			[ ]
Net assets, plus the liquidation preference of preferred shares	[ ]			[ ]

*	As adjusted paid-in surplus reflects a deduction for the estimated solicitation fees to broker dealers of $[ ] and estimated offering expenses of the common shares and preferred shares of $[ ].

ASSET COVERAGE RATIO

Pursuant to the 1940 Act, the Fund generally will not be permitted to declare any dividend, or declare any other distribution, upon any common shares, or purchase any such common shares, unless, in every such case, all preferred shares issued by the Fund have at the time of declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 200% (“1940 Act Asset Coverage Requirement”) after deducting the amount of such dividend, distribution, or purchase price, as the case may be. The Fund’s preferred shares are expected to have an initial asset coverage on the date of issuance of approximately [    ]%.

SPECIAL RISKS OF THE OFFERING AND THE PREFERRED SHARES

Risk is inherent in all investing. Therefore, before investing in the common shares and preferred shares you should consider the risks carefully. See “Risk Factors and Special Considerations” in the Prospectus and the special risks and considerations set out below.

Principal Risks Associated with an Investment in the Preferred Shares

Market Price Risk. The market price for the preferred shares will be influenced by changes in interest rates, the perceived credit quality of the preferred shares and other factors, and may be higher or lower than the liquidation preference of the preferred shares.

Liquidity Risk. Prior to this offering, there has been no public market for the preferred shares. As noted above, an application will be made to list the preferred shares on the [    ]. However, during an initial period which is not expected to exceed thirty days after the date of its issuance, the preferred shares will not be listed on any securities exchange. No assurances can be provided that listing on any securities exchange or market making by the dealer-manager will result in the market for preferred shares being liquid at any time.

Redemption and Reinvestment Risk. The Fund may at any time redeem preferred shares to the extent necessary to meet regulatory asset coverage requirements. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the preferred shares, the Fund may be obligated under the terms of the preferred shares or any indebtedness incurred by the Fund to redeem some or all of the preferred shares. In addition, after [    ], the Fund is able to call the preferred shares at the option of the Fund. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a better rate than that of the preferred shares.

Distribution Risk. The Fund may not earn sufficient income from its investments to make distributions on the preferred shares.

Subordination Risk. The preferred shares are not obligations of the Fund. The preferred shares are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the preferred shares for the full redemption price.

Principal Risks Associated with Investing in Common Shares in the Offer

Market Discount. As with any stock, the price of the Fund’s common shares fluctuates with market conditions and other factors. The common shares are currently trading at a [premium/discount ] to their net asset value. Since the inception of the Fund, the common shares have traded at discounts of as much as [    ]%. Shares of closed-end investment companies frequently trade at a discount from their net asset values. This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value could decrease as a result of its investment activities and may be greater for shareholders expecting to sell their common shares in a relatively short period of time following completion of this Offer.

Dilution. The net asset value of the common shares will be reduced immediately following this Offer as a result of the payment of certain offering costs.

If you do not exercise all of your Rights, you may own a smaller proportional interest in the Fund when the Offer is over. In addition, you will experience an immediate dilution of the aggregate net asset value per share of your common shares if you do not participate in the Offer and will experience a reduction in the net asset value per share whether or not you exercise your Rights, if the Subscription Price is below the Fund’s net asset value per Share on the Expiration Date, because:

•	the offered common shares are being sold at less than their current net asset value;

•	you will indirectly bear the expenses of the Offer; and

•	the number of common shares outstanding after the Offer will have increased proportionately more than the increase in the amount of the Fund’s net assets.

On the other hand, if the portion of the Subscription Price attributable to the additional common shares is above the Fund’s net asset value per share on the Expiration Date, you may experience an immediate accretion of the aggregate net asset value per share of your common shares even if you do not exercise your Rights and an immediate increase in the net asset value per share of your common shares whether or not you participate in the Offer, because:

•	the offered common shares are being sold at more than their current net asset value after deducting the expenses of the Offer; and

•	the number of common shares outstanding after the Offer will have increased proportionately less than the increase in the amount of the Fund’s net assets.

Furthermore, if you do not fully participate in the Offer, your percentage ownership may also be diluted. The Fund cannot state precisely the amount of any dilution because it is not known at this time what the net asset value per share will be on the Expiration Date or what proportion of the Rights will be exercised. The impact of the Offer on net asset value per share is shown by the following examples, assuming a Subscription Price of $[ ], which represents $[    ] per common share and $[    ] per preferred share:

Scenario 1: (assumes net asset value per share is above subscription price per common share)(1)
NAV	$	[	]
Subscription Price per common share	$	[	]
Reduction in NAV($)(2)	$	[	]
Reduction in NAV(%)		[	]%

Scenario 2: (assumes net asset value per share is below subscription price per common share)(1)
NAV	$	[	]
Subscription Price per common share	$	[	]
Increase in NAV($)(2)	$	[	]
Increase in NAV(%)		[	]%

(1)	Both examples assume the Offer is fully subscribed. Actual amounts may vary due to rounding.

(2)	Assumes $[ ] in estimated offering expenses.

If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus Supplement. Any cash you receive from selling your Rights may serve as partial compensation for any possible dilution of your interest in the Fund. The Fund cannot give assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

Depending on whether all Rights are exercised and, if not, whether any over-subscription privileges are exercised, certain Record Date Shareholders could increase their percentage ownership in the Fund through the exercise of the primary Subscription and/or the over-subscription privilege.

Leverage Risk. The Fund will obtain financial leverage for investment purposes by issuing preferred shares in the Offer. The Fund’s leveraged capital structure will create special risks not associated with unleveraged funds having similar investment objectives and policies. These include the possibility of greater loss and the likelihood of higher volatility of the net asset value of the Fund and the asset coverage. Such volatility may increase the likelihood of the Fund’s having to sell investments in order to meet dividend payments on the preferred shares, or to redeem preferred shares, when it may be disadvantageous to do so. Also, if the Fund is utilizing leverage, a decline in net asset value could affect the ability of the Fund to make common shares distribution payments, and such a failure to pay dividends or make distributions could result in the Fund’s ceasing to qualify as a regulated investment company under the Code.

Because the advisory fee paid to the Investment Adviser is calculated on the basis of the Fund’s total assets, rather than only on the basis of net assets attributable to the common shares, the fee will be higher when leverage is utilized, giving the Investment Adviser an incentive to utilize leverage.

Principal Risks Associated with a Rights Offering of Common Shares and Preferred Shares

Record Date Shareholders Who Do not Wish to Purchase Preferred Shares will Suffer Dilution to Their Interests in the Fund’s Common Shares if They Do not Purchase both Preferred Shares and Common Shares. The Rights may only be exercised to purchase an equal number of common shares and preferred shares in the Offer and may not be exercised to purchase only common shares or more common shares than preferred shares. As a consequence a Record Date Shareholder who does not wish to purchase or own preferred shares and who accordingly does not exercise its Rights will suffer dilution in its interest in the common shares and, if the portion of the exercise price attributable to the common shares is less than net asset value per common share, to the net asset value per share of its common shares as well. This risk may be greater because the portion of the exercise price attributable to a preferred share is considerably greater than the portion attributable to a common share.

Holders of Rights Who Wish to Purchase Preferred Shares in the Offer May Not Do So Without Purchasing Common Shares in the Offer. The Rights may only be exercised to purchase an equal number of common shares and preferred shares in the Offer and may not be exercised to purchase only preferred shares or more preferred shares than common shares. As a consequence a holder of Rights who wishes to purchase only preferred shares and who accordingly does not exercise its Rights may forego an opportunity to purchase preferred shares at what may be an attractive price.

Exercise of Rights Requires a Greater Investment than Purchasing Either Common Shares or Preferred Shares. In order to exercise its Rights a holder of Rights must purchase both common shares and preferred shares at a combined price of $[    ], representing $[    ] per preferred share and $[    ] per common share. This is a higher amount than the price per share for either security by itself and may represent a greater investment than a holder may wish to make.

The Market Value of a Preferred Share or Common Share May Differ from the Price per Share Described in this Offer. The trading price per common share or preferred share may be higher or lower than the price to purchase such share in this Offer.

TAXATION

The following summary of certain U.S. federal income tax considerations supplements the discussion set forth in the accompanying Prospectus and Statement of Additional Information under the heading “Taxation” and is subject to the qualifications and assumptions set forth therein. Please refer to such discussion for a description of the consequences of investing in the common shares and preferred shares. Certain special tax considerations relating to this offering of Rights are summarized below:

•	The value of a Right will not be includible in the income of a shareholder at the time the Right is issued.

•

The basis of a Right issued to a shareholder will be zero, and the basis of the share with respect to which the Right was issued (the old share) will remain unchanged, unless either (a) the fair market value of the Right on the date of distribution is at least 15% of the fair market value of the old share, or (b) such shareholder affirmatively elects (in the manner set out in Treasury regulations under the Code) to allocate to the Right a portion of the basis of the old share. If either (a) or (b) applies, such shareholder must allocate basis between the old share and the Right in proportion to their fair market values on the date of distribution.

•	The basis of a Right purchased in the market will generally be its purchase price.

•	The holding period of a Right issued to a shareholder will include the holding period of the old share.

•

No loss will be recognized by a shareholder if a Right distributed to such shareholder expires unexercised, because the basis of the old share may be allocated to a Right only if the Right is exercised or sold. If a Right that has been purchased in the market expires unexercised, there will be a recognized loss equal to the basis of the Right.

•

Any gain or loss on the sale of a Right will be a capital gain or loss if the Right is held as a capital asset (which in the case of a Right issued to shareholders will depend on whether the old share is held as a capital asset), and will be a long-term capital gain or loss if the holding period is deemed to exceed one year.

•	No gain or loss will be recognized by a shareholder upon the exercise of a Right.

•

In general, the basis of a share acquired pursuant to the exercise of a subscription right is equal to the sum of (i) the basis, if any, of the right and (ii) subscription price paid for the share. In the case of the Rights, such sum must be allocated between the common share and preferred share received upon exercise of a Right. For this purpose, (i) the basis, if any, of a Right should be allocated between the common share and the preferred share in proportion to the amount of the total fair market value of the Right that is attributable to each of the common share and the preferred share at the time the Right is issued, and (ii) the total subscription price paid for the common share and the preferred share should be allocated between the common share and the preferred share based on their relative fair market values at the time such shares are acquired pursuant to the exercise of the Right. Investors are urged to consult their own tax advisers regarding the calculation of basis of any common shares and preferred shares acquired upon the exercise of Rights.

•	The holding period for common shares and preferred shares acquired upon the exercise of a Right will begin on the date such shares are acquired pursuant to the exercise of the Right.

The discussion set forth herein does not constitute tax advice. Investors are urged to consult their own tax advisers regarding the U.S. federal, state, local, and foreign tax consequences relating to the Rights.

UNDERWRITING

[    ], which is a broker-dealer and member of the Financial Industry Regulatory Authority will act as dealer manager for the rights offering (henceforth, the “Dealer Manager”). Under the terms and subject to the conditions contained in the Dealer Manager Agreement among the Fund, the Investment Adviser, and the Dealer Manager (the “Dealer Manager Agreement”), the Dealer Manager will provide financial structuring services and marketing services in connection with the offering and will solicit the exercise of Rights and participation in the over-subscription privilege. The Fund has agreed to pay the Dealer Manager a fee for its financial structuring, marketing and soliciting services equal to $[    ] per common share issuedpursuant to the rights offering. The Dealer Manager fee will be borne by the Fund and indirectly by all of the Fund’s common shareholders.

The Dealer Manager will reallow to other broker-dealers that have executed and delivered a soliciting dealer agreement and have solicited the exercise of Rights solicitation fees equal to $[    ] per common share issued pursuant to exercise of Rights as a result of their soliciting efforts. Fees will be paid to the broker-dealer designated on the applicable portion of the Subscription Certificates.

The Fund and the Investment Adviser have each agreed to indemnify the Dealer Manager or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act. The Dealer Manager Agreement also provides that the Dealer Manager will not be subject to any liability to the Fund in rendering the services contemplated by the Dealer Manager Agreement except for any act of bad faith, willful misconduct or gross negligence of the Dealer Manager or reckless disregard by the Dealer Manager of its obligations and duties under the Dealer Manager Agreement.

Prior to the expiration of the rights offering, the Dealer Manager may independently offer for sale Rights to be acquired by it through purchasing and exercising Rights, at prices it sets. The Dealer Manager’s fee for its financial structuring, marketing and soliciting services is independent of any gains or losses that may be realized by the Dealer Manager through the purchase and exercise of Rights.

In the ordinary course of their businesses, the Dealer Manager and/or its affiliates may engage in investment banking or financial transactions with the Fund, the Investment Adviser and their affiliates.

The principal business address of [    ].

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Fund, in connection with this rights offering of common shares and preferred shares contemplated by the Offer.

[GRAPHIC OMITTED]

The Gabelli Global Utility & Income Trust

[    ] Rights

Subscription Rights to Acquire Common Shares and Preferred Shares

Issuable Upon Exercise of Rights to Subscribe to Such Common Shares and Preferred Shares

PROSPECTUS SUPPLEMENT

[    ], 2012

Until [    ], 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

Dated              , 2012

THE GABELLI GLOBAL UTILITY & INCOME TRUST

STATEMENT OF ADDITIONAL INFORMATION

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. THE FUND MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The Gabelli Global Utility & Income Trust (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s investment objective is to achieve a consistent level of after-tax total return with an emphasis currently on tax-advantaged qualified dividend income. The Fund will attempt to achieve its investment objective under current tax law by investing, under normal market conditions, at least 80% of its assets in (i) equity securities (including preferred securities) of domestic and foreign companies involved to a substantial extent (i.e., at least 50% of the assets, gross income or net profits of a company is committed to or derived from) in providing (a) products, services or equipment for the generation or distribution of electricity, gas or water and (b) infrastructure operations such as airports, toll roads and municipal services and telecommunications services such as telephone, telegraph, satellite, cable, microwave, radiotelephone, mobile communication and cellular, paging, electronic mail, videotext, voice communications, data communications and internet (collectively, the “Utilities Industry”) and (ii) in equity securities (including preferred securities) of companies in other industries, in each case in such securities that are expected to periodically pay dividends. The Fund’s 80% policy is not fundamental and shareholders will be notified if it is changed. In addition, under normal market conditions, at least 50% of the Fund’s assets will consist of debt or equity of securities of domestic and foreign companies involved to a substantial extent (i.e., at least 50% of the assets, gross income or net profits of a company is committed to or derived from) in the Utilities Industry. The Fund commenced investment operations on May 28, 2004. Gabelli Funds, LLC (the “Investment Adviser”) serves as investment adviser to the Fund.

This Statement of Additional Information (the “SAI”) does not constitute a prospectus, but should be read in conjunction with the Fund’s prospectus relating thereto dated              , 2012, and as it may be supplemented. This SAI does not include all information that a prospective investor should consider before investing in the Fund’s shares, and investors should obtain and read the Fund’s prospectus prior to purchasing such shares. A copy of the Fund’s Registration Statement, including the prospectus and any supplement, may be obtained from the Securities and Exchange Commission (the “SEC”) upon payment of the fee prescribed, or inspected at the SEC’s office or via its website (www.sec.gov) at no charge.

This Statement of Additional Information is dated              , 2012.

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THE FUND

The Fund was organized as a statutory trust in Delaware on March 8, 2004 and is a non-diversified, closed-end management investment company registered under the 1940 Act. The common shares of the Fund are listed on the NYSE MKT (formerly known as the NYSE Amex) under the symbol “GLU.”

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The objective of the Fund is to provide a consistent level of after-tax total return with an emphasis currently on tax-advantaged qualified dividend income. No assurance can be given that the Fund will achieve its investment objective. The Fund will attempt to achieve its investment objective by investing, under normal market conditions, at least 80% of its assets in (i) equity securities (including preferred securities) of domestic and foreign companies involved to a substantial extent (i.e., at least 50% of the assets, gross income or net profits of a company is committed to or derived from) in providing (a) products, services or equipment for the generation or distribution of electricity, gas or water and (b) infrastructure operations such as airports, toll roads and municipal services and telecommunications services such as telephone, telegraph, satellite, cable, microwave, radiotelephone, mobile communication and cellular, paging, electronic mail, videotext, voice communications, data communications and internet (collectively, the “Utilities Industry”) and (ii) in equity securities (including preferred securities) of companies in other industries, in each case in such securities that are expected to periodically pay dividends, which will in large part qualify under current tax law (through 2012) for U.S. federal income taxation at rates applicable to long-term capital gains, which currently are taxed at a maximum rate of 15% in the case of non-corporate taxpayers. (Such dividends are referred to in this SAI as “tax-advantaged qualified dividend income” or “qualifying dividends.”) The Fund’s 80% policy is not fundamental and shareholders will be notified if it is changed. In addition, under normal market conditions, at least 50% of the Fund’s assets will consist of debt or equity of securities of domestic and foreign companies involved to a substantial extent in the Utilities Industry. In making stock selections, the Fund’s Investment Adviser (as hereinafter defined) looks for companies that have proven dividend records and sound financial structures.

Additional Investment Policies.

Options.    The Fund may, from time to time, subject to guidelines of the Board of Trustees (the “Board”) and the limitations set forth in the Prospectus and applicable rating agency guidelines, purchase or sell, i.e., write, options on securities, securities indices and foreign currencies which are listed on a national securities exchange or in the OTC market, as a means of achieving additional return or of hedging the value of the Fund’s portfolio.

A call option is a contract that gives the holder of the option the right to buy from the writer of the call option, in return for a premium, the security or currency underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option has the obligation, upon exercise of the option, to deliver the underlying security or currency upon payment of the exercise price during the option period.

A put option is a contract that gives the holder of the option the right, in return for a premium, to sell to the seller the underlying security at a specified price. The seller of the put option has the obligation to buy the underlying security upon exercise at the exercise price.

A call option is “covered” if the Fund owns the underlying instrument covered by the call or has an absolute and immediate right to acquire that instrument without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other instruments held in its portfolio. A call option is also covered if the Fund holds a call on the same instrument as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written or (ii) greater than the exercise price of the call written if the difference is maintained by the Fund in cash, U.S. Government Obligations or other high-grade short-term obligations in a segregated account with its custodian. A put option is “covered” if the Fund maintains cash or other high grade short-term obligations with a value equal to the exercise price in a segregated account with its custodian, or else holds a put on the same instrument as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written.

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If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. However, once the Fund has been assigned an exercise notice, the Fund will be unable to effect a closing purchase transaction. Similarly, if the Fund is the holder of an option it may liquidate its position by effecting a closing sale transaction. This is accomplished by selling an option of the same series as the option previously purchased. There can be no assurance that either a closing purchase or sale transaction can be effected when the Fund so desires.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the repurchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security. Other principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price and price volatility of the underlying security and the time remaining until the expiration date. Gains and losses on investments in options depend, in part, on the ability of the Investment Adviser to predict correctly the effect of these factors. The use of options cannot serve as a complete hedge since the price movement of securities underlying the options will not necessarily follow the price movements of the portfolio securities subject to the hedge.

An option position may be closed out only on an exchange which provides a secondary market for an option of the same series or in a private transaction. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. In such event it might not be possible to effect closing transactions in particular options, so that the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities for the exercise of put options. If the Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or otherwise covers the position.

Options on Securities Indices.    The Fund may purchase and sell securities index options. One effect of such transactions may be to hedge all or part of the Fund’s securities holdings against a general decline in the securities market or a segment of the securities market. Options on securities indices are similar to options on stocks except that, rather than the right to take or make delivery of stock at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

The Fund’s successful use of options on indices depends upon its ability to predict the direction of the market and is subject to various additional risks. The correlation between movements in the index and the price of the securities being hedged against is imperfect and the risk from imperfect correlation increases as the composition of the Fund diverges from the composition of the relevant index. Accordingly, a decrease in the value of the securities being hedged against may not be wholly offset by a gain on the exercise or sale of a securities index put option held by the Fund.

Options on Foreign Currencies.    Instead of purchasing or selling currency futures (as described below), the Fund may attempt to accomplish similar objectives by purchasing put or call options on currencies or by writing put options or call options on currencies either on exchanges or in over-the-counter (“OTC”) markets. A put option gives the Fund the right to sell a currency at the exercise price until the option expires. A call option gives the Fund the right to purchase a currency at the exercise price until the option expires. Both types of options serve to insure against adverse currency price movements in the underlying portfolio assets designated in a given currency. The Fund’s use of options on currencies will be subject to the same limitations as its use of options on securities, described above and in the Prospectus. Currency options may be subject to position limits which may limit the ability of the Fund to fully hedge its positions by purchasing the options.

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As in the case of interest rate futures contracts and options thereon, described below, the Fund may hedge against the risk of a decrease or increase in the U.S. dollar value of a foreign currency denominated debt security which the Fund owns or intends to acquire by purchasing or selling options contracts, futures contracts or options thereon with respect to a foreign currency other than the foreign currency in which such debt security is denominated, where the values of such different currencies (vis-a-vis the U.S. dollar) historically have a high degree of positive correlation.

Futures Contracts and Options on Futures.    The Fund will not enter into futures contracts or options on futures contracts unless (i) the aggregate initial margins and premiums do not exceed 5% of the fair market value of its assets and (ii) the aggregate market value of its outstanding futures contracts and the market value of the currencies and futures contracts subject to outstanding options written by the Fund, as the case may be, do not exceed 50% of its total assets. It is anticipated that these investments, if any, will be made by the Fund solely for the purpose of hedging against changes in the value of its portfolio securities and in the value of securities it intends to purchase. Such investments will only be made if they are economically appropriate to the reduction of risks involved in the management of the Fund. In this regard, the Fund may enter into futures contracts or options on futures for the purchase or sale of securities indices or other financial instruments including but not limited to U.S. Government Obligations.

A “sale” of a futures contract (or a “short” futures position) means the assumption of a contractual obligation to deliver the securities underlying the contract at a specified price at a specified future time. A “purchase” of a futures contract (or a “long” futures position) means the assumption of a contractual obligation to acquire the securities underlying the contract at a specified price at a specified future time. Certain futures contracts, including stock and bond index futures, are settled on a net cash payment basis rather than by the sale and delivery of the securities underlying the futures contracts.

No consideration will be paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 1% to 10% of the contract amount (this amount is subject to change by the exchange or board of trade on which the contract is traded and brokers or members of such board of trade may charge a higher amount). This amount is known as the “initial margin” and is in the nature of a performance bond or good faith deposit on the contract. Subsequent payments, known as “variation margin,” to and from the broker will be made daily as the price of the index or security underlying the futures contract fluctuates. At any time prior to the expiration of the futures contract, the Fund may elect to close the position by taking an opposite position, which will operate to terminate its existing position in the contract.

An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time prior to the expiration of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account attributable to that contract, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option purchased is fixed at the point of sale, there are no daily cash payments by the purchaser to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net assets of the Fund.

Futures and options on futures entail certain risks, including but not limited to the following: no assurance that futures contracts or options on futures can be offset at favorable prices, possible reduction of the yield of the Fund due to the use of hedging, possible reduction in value of both the securities hedged and the hedging instrument, possible lack of liquidity due to daily limits on price fluctuations, imperfect correlation between the contracts and the securities being hedged, losses from investing in futures transactions that are potentially unlimited and the segregation requirements described below.

In the event the Fund sells a put option or enters into long futures contracts, under current interpretations of the 1940 Act, an amount of cash, U.S. Government Obligations or other liquid securities equal to the market value of the contract must be deposited and maintained in a segregated account with the custodian of the Fund to

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collateralize the positions, in order for the Fund to avoid being treated as having issued a senior security in the amount of its obligations. For short positions in futures contracts and sales of call options, the Fund may establish a segregated account (not with a futures commission merchant or broker) with cash, U.S. Government Obligations or other high grade debt securities that, when added to amounts deposited with a futures commission merchant or a broker as margin, equal the market value of the instruments or currency underlying the futures contracts or call options, respectively (but are no less than the stock price of the call option or the market price at which the short positions were established).

Interest Rate Futures Contracts and Options Thereon.    The Fund may purchase or sell interest rate futures contracts to take advantage of or to protect the Fund against fluctuations in interest rates affecting the value of debt securities which the Fund holds or intends to acquire. For example, if interest rates are expected to increase, the Fund might sell futures contracts on debt securities, the values of which historically have a high degree of positive correlation to the values of the Fund’s portfolio securities. Such a sale would have an effect similar to selling an equivalent value of the Fund’s portfolio securities. If interest rates increase, the value of the Fund’s portfolio securities will decline, but the value of the futures contracts to the Fund will increase at approximately an equivalent rate thereby keeping the net asset value of the Fund from declining as much as it otherwise would have. The Fund could accomplish similar results by selling debt securities with longer maturities and investing in debt securities with shorter maturities when interest rates are expected to increase. However, since the futures market may be more liquid than the cash market, the use of futures contracts as a risk management technique allows the Fund to maintain a defensive position without having to sell its portfolio securities.

Similarly, the Fund may purchase interest rate futures contracts when it is expected that interest rates may decline. The purchase of futures contracts for this purpose constitutes a hedge against increases in the price of debt securities (caused by declining interest rates) which the Fund intends to acquire. Since fluctuations in the value of appropriately selected futures contracts should approximate that of the debt securities that will be purchased, the Fund can take advantage of the anticipated rise in the cost of the debt securities without actually buying them. Subsequently, the Fund can make its intended purchase of the debt securities in the cash market and currently liquidate its futures position. To the extent the Fund enters into futures contracts for this purpose, it will maintain in a segregated asset account with the Fund’s custodian, assets sufficient to cover the Fund’s obligations with respect to such futures contracts, which will consist of cash or other liquid securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial margin deposited by the Fund with its custodian with respect to such futures contracts.

The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. Depending on the pricing of the option compared to either the price of the futures contract upon which it is based or the price of the underlying debt securities, it may or may not be less risky than ownership of the futures contract or underlying debt securities. As with the purchase of futures contracts, when the Fund is not fully invested it may purchase a call option on a futures contract to hedge against a market advance due to declining interest rates.

The purchase of a put option on a futures contract is similar to the purchase of protective put options on portfolio securities. The Fund will purchase a put option on a futures contract to hedge the Fund’s portfolio against the risk of rising interest rates and consequent reduction in the value of portfolio securities.

The writing of a call option on a futures contract constitutes a partial hedge against declining prices of the securities which are deliverable upon exercise of the futures contract. If the futures price at expiration of the option is below the exercise price, the Fund will retain the full amount of the option premium which provides a partial hedge against any decline that may have occurred in the Fund’s portfolio holdings. The writing of a put option on a futures contract constitutes a partial hedge against increasing prices of the securities that are deliverable upon exercise of the futures contract. If the futures price at expiration of the option is higher than the exercise price, the Fund will retain the full amount of the option premium, which provides a partial hedge against any increase in the price of debt securities that the Fund intends to purchase. If a put or call option the Fund has written is exercised, the Fund will incur a loss which will be reduced by the amount of the premium it received. Depending on the degree of correlation between changes in the value of its portfolio securities and changes in the value of its futures positions, the Fund’s losses from options on futures it has written may to some extent be reduced or increased by changes in the value of its portfolio securities.

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Currency Futures and Options Thereon.    Generally, foreign currency futures contracts and options thereon are similar to the interest rate futures contracts and options thereon discussed previously. By entering into currency futures and options thereon, the Fund will seek to establish the rate at which it will be entitled to exchange U.S. dollars for another currency at a future time. By selling currency futures, the Fund will seek to establish the number of dollars it will receive at delivery for a certain amount of a foreign currency. In this way, whenever the Fund anticipates a decline in the value of a foreign currency against the U.S. dollar, the Fund can attempt to “lock in” the U.S. dollar value of some or all of the securities held in its portfolio that are denominated in that currency. By purchasing currency futures, the Fund can establish the number of dollars it will be required to pay for a specified amount of a foreign currency in a future month. Thus, if the Fund intends to buy securities in the future and expects the U.S. dollar to decline against the relevant foreign currency during the period before the purchase is effected, the Fund can attempt to “lock in” the price in U.S. dollars of the securities it intends to acquire.

The purchase of options on currency futures will allow the Fund, for the price of the premium and related transaction costs it must pay for the option, to decide whether or not to buy (in the case of a call option) or to sell (in the case of a put option) a futures contract at a specified price at any time during the period before the option expires. If the Investment Adviser, in purchasing an option, has been correct in its judgment concerning the direction in which the price of a foreign currency would move as against the U.S. dollar, the Fund may exercise the option and thereby take a futures position to hedge against the risk it had correctly anticipated or close out the option position at a gain that will offset, to some extent, currency exchange losses otherwise suffered by the Fund. If exchange rates move in a way the Fund did not anticipate, however, the Fund will have incurred the expense of the option without obtaining the expected benefit; any such movement in exchange rates may also thereby reduce rather than enhance the Fund’s profits on its underlying securities transactions.

Securities Index Futures Contracts and Options Thereon.    Purchases or sales of securities index futures contracts are used for hedging purposes to attempt to protect the Fund’s current or intended investments from broad fluctuations in stock or bond prices. For example, the Fund may sell securities index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of the Fund’s securities portfolio that might otherwise result. If such decline occurs, the loss in value of portfolio securities may be offset, in whole or part, by gains on the futures position. When the Fund is not fully invested in the securities market and anticipates a significant market advance, it may purchase securities index futures contracts in order to gain rapid market exposure that may, in part or entirely, offset increases in the cost of securities that the Fund intends to purchase. As such purchases are made, the corresponding positions in securities index futures contracts will be closed out. The Fund may write put and call options on securities index futures contracts for hedging purposes.

Limitations on the Purchase and Sale of Futures Contracts and Options on Futures Contracts.    Subject to the guidelines of the Board, the Fund may engage in transactions in “commodity interest” transactions (generally, transactions in futures, certain options and certain types of swaps) hereon only for bona fide hedging, yield enhancement and risk management purposes, in each case in accordance with the rules and regulations of the CFTC.

A particular regulation of the CFTC upon which the Fund relies to avoid having its adviser register with the CFTC as a “commodity pool operator,” has recently been amended, and the amendments to this regulation are currently the subject of litigation. Depending on the resolution of this litigation, certain trading restrictions may be applicable to the Fund beginning January 1, 2012. These trading restrictions would permit the Fund to engage in commodity interest transactions that include (i) “bona fide hedging” transactions, as that term is defined and interpreted by the CFTC and its staff, without regard to the percentage of the Fund’s assets committed to margin and option premiums and (ii) non-bona fide hedging transactions, provided that the Fund not enter into such non-bona fide hedging transactions if, immediately thereafter, either (a) the sum of the amount of initial margin deposits on the Fund’s existing futures or swaps positions and option or swaption premiums would exceed 5% of the market value of the Fund’s liquidating value, after taking into account unrealized profits and unrealized losses on any such transactions, or (b) the aggregate net notional value of all of the Fund’s commodity interest transactions would not exceed 100% of the market value of the Fund’s liquidating value, after taking into account unrealized profits and unrealized losses on any such transactions. If the plaintiffs in this litigation are successful,

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the court may vacate the amendments to the particular CFTC regulation, which would mean that the Fund would not be subject to either of the trading restrictions discussed in (i) or (ii) of the preceding sentence.

In addition, investment in future contracts and related options generally will be limited by the rating agency guidelines applicable to any of the Fund’s outstanding senior securities.

Forward Currency Exchange Contracts.    Subject to guidelines of the Board, the Fund may enter into forward foreign currency exchange contracts to protect the value of its portfolio against uncertainty in the level of future currency exchange rates between a particular foreign currency and the U.S. dollar or between foreign currencies in which its securities are or may be denominated. The Fund may enter into such contracts on a spot, i.e., cash, basis at the rate then prevailing in the currency exchange market or on a forward basis, by entering into a forward contract to purchase or sell currency. A forward contract on foreign currency is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days agreed upon by the parties from the date of the contract at a price set on the date of the contract. Forward currency contracts (i) are traded in a market conducted directly between currency traders (typically, commercial banks or other financial institutions) and their customers, (ii) generally have no deposit requirements and (iii) are typically consummated without payment of any commissions. The Fund, however, may enter into forward currency contracts requiring deposits or involving the payment of commissions. To assure that its forward currency contracts are not used to achieve investment leverage, the Fund will segregate liquid assets consisting of cash, U.S. Government Obligations or other liquid securities with its custodian, or a designated sub-custodian, in an amount at all times equal to or exceeding its commitment with respect to the contracts.

The dealings of the Fund in forward foreign exchange are limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of one forward foreign currency for another currency with respect to specific receivables or payables of the Fund accruing in connection with the purchase and sale of its portfolio securities or its payment of dividends and distributions. Position hedging is the purchase or sale of one forward foreign currency for another currency with respect to portfolio security positions denominated or quoted in the foreign currency to offset the effect of an anticipated substantial appreciation or depreciation, respectively, in the value of the currency relative to the U.S. dollar. In this situation, the Fund also may, for example, enter into a forward contract to sell or purchase a different foreign currency for a fixed U.S. dollar amount where it is believed that the U.S. dollar value of the currency to be sold or bought pursuant to the forward contract will fall or rise, as the case may be, whenever there is a decline or increase, respectively, in the U.S. dollar value of the currency in which its portfolio securities are denominated (this practice being referred to as a “cross-hedge”).

In hedging a specific transaction, the Fund may enter into a forward contract with respect to either the currency in which the transaction is denominated or another currency deemed appropriate by the Investment Adviser. The amount the Fund may invest in forward currency contracts is limited to the amount of its aggregate investments in foreign currencies.

The use of forward currency contracts may involve certain risks, including the failure of the counterparty to perform its obligations under the contract, and such use may not serve as a complete hedge because of an imperfect correlation between movements in the prices of the contracts and the prices of the currencies hedged or used for cover. The Fund will only enter into forward currency contracts with parties which it believes to be creditworthy institutions.

Special Risk Considerations Relating to Futures and Options Thereon.    The Fund’s ability to establish and close out positions in futures contracts and options thereon will be subject to the development and maintenance of liquid markets. Although the Fund generally will purchase or sell only those futures contracts and options thereon for which there appears to be a liquid market, there is no assurance that a liquid market on an exchange will exist for any particular futures contract or option thereon at any particular time. In the event no liquid market exists for a particular futures contract or option thereon in which the Fund maintains a position, it will not be possible to effect a closing transaction in that contract or to do so at a satisfactory price and the Fund would have to either make or take delivery under the futures contract or, in the case of a written option, wait to sell the underlying securities until the option expires or is exercised or, in the case of a purchased option, exercise the option. In the case of a futures contract or an option thereon which the Fund has written and which the Fund is unable to

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close, the Fund would be required to maintain margin deposits on the futures contract or option thereon and to make variation margin payments until the contract is closed.

Successful use of futures contracts and options thereon and forward contracts by the Fund is subject to the ability of the Investment Adviser to predict correctly movements in the direction of interest and foreign currency rates. If the Investment Adviser’s expectations are not met, the Fund will be in a worse position than if a hedging strategy had not been pursued. For example, if the Fund has hedged against the possibility of an increase in interest rates that would adversely affect the price of securities in its portfolio and the price of such securities increases instead, the Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet the requirements. These sales may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it is disadvantageous to do so.

Additional Risks of Foreign Options, Futures Contracts, Options on Futures Contracts and Forward Contracts. Options, futures contracts and options thereon and forward contracts on securities and currencies may be traded on foreign exchanges. Such transactions may not be regulated as effectively as similar transactions in the United States, may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities. The value of such positions also could be adversely affected by (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the U.S. of data on which to make trading decisions, (iii) delays in the Fund’s ability to act upon economic events occurring in the foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (v) lesser trading volume.

Exchanges on which options, futures and options on futures are traded may impose limits on the positions that the Fund may take in certain circumstances.

Risks of Currency Transactions.    Currency transactions are also subject to risks different from those of other portfolio transactions. Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be adversely affected by government exchange controls, limitations or restrictions on repatriation of currency, and manipulation, or exchange restrictions imposed by governments. These forms of governmental action can result in losses to the Fund if it is unable to deliver or receive currency or monies in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs.

Repurchase Agreements.    The Fund may enter into repurchase agreements as set forth in the Prospectus. A repurchase agreement is an instrument under which the purchaser, i.e., the Fund, acquires a debt security and the seller agrees, at the time of the sale, to repurchase the obligation at a mutually agreed upon time and price, thereby determining the yield during the purchaser’s holding period. This results in a fixed rate of return insulated from market fluctuations during such period. The underlying securities are ordinarily U.S. Treasury or other government obligations or high quality money market instruments. The Fund will require that the value of such underlying securities, together with any other collateral held by the Fund, always equals or exceeds the amount of the repurchase obligations of the counter party. The Fund’s risk is primarily that, if the seller defaults, the proceeds from the disposition of the underlying securities and other collateral for the seller’s obligation are less than the repurchase price. If the seller becomes insolvent, the Fund might be delayed in or prevented from selling the collateral. In the event of a default or bankruptcy by a seller, the Fund will promptly seek to liquidate the collateral. To the extent that the proceeds from any sale of such collateral upon a default in the obligation to repurchase are less than the repurchase price, the Fund will experience a loss.

If the financial institution which is a party to the repurchase agreement petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund would suffer a loss.

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Loans of Portfolio Securities.    Consistent with applicable regulatory requirements and the Fund’s investment restrictions, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described below), and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are at least equal to the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earns interest on the cash amounts deposited as collateral, which will be invested in short-term obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale. The Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements and no loan will cause the value of all loaned securities to exceed 20% of the value of the Fund’s total assets. The Fund’s ability to lend portfolio securities will be limited by the rating agency guidelines applicable to any of the Fund’s outstanding senior securities.

A loan may generally be terminated by the borrower on one business day notice, or by the Fund on five business days notice. If the borrower fails to deliver the loaned securities within five days after receipt of notice, the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will only be made to firms deemed by the Fund’s management to be creditworthy and when the income which can be earned from such loans justifies the attendant risks. The Board will oversee the creditworthiness of the contracting parties on an ongoing basis. Upon termination of the loan, the borrower is required to return the securities to the Fund. Any gain or loss in the market price during the loan period would inure to the Fund. The risks associated with loans of portfolio securities are substantially similar to those associated with repurchase agreements. Thus, if the counter party to the loan petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund would suffer a loss. When voting or consent rights which accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Fund’s investment in such loaned securities. The Fund will pay reasonable finder’s, administrative and custodial fees in connection with a loan of its securities.

When Issued, Delayed Delivery Securities and Forward Commitments.    The Fund may enter into forward commitments for the purchase or sale of securities, including on a “when issued” or “delayed delivery” basis, in excess of customary settlement periods for the type of security involved. In some cases, a forward commitment may be conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, corporate reorganization or debt restructuring, i.e., a when, as and if issued security. When such transactions are negotiated, the price is fixed at the time of the commitment, with payment and delivery taking place in the future, generally a month or more after the date of the commitment. While it will only enter into a forward commitment with the intention of actually acquiring the security, the Fund may sell the security before the settlement date if it is deemed advisable.

Securities purchased under a forward commitment are subject to market fluctuation, and no interest (or dividends) accrues to the Fund prior to the settlement date. The Fund will segregate with its custodian cash or liquid high-grade debt securities or set aside assets on the accounting records in an aggregate amount at least equal to the amount of its outstanding forward commitments.

INVESTMENT RESTRICTIONS

The Fund operates under the following restrictions that constitute fundamental policies that, except as otherwise noted, cannot be changed without the affirmative vote of the holders of a majority of the outstanding voting securities of the Fund voting together as a single class. In the event the Fund were to issue any preferred shares, the approval of a majority of such shares voting as a separate class would also be required. Such majority vote requires the lesser of (i) 67% of the Fund’s applicable shares represented at a meeting at which more than 50% of

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the applicable shares outstanding are represented, whether in person or by proxy, or (ii) more than 50% of the Fund’s applicable shares outstanding. Except as otherwise noted, all percentage limitations set forth below apply after a purchase or initial investment and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. The Fund may not:

(1)  invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry. This restriction does not apply to investments in U.S. government securities and investments in the Utilities Industry;

(2)  purchase commodities or commodity contracts if such purchase would result in regulation of the Fund as a commodity pool operator;

(3)  purchase or sell real estate, provided the Fund may invest in securities and other instruments secured by real estate or interests therein or issued by companies that invest in real estate or interests therein;

(4)  make loans of money or other property, except that (i) the Fund may acquire debt obligations of any type (including through extensions of credit), enter into repurchase agreements and lend portfolio assets and (ii) the Fund may lend money or other property to other investment companies advised by the Investment Adviser pursuant to a common lending program to the extent permitted by applicable law;

(5)  borrow money, except to the extent permitted by applicable law;

(6)  issue senior securities, except to the extent permitted by applicable law; or

(7)  underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under applicable law in selling portfolio securities; provided, however, this restriction shall not apply to securities of any investment company organized by the Fund that are to be distributed pro rata as a dividend to its shareholders.

In addition, it is a fundamental policy of the Fund to invest 25% or more of its assets in the Utilities Industry.

Unless specifically stated as such, no policy of the Fund is fundamental and may be changed by the Board without shareholder approval.

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MANAGEMENT OF THE FUND

Trustees and Officers

The business and affairs of the Fund are managed under the direction of its Board, and the day-to-day operations are conducted through or under the direction of its officers.

The names and business addresses of the Trustees and principal officers of the Fund are set forth in the following table, together with their positions and their principal occupations during the past five years and, in the case of the Trustees, their positions with certain other organizations and companies. Trustees who are “interested persons” of the Fund, as defined by the 1940 Act, are listed under the caption “Interested Trustee.”

Trustees

Name, Position(s) Address(1) and Age	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past Five Years	Other Directorships Held by Trustee During Past Five Years	Number of Portfolios to Fund Complex(3) Overseen by Trustee
INTERESTED TRUSTEE(4):
Salvatore M. Salibello Trustee Age: 66	Since 2004(*)	Certified Public Accountant and former Managing Partner of the certified public accounting firm of Salibello & Broder LLP (1978-2011)	Director Kid Brands. Inc. (group of companies in infant and juvenile products) and until September 2007. Director of Brooklyn Federal Bank Corp., Inc. (independent community bank)	3
INDEPENDENT TRUSTEES(5)
Anthony J. Colavita(6) Trustee Age: 76	Since 2004(**)	President of the law firm of Anthony J. Colavita, P.C.	—	35
James P. Conn Trustee Age: 74	Since 2004(*)	Former Managing Director and Chief Investment Officer of Financial Security Assurance Holdings, Ltd. (insurance holding company) (1992-1998)	Director of First Republic Bank (banking) through January 2008 and Director of La Quinta Corp. (hotels) through January 2006	19
Mario d’Urso Trustee Age: 71	Since 2004(***)	Chairman of Mittel Capital Markets S.p.A. (2001 -2008); Senator in the Italian Parliament (1996-2001)	—	5
Vincent D. Enright Trustee Age: 68	Since 2004(***)	Former Senior Vice President and Chief Financial Officer of Key Span Corp. (public utility) (1994-1998)	Director of Echo Therapeutics, Inc (therapeutics and diagnostics); Director of LGL Group. Inc. (diversified manufacturing); and until September 2006, Director of Aphton Corporation (pharmaceuticals)	17

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Name, Position(s) Address(1) and Age	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past Five Years	Other Directorships Held by Trustee During Past Five Years	Number of Portfolios to Fund Complex(3) Overseen by Trustee
Michael J. Melarkey Trustee Age: 62	Since 2004(***)	Partner in the law firm of Avansino, Melarkey. Knobel. Mulligan & McKenzie	Director of Southwest Gas Corporation (natural gas utility)	5
Salvatore J. Zizza Trustee Age: 66	Since 2004(**)	Chairman of Zizza & Associates Corp. (financial consulting) since 1978; Chairman of Metropolitan Paper Recycling, Inc. (recycling) since 2006: Chairman of BAM Inc. (manufacturing) since 2000: Chairman of E-Corp English (business services) since 2009	Non-Executive Chairman and Director of Harbor BioSciences. Inc. (biotechnology); Vice Chairman and Director of Trans-Lux Corporation (business services); Chairman and Chief Executive Officer of General Employment Enterprises, Inc. (staffing); Director of Bion Environmental Technologies (technology) 2005-2008; Director of Earl Schieb Inc. (automotive painting) through April 2009	29

OFFICERS:

Name, Position(s) Address(1) and Age	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past Five Years
Bruce N. Alert President; Acting Chief Compliance Officer Age: 60	Since 2004; Since November 2011	Executive Vice President and Chief Operating Officer of Gabelli Funds, LLC since 1988; Officer of all of the registered investment companies in the Gabelli/GAMCO Funds Complex; Director of Teton Advisors, Inc. since 1998: Chairman of Teton Advisors. Inc. 2008-2010: President of Teton Advisors. Inc. 1998-2008; Senior Vice President of GAMCO Investors. Inc. since 2008
Agnes Mullady Treasurer and Secretary Age: 54	Since 2006	President and Chief Operating Officer of the Open-End Fund Division of Gabelli Funds, LLC since 2010; Senior Vice President of GAMCO Investors. Inc. since 2009: Vice President of Gabelli Funds, LLC since 2007: Officer of all of the registered investment companies in the Gabelli/GAMCO Funds Complex
David I. Schachter Vice President Age: 58	Since 2004	Vice President and/or Ombudsman of closed-end funds within the Gabelli/GAMCO Funds Complex: Vice President of Gabelli & Company. Inc. since 1999
Adam E. Tokar Vice President and Ombudsman Age: 32	Since 2011	Vice President and Ombudsman of the Fund; Vice President of The Gabelli Healthcare and Wellness* Trust since 2011; Assistant Vice President and Ombudsman of The Gabelli Healthcare & Wellness** Trust 2007-2010

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(1)	Address: One Corporate Center, Rye. NY 10580-1422.

(2)	The Fund’s Board of Trustees is divided into three classes, each class having a term of three years. Each year the term of office of one class expires and the successor or successors elected in such class serve for a three year term.

(3)	The “Fund Complex” or the “Gabelli/GAMCO Funds Complex” includes all the registered Funds that are considered part of the same fund complex as the Fund because they have common or affiliated investment advisers.

(4)	“Interested person” of the Fund as defined in the 1940 Act. Mr. Salibello may be considered to be an “interested person” of the Fund as a result of being a partner in an accounting firm that provides professional services to affiliates of the Adviser.

(5)	Trustees who are not considered to be “interested persons” of the Fund as defined in the 1940 Act are considered to be “Independent” Trustees. None of the Independent Trustees (with the possible exception of Mr. Colavita, as described in footnote 6 below) nor their family members had any interest in the Adviser or any person directly or indirectly controlling, controlled by, or under common control with the Adviser as of December 31, 2011.

(6)	Mr. Colavita beneficially owns less than 1% of the stock of the LGL Group. Inc.. having a value of $9,778 as of December 31, 2011 LGL Group, Inc. may be deemed to be controlled by Mario J. Gabelli and in that event would be deemed to be under common control with the Fund’s Investment Adviser.

(7)	Each officer will hold office for an indefinite term until the date he or she resigns or retires or until his or her successor is duly elected and qualifies.

(*)	Term continues until the Fund’s 2015 Annual Meeting of Shareholders and until his successor is duly elected and qualifies.

(**)	Term continues until the Fund’s 2014 Annual Meeting of Shareholders and until his successor is duly elected and qualifies.

(***)	Term continues until the Fund’s 2013 Annual Meeting of Shareholders and until his successor is duly elected and qualifies.

The Board believes that each Trustee’s experience, qualifications, attributes, or skills on an individual basis and in combination with those of other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes or skills common to all Trustees are their ability to review critically and to evaluate, question, and discuss information provided to them, to interact effectively with the other Trustees, the Adviser, the sub-administrator, other service providers, counsel, and the Fund’s independent registered public accounting firm, and to exercise effective and independent business judgment in the performance of their duties as Trustees. Each Trustee’s ability to perform his/her duties effectively has been attained in large part through the Trustee’s business, consulting or public service positions and through experience from service as a member of the Board and one or more of the other funds in the Fund Complex, public companies, or non-profit entities or other organizations as set forth above and below. Each Trustee’s ability to perform his/her duties effectively also has been enhanced by his education, professional training, and other experience.

Anthony J. Colavita. Esq. Mr. Colavita is a practicing attorney with over fifty years of experience, including the field of business law. He is the Chair of the Fund’s ad hoc Proxy Voting Committee and a member of the Fund’s Audit and Nominating Committees.    Mr. Colavita also serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. Mr. Colavita also serves as a Trustee of a charitable remainder unitrust. He served as a Commissioner of the New York State Thruway Authority and as a Commissioner of the New York State Bridge Authority. He served for ten years as the elected Supervisor of the Town of Eastchester, New York, responsible for ten annual municipal budgets of approximately eight million dollars annually. Mr. Colavita also served as Special Counsel to the New York State Assembly for five years and as a Senior Attorney with the New York State Insurance Department. He is the former Chairman of the

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Westchester County Republican Party and the New York State Republican Party. Mr. Colavita received his Bachelor of Arts from Fairfieid University and his Juris Doctor from Fordham University School of Law.

James P. Conn. Mr. Conn is the lead Independent Trustee of the Fund, a member of the Fund’s ad hoc Proxy Voting Committee, and a member of the Fund’s ad hoc Pricing Committee. He also serves on comparable or other board committees for other funds in the Fund Complex on whose boards he sits. He was a senior business executive of an insurance holding company for much of his career, including service as Chief Investment Officer. Mr. Conn has been a director of several public companies in banking and other industries, and was lead Director and/or Chair of various committees. He received his Bachelor of Science in Business Administration from Santa Clara University.

Mario d’Urso. Mr. d’Urso is a former Senator and Undersecretary of Commerce in the Italian government. He is a board member of other funds in the Fund Complex. He is former Chairman of Mittel Capital Markets, S.p.A., a boutique investment bank headquartered in Italy, and former Partner and Managing Director at investment banks, Kuhn Loeb & Co. and Shearson Lehman Brothers Co. He previously served as President of the Italy Fund, a closed-end fund investing mainly in Italian listed and non-listed companies. Mr. d’Urso received his Masters Degree in Comparative Law from George Washington University and was formerly a practicing attorney in Italy.

Vincent D. Enright. Mr. Enright was a senior executive and Chief Financial Officer (“CFO”) of an energy public utility for four years. In accordance with his experience as a CFO, he is Chair of the Fund’s Audit Committee and has been designated the Fund’s Audit Committee Financial Expert. Mr. Enright is also Chair of the Fund’s Nominating Committee, a member of the Fund’s ad hoc Proxy Voting Committee, a member of both multi-fund ad hoc Compensation Committees and serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. Mr. Enright is also a Director of a therapeutic and diagnostic company and serves as Chairman of its compensation committee and as a member of its audit committee. He is a former Director of a pharmaceutical company. Mr. Enright received his Bachelor of Science from Fordham University and completed the Advanced Management Program at Harvard University.

Michael J. Melarkey, Esq. Mr. Melarkey is a practicing attorney specializing in business, estate planning, and gaming regulatory work with over thirty-five years of experience. Mr. Melarkey is a member of one of the multi-fund ad hoc Compensation Committees. He also serves on other board committees with respect to other funds in the Fund Complex on whose boards he sits. He is currently a Director of a natural gas utility company and chairs its nominating and corporate governance committee. Mr. Melarkey acts as a Trustee and officer for several private charitable organizations. He is an owner of two northern Nevada casinos and an officer of a private oil and gas company. Mr. Melarkey received his Bachelor of Arts from the University of Nevada, Reno, his Juris Doctor from the University of San Francisco School of Law, and his Masters of Law in Taxation from New York University School of Law.

Salvatore M. Salibello. Mr. Salibello is a Certified Public Accountant and was a Managing Partner of a certified independent registered public accounting firm with over forty years of experience in public accounting. He is a member of the board of other funds in the Fund Complex. He is currently a director of Kids Brands. Inc., a New York Stock Exchange (“NYSE”)-listed group of companies in infant and juvenile products, and chairs its audit committee. Mr. Salibello was formerly a director of an independent community bank and chaired its audit committee. Mr. Salibello received his Bachelor of Business Administration in Accounting from St. Francis College and his Masters in Business Administration in Finance from Long Island University.

Salvatore J. Zizza. Mr. Zizza is the Chairman of a financial consulting firm. He also serves as Chairman to other companies involved in manufacturing, recycling, and real estate, Mr. Zizza is a member of the Fund’s Audit and Nominating Committees, the Fund’s ad hoc Pricing Committee, and both multi-fund ad hoc Compensation Committees. He serves on comparable or other board committees, including as lead independent director/trustee, with respect to other funds in the Fund Complex on whose boards he sits. In addition to serving on the boards of other funds within the Fund Complex, he is currently a director of three other public companies and previously served on the boards of several other public companies. He also served as the Chief Executive of a large NYSE-listed construction company. Mr. Zizza received his Bachelor of Arts and his Master of Business Administration in Finance from St. John’s University, which awarded him an Honorary Doctorate in Commercial Sciences.

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Trustees—Leadership Structure and Oversight Responsibilities

Overall responsibility for general oversight of the Fund rests with the Board. The Board does not have a Chairman. The Board has appointed Mr. Conn as the lead Independent Trustee. The lead Independent Trustee presides over executive sessions of the Trustees and also serves between meetings of the Board as a liaison with service providers, officers, counsel, and other Trustees on a wide variety of matters including scheduling agenda items for Board meetings. Designation as such does not impose on the lead Independent Trustee any obligations or standards greater than or different from other Trustees. The Board has established a Nominating Committee and an Audit Committee to assist the Board in the oversight of the management and affairs of the Fund. The Board also has an ad hoc Proxy Voting Committee that exercises beneficial ownership responsibilities on behalf of the Fund in selected situations. From time to time, the Board establishes additional committees or informal working groups, such as an ad hoc Pricing Committee related to securities offerings by the Fund to address specific matters, or assigns one of its members to work with trustees or directors of other funds in the Fund Complex on special committees or working groups that address complex-wide matters, such as the multi-fund ad hoc Compensation Committee relating to compensation of the Chief Compliance Officer for all the funds in the Fund Complex, and a separate multi-fund ad hoc Compensation Committee relating to compensation of certain other officers of the closed-end funds in the Fund Complex.

All of the Fund’s Trustees other than Mr. Salibello are Independent Trustees, and the Board believes it is able to provide effective oversight of the Fund’s service providers. In addition to providing feedback and direction during Board meetings, the Trustees meet regularly in executive session and chair all committees of the Board.

The Fund’s operations entail a variety of risks, including investment, administration, valuation, and a range of compliance matters. Although the Adviser, the sub-administrator, and the officers of the Fund are responsible for managing these risks on a day-to-day basis within the framework of their established risk management functions, the Board also addresses risk management of the Fund through its meetings and those of the committees and working groups. As part of its general oversight, the Board reviews with the Adviser at Board meetings the levels and types of risks being undertaken by the Fund, and the Audit Committee discusses the Fund’s risk management and controls with the independent registered public accounting firm engaged by the Fund. The Board reviews valuation policies and procedures and the valuations of specific illiquid securities. The Board also receives periodic reports from the Fund’s Chief Compliance Officer regarding compliance matters relating to the Fund and its major service providers, including results of the implementation and testing of the Fund’s and such providers’ compliance programs. The Board’s oversight function is facilitated by management reporting processes designed to provide visibility to the Board regarding the identification, assessment, and management of critical risks, and the controls and policies and procedures used to mitigate those risks. The Board reviews its role in supervising the Fund’s risk management from time to time and may make changes at its discretion at any time.

Beneficial Ownership of Shares Held in the Fund and the Fund Complex for Each Trustee

Set forth in the table below is the dollar range of equity securities in the Fund beneficially owned by each Trustee and the aggregate dollar range of equity securities in the Fund complex beneficially owned by each Trustee.

Name of Trustee	Dollar Range of Equity Securities Held in the Fund(*)(1)	Aggregate Dollar Range of Equity Securities Held in Fund Complex(*)(1)(2)

Interested Trustee:
Salvatore M. Salibello	A	E

Independent Trustees:
Anthony J. Colavita	C	E
James P. Conn	E	E
Mario d’Urso	A	E
Vincent D. Enright	B	E
Michael J. Melarkey	C	E
Salvatore J. Zizza	A	E

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(*)	Key to Dollar Ranges

A. None

B. $1—$10,000

C. $10,001—$50,000

D. $50,001—$100,000

E. Over $100,000

All shares were valued as of December 31, 2011

(1)	This information has been furnished by each Trustee as of December 31, 2011. “Beneficial Ownership” is determined in accordance with Section 16a-1(a)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”).

(2)	The “Fund Complex” includes all the funds that are considered part of the same fund complex as the Fund because they have common or affiliated investment advisers.

The Trustees serving on the Fund’s Nominating Committee are Messrs. Colavita, Enright and Zizza. The Nominating Committee is responsible for recommending qualified candidates to the Board in the event that a position is vacated or created. The Nominating Committee would consider recommendations by shareholders if a vacancy were to exist. Such recommendations should be forwarded to the Secretary of the Fund. The Fund does not have a standing compensation committee. The Nominating Committee met once during the year ended December 31, 2011.

Anthony J. Colavita, Vincent D. Enright and Salvatore J. Zizza, who are not “interested persons” of the Fund as defined in the 1940 Act, serve on the Fund’s Audit Committee. The Audit Committee is generally responsible for reviewing and evaluating issues related to the accounting and financial reporting policies and internal controls of the Fund and, as appropriate, the internal controls of certain service providers, overseeing the quality and objectivity of the Fund’s financial statements and the audit thereof and to act as a liaison between the Board and the Fund’s independent registered public accounting firm. The Audit Committee met three times during the year ended December 31, 2011.

Remuneration of Trustees and Officers

The Fund pays each Independent Trustee an annual retainer of $3,000 plus $1,000 for each Board meeting attended. Each Trustee is reimbursed by the Fund for any out-of-pocket expenses incurred in attending meetings. All Board committee members receive $500 per meeting attended, the Audit Committee Chairman receives an annual fee of $3,000, the Nominating Committee Chairman receives an annual fee of $2,000, and the lead Independent Trustee receives an annual fee of $1,000. A Trustee may receive a single meeting fee, allocated among the participating funds, for participation in certain meetings on behalf of multiple funds. The aggregate remuneration (excluding out-of-pocket expenses) paid by the Fund to such Trustees during the fiscal year ended December 31, 2011 amounted to $59,739. During the fiscal year ended December 31, 2011, the Trustees of the Fund met five times, four of which were regular quarterly Board meetings, and one of which was a special joint meeting of the Board of Trustees of the Fund and the Boards of all of the funds in the Fund Complex. Each Trustee then serving in such capacity attended at least 75% of the meetings of Trustees and of any Committee of which he is a member.

The following table shows the compensation that the Trustees earned in their capacity as Trustees during the year ended December 31, 2010. The table also shows, for the year ended December 31, 2010, the compensation Trustees earned in their capacity as Directors/Trustees for other funds in the Gabelli Fund Complex.

The following table sets forth certain information regarding the compensation of the Trustees by the Fund and officers, if any, who were compensated by the Fund rather than the Adviser, for the year ended December 31, 2011.

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COMPENSATION TABLE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Name of Person and Position	Aggregate Compensation from the Fund	Aggregate Compensation from the Fund and Fund Complex Paid to Trustees*
INTERESTED TRUSTEE:
Salvatore M. Salibello	$7,167	$51,250	(3)
INDEPENDENT TRUSTEES:
Anthony J. Colavita	$8,563	$366,250	(34)
James P. Conn	$8,071	$207,750	(18)
Mario d’Urso	$7,125	$74,000	(5)
Vincent D. Enright	$13,625	$191,250	(16)
Michael J. Melarkey	$6,625	$70,000	(5)
Salvatore J. Zizza	$8,563	$299,250	(28)

*	Represents the total compensation paid to such persons during the fiscal year ended December 31, 2011 by investment companies (including the Fund) or portfolios thereof that are considered part of the Fund Complex. The number in parentheses represents the number of such investment companies and portfolios.

Limitation of Trustees’ and Officers’ Liability

The Governing Documents of the Fund provide that the Fund will indemnify its Trustees and officers and may indemnify its employees or agents against liabilities and expenses incurred in connection with litigation in which they may be involved because of their positions with the Fund, to the fullest extent permitted by law. However, nothing in the Governing Documents protects or indemnifies a Trustee, officer, employee or agent of the Fund against any liability to which such person would otherwise be subject in the event of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her position.

Investment Advisory and Administrative Arrangements

The Investment Adviser is a New York limited liability company which serves as an investment adviser to sixteen open-end and ten closed-end registered management investment companies and a Luxembourg SICAV with combined aggregate net assets in excess of $20.4 billion as of June 30, 2012. The Investment Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended Mr. Mario J. Gabelli may be deemed a “controlling person” of the Investment Adviser on the basis of his controlling interest in GBL, the parent company of the Investment Adviser. The Investment Adviser has several affiliates that provide investment advisory services: GAMCO, a wholly owned subsidiary of GBL, acts as investment adviser for individuals, pension trusts, profit-sharing trusts and endowments, and as sub-adviser to certain third party investment funds, which include registered investment companies, and had assets under management of approximately of $14.4 billion as of June 30, 2012; Teton Advisors, Inc., an affiliate of the Investment Adviser with assets under management of approximately $836 million as of June 30, 2012, acts as investment adviser to The TETON Westwood Funds and separately managed accounts; Gabelli Securities, Inc., a majority owned subsidiary of GBL, acts as investment adviser to certain alternative investment products, consisting primarily of risk arbitrage and merchant banking limited partnerships and offshore companies, with assets under agement of approximately $781 million as of June 30, 2012; and Gabelli Fixed Income LLC, an indirect wholly owned subsidiary of GBL, acts as investment adviser for separate accounts having assets under management of approximately $63 million as of June 30, 2012. Teton Advisors, Inc. was spun off by GBL in March 2009 and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, Inc., the principal shareholder of Teton Advisors, Inc. as of June 30, 2012.

Affiliates of the Investment Adviser may, in the ordinary course of their business, acquire for their own account or for the accounts of their investment advisory clients, significant (and possibly controlling) positions in

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the securities of companies that may also be suitable for investment by the Fund. The securities in which the Fund might invest may thereby be limited to some extent. For instance, many companies in the past several years have adopted so-called “poison pill” or other defensive measures designed to discourage or prevent the completion of non-negotiated offers for control of the company. Such defensive measures may have the effect of limiting the shares of the company which might otherwise be acquired by the Fund if the affiliates of the Investment Adviser or their investment advisory accounts have or acquire a significant position in the same securities. However, the Investment Adviser does not believe that the investment activities of its affiliates will have a material adverse effect upon the Fund in seeking to achieve its investment objective. Securities purchased or sold pursuant to contemporaneous orders entered on behalf of the investment company accounts of the Investment Adviser or the investment advisory accounts managed by its affiliates for their unaffiliated clients are allocated pursuant to principles believed to be fair and not disadvantageous to any such accounts. In addition, all such orders are accorded priority of execution over orders entered on behalf of accounts in which the Investment Adviser or its affiliates have a substantial pecuniary interest. The Investment Adviser may on occasion give advice or take action with respect to other clients that differs from the actions taken with respect to the Fund. The Fund may invest in the securities of companies which are investment management clients of GAMCO Investors Inc. In addition, portfolio companies or their officers or directors may be minority shareholders of the Investment Adviser or its affiliates.

The Investment Adviser is a wholly-owned subsidiary of GAMCO Investors, Inc., a New York corporation, whose Class A Common Stock is traded on the New York Stock Exchange under the symbol “GBL.” Mr. Mario J. Gabelli may be deemed a “controlling person” of the Investment Adviser on the basis of his ownership of a majority of the stock and voting power of GGCP, Inc., which owns a majority of the capital stock and voting power of GAMCO Investors, Inc.

Under the terms of the Investment Advisory Agreement, the Investment Adviser manages the portfolio of the Fund in accordance with its stated investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and manages its other business and affairs, all subject to the supervision and direction of the Fund’s Board. In addition, under the Investment Advisory Agreement, the Investment Adviser oversees the administration of all aspects of the Fund’s business and affairs and provides, or arranges for others to provide, at the Investment Adviser’s expense, certain enumerated services, including maintaining the Fund’s books and records, preparing reports to the Fund’s shareholders and supervising the calculation of the net asset value of its shares. All expenses of computing the net asset value of the Fund, including any equipment or services obtained solely for the purpose of pricing shares or valuing its investment portfolio, will be an expense of the Fund under its Investment Advisory Agreement.

The Investment Advisory Agreement combines investment advisory and administrative responsibilities in one agreement. For services rendered by the Investment Adviser on behalf of the Fund under the Investment Advisory Agreement, the Fund pays the Investment Adviser a fee computed daily and paid monthly at the annual rate of 0.50% of the average weekly total assets of the Fund (which includes for this purpose assets attributable to outstanding senior securities, if any, with no deduction for the liquidation preference or principal amount, as applicable).

The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Investment Adviser is not liable for any error or judgment or mistake of law or for any loss suffered by the Fund. As part of the Investment Advisory Agreement, the Fund has agreed that the name “Gabelli” is the Investment Adviser’s property, and that in the event the Investment Adviser ceases to act as an investment adviser to the Fund, the Fund will change its name to one not including “Gabelli.”

Pursuant to its terms, the Investment Advisory Agreement will remain in effect with respect to the Fund until the second anniversary of sole shareholder approval of such Agreement, and from year to year thereafter if approved annually (i) by the Fund’s Board or by the holders of a majority of its outstanding voting securities and (ii) by a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of any party to the Investment Advisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval.

The Investment Advisory Agreement was approved by the Fund’s Board at a meeting in person of the Board held on May 16, 2012, including a majority of the Trustees who are not parties to the agreement or interested persons of any such party (as such term is defined in the 1940 Act).

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The Investment Advisory Agreement terminates automatically on its assignment and may be terminated without penalty on 60 days written notice at the option of either party thereto or by a vote of a majority (as defined in the 1940 Act) of the Fund’s outstanding shares.

Portfolio Manager Information

Other Accounts Managed

The information below lists other accounts for which each portfolio manager was primarily responsible for the day-to-day management during the year ended December 31, 2011.

Name of Portfolio Manager or Team Member	Type of Accounts	Total # of Accounts Managed	Total Assets	# of Accounts Managed with Advisory Fee Based on Performance	Total Assets with Advisory Fee Based on Performance
Mario J. Gabelli	Registered Investment Companies:	26	$18 billion	8	$4.2 billion
	Other Pooled Investment Vehicles:	16	$604.9 million	13	$551.7 million
	Other Accounts:	1,766	$13.4 billion	9	$1.4 billion

Ownership of Shares in the Fund

As of December 31, 2011, the portfolio manager of the Fund owns the following amounts of equity securities of the Fund.

Name	Dollar Range of Equity Securities Held in Fund

Mario J. Gabelli	over $1,000,000

Potential Conflicts of Interest

Actual or apparent conflicts of interest may arise when the portfolio manager also has day-to-day management responsibilities with respect to one or more other accounts. These potential conflicts include:

Allocation of Limited Time and Attention.    Because the portfolio manager manages many accounts, he may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of those accounts as if he were to devote substantially more attention to the management of only a few accounts.

Allocation of Limited Investment Opportunities.    If the portfolio manager identifies an investment opportunity that may be suitable for multiple accounts, the Fund may not be able to take full advantage of that opportunity because the opportunity may need to be allocated among all or many of these accounts or other accounts primarily managed by other portfolio managers of the Investment Adviser and its affiliates.

Pursuit of Differing Strategies.    At times, the portfolio manager may determine that an investment opportunity may be appropriate for only some of the accounts for which he exercises investment responsibility, or may decide that certain of the accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may execute differing or opposite transactions for one or more accounts which may affect the market price of the security or the execution of the transactions, or both, to the detriment of one or more of his accounts.

Selection of Broker/Dealers.    Portfolio managers may be able to select or influence the selection of the brokers and dealers that are used to execute securities transactions for the funds or accounts that they supervise. In addition to providing execution of trades, some brokers and dealers provide portfolio managers with brokerage and research services which may result in the payment of higher brokerage fees than might otherwise be available. These services may be more beneficial to certain funds or accounts than to others. Although the payment of brokerage commissions is subject to the requirement that the portfolio manager determine in good faith that the

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commissions are reasonable in relation to the value of the brokerage and research services provided to the fund, a portfolio manager’s decision as to the selection of brokers and dealers could yield disproportionate costs and benefits among the funds or other accounts that he or she manages. In addition, with respect to certain types of accounts (such as pooled investment vehicles and other accounts managed for organizations and individuals) the Investment Adviser may be limited by the client concerning the selection of brokers or may be instructed to direct trades to particular brokers. In these cases, the Investment Adviser or its affiliates may place separate, non-simultaneous transactions in the same security for a fund and another account that may temporarily affect the market price of the security or the execution of the transaction, or both, to the detriment of the fund or the other accounts. Because of Mr. Gabelli’s position with, and his indirect majority ownership interest in, an affiliated broker dealer, Gabelli & Company, Inc., he may have an incentive to use Gabelli & Company, Inc. to execute portfolio transactions for the Fund even if using Gabelli & Company, Inc. is not in the best interest of the Fund.

Variation in Compensation.    A conflict of interest may arise where the financial or other benefits available to the portfolio manager differ among the accounts that he manages. If the structure of the Investment Adviser’s management fee or the portfolio manager’s compensation differs among accounts (such as where certain accounts pay higher management fees or performance-based management fees), the portfolio manager may be motivated to favor certain accounts over others. The portfolio manager also may be motivated to favor accounts in which he has an investment interest, or in which the Investment Adviser or its affiliates have investment interests. In Mr. Gabelli’s case, the Investment Adviser’s compensation (and expenses) for the Fund is marginally greater as a percentage of assets than for certain other accounts and is less than for certain other accounts managed by Mr. Gabelli, while his personal compensation structure varies with near-term performance to a greater degree in certain performance fee-based accounts than with non-performance-based accounts. In addition, he has investment interests in several of the funds managed by the Investment Adviser and its affiliates.

The Investment Adviser and the Fund have adopted compliance policies and procedures that are designed to address the various conflicts of interest that may arise for the Investment Adviser and its staff members. However, there is no guarantee that such policies and procedures will be able to detect and address every situation in which an actual or potential conflict may arise.

Compensation Structure

The compensation of the portfolio managers is reviewed annually and structured to enable the Investment Adviser to attract and retain highly qualified professionals in a competitive environment.

Mr. Gabelli receives incentive-based variable compensation based on a percentage of net revenues received by the Adviser for managing the Fund. Net revenues are determined by deducting from gross investment management fees the firm’s expenses (other than Mr. Gabelli’s compensation) allocable to this Fund. Five closed-end registered investment companies managed by Mr. Gabelli have arrangements whereby the Adviser will only receive its investment advisory fee attributable to the liquidation value of outstanding preferred stock (and Mr. Gabelli would only receive his percentage of such advisory fee) if certain performance levels are met. Additionally, he receives similar incentive based variable compensation for managing other accounts within the firm and its affiliates. This method of compensation is based on the premise that superior long-term performance in managing a portfolio should be rewarded with higher compensation as a result of growth of assets through appreciation and net investment activity. The level of compensation is not determined with specific reference to the performance of any account against any specific benchmark. One of the other registered investment companies managed by Mr. Gabelli has a performance (fulcrum) fee arrangement for which his compensation is adjusted up or down based on the performance of the investment company relative to an index. Mr. Gabelli manages other accounts with performance fees. Compensation for managing these accounts has two components. One component is based on a percentage of net revenues to the investment adviser for managing the account. The second component is based on absolute performance of the account, with respect to which a percentage of such performance fee is paid to Mr. Gabelli. As an executive officer of the Adviser’s parent company, GAMCO Investors, Inc., Mr. Gabelli also receives ten percent of the net operating profits of the parent company. He receives no base salary, no annual bonus, and no stock options.

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Portfolio Holdings Information

Employees of the Investment Adviser and its affiliates will often have access to information concerning the portfolio holdings of the Fund. The Fund and the Investment Adviser have adopted policies and procedures that require all employees to safeguard proprietary information of the Fund, which includes information relating to the Fund’s portfolio holdings as well as portfolio trading activity of the Investment Adviser with respect to the Fund (collectively, “Portfolio Holdings Information”). In addition, the Fund and the Investment Adviser have adopted policies and procedures providing that Portfolio Holdings Information may not be disclosed except to the extent that it is (a) made available to the general public by posting on the Fund’s website or filed as part of a required filing on Form N-Q or N-CSR or (b) provided to a third party for legitimate business purposes or regulatory purposes, that has agreed to keep such data confidential under terms approved by the Investment Adviser’s legal department or outside counsel, as described below. The Investment Adviser will examine each situation under (b) with a view to determine that release of the information is in the best interest of the Fund and its shareholders and, if a potential conflict between the Investment Adviser’s interests and the Fund’s interests arises, to have such conflict resolved by the Chief Compliance Officer or those Trustees who are not considered to be “interested persons,” as defined in the 1940 Act (the “’Independent Directors”). These policies further provide that no officer of the Fund or employee of the Investment Adviser shall communicate with the media about the Fund without obtaining the advance consent of the Chief Executive Officer, Chief Operating Officer, or General Counsel of the Investment Adviser.

Under the foregoing policies, the Fund currently may disclose Portfolio Holdings Information in the circumstances outlined below. Disclosure generally may be either on a monthly or quarterly basis with no time lag in some cases and with a time lag of up to 60 days in other cases (with the exception of proxy voting services which require a regular download of data):

(1)  To regulatory authorities in response to requests for such information and with the approval of the Chief Compliance Officer of the Fund;

(2)  To mutual fund rating and statistical agencies and to persons performing similar functions where there is a legitimate business purpose for such disclosure and such entity has agreed to keep such data confidential until at least it has been made public by the Investment Adviser;

(3)  To service providers of the Fund, as necessary for the performance of their services to the Fund and to the Board, where such entity has agreed to keep such data confidential until at least it has been made public by the Investment Adviser. The Fund’s current service providers that may receive such information are its administrator, sub-administrator, custodian, independent registered public accounting firm, legal counsel, and financial printers;

(4)  To firms providing proxy voting and other proxy services provided such entity has agreed to keep such data confidential until at least it has been made public by the Investment Adviser;

(5)  To certain broker dealers, investment advisers, and other financial intermediaries for purposes of their performing due diligence on the Fund and not for dissemination of this information to their clients or use of this information to conduct trading for their clients. Disclosure of Portfolio Holdings Information in these circumstances requires the broker, dealer, investment adviser, or financial intermediary to agree to keep such information confidential until it has been made public by the Investment Adviser and is further subject to prior approval of the Chief Compliance Officer of the Fund and shall be reported to the Board at the next quarterly meeting; and

(6)  To consultants for purposes of performing analysis of the Fund, which analysis may be used by the consultant with its clients or disseminated to the public, provided that such entity shall have agreed to keep such information confidential until at least it has been made public by the Investment Adviser.

As of the date of this SAI, the Fund makes information about portfolio securities available to its administrator, sub-administrator, custodian, and proxy voting services on a daily basis, with no time lag, to its typesetter on a quarterly basis with a ten day time lag, to its financial printers on a quarterly basis with a forty-five day time lag, and its independent registered public accounting firm and legal counsel on an as needed basis with

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no time lag. The names of the Fund’s administrator, custodian, independent registered public accounting firm, and legal counsel are set forth is this SAI. The Fund’s proxy voting service is Broadridge Investor Communication Services. Bowne & Co., Inc. provides typesetting services for the Fund and the Fund selects from a number of financial printers who have agreed to keep such information confidential until at least it has been made public by the Investment Adviser. Other than those arrangements with the Fund’s service providers and proxy voting service, the Fund has no ongoing arrangements to make available information about the Fund’s portfolio securities prior to such information being disclosed in a publicly available filing with the SEC that is required to include the information.

Disclosures made pursuant to a confidentiality agreement are subject to periodic confirmation by the Chief Compliance Officer of the Fund that the recipient has utilized such information solely in accordance with the terms of the agreement. Neither the Fund, nor the Investment Adviser, nor any of the Investment Adviser’s affiliates will accept on behalf of itself, its affiliates, or the Fund any compensation or other consideration in connection with the disclosure of portfolio holdings of the Fund. The Board will review such arrangements annually with the Fund’s Chief Compliance Officer.

PORTFOLIO TRANSACTIONS

Subject to policies established by the Board of Trustees of the Fund, the Investment Adviser is responsible for placing purchase and sale orders and the allocation of brokerage on behalf of the Fund. Transactions in equity securities are in most cases effected on U.S. stock exchanges and involve the payment of negotiated brokerage commissions. In general, there may be no stated commission in the case of securities traded in over-the-counter markets, but the prices of those securities may include undisclosed commissions or mark-ups. Principal transactions are not entered into with affiliates of the Fund. However, Gabelli & Company, Inc. may execute transactions in the over-the-counter markets on an agency basis and receive a stated commission therefrom. To the extent consistent with applicable provisions of the 1940 Act and the rules thereunder, and other regulatory requirements, the Fund’s Board of Trustees have determined that portfolio transactions may be executed through Gabelli & Company, Inc. and its broker-dealer affiliates if, in the judgment of the Investment Adviser, the use of those broker-dealers is likely to result in price and execution at least as favorable as those of other qualified broker-dealers, and if, in particular transactions, those broker-dealers charge the Fund a rate consistent with that charged to comparable unaffiliated customers in similar transactions. For the fiscal years ended December 31, 2009, December 31, 2010, and December 31, 2011, the Fund paid a total of $12,819, $5,183 and $5,056, respectively, in brokerage commissions, of which Gabelli & Company, Inc. and its affiliates received $9,650, $3,030 and $3,534, respectively. For 2011, the amount paid to Gabelli & Company, Inc. and its broker-dealer affiliates represented 69.9% of the number of aggregate brokerage commissions paid by the Fund, and the dollar amount of transactions executed through Gabelli & Company, Inc. represented 60.2% of the aggregate dollar amount of transactions involving the payment of commissions by the Fund. The Fund has no obligations to deal with any broker or group of brokers in executing transactions in portfolio securities. In executing transactions, the Investment Adviser seeks to obtain the best price and execution for the Fund, taking into account such factors as price, size of order, difficulty of execution and operational facilities of the firm involved and the firm’s risk in positioning a block of securities. While the Investment Adviser generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commission available.

Subject to obtaining the best price and execution, brokers who provide supplemental research, market and statistical information, or other services (e.g., wire services) to the Investment Adviser or its affiliates may receive orders for transactions by the Fund. The term “research, market and statistical information” includes advice as to the value of securities, and advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. Information so received will be in addition to and not in lieu of the services required to be performed by the Investment Adviser under the Advisory Agreement and the expenses of the Investment Adviser will not necessarily be reduced as a result of the receipt of such supplemental information. Such information may be useful to the Investment Adviser and its affiliates in providing services to clients other than the Fund, and not all such information is used by the Investment Adviser in connection with the Fund. Conversely, such information

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provided to the Investment Adviser and its affiliates by brokers and dealers through whom other clients of the Investment Adviser and its affiliates effect securities transactions may be useful to the Investment Adviser in providing services to the Fund.

Although investment decisions for the fund are made independently from those for the other accounts managed by the investment adviser and its affiliates, investments of the kind made by the fund may also be made for those other accounts. When the same securities are purchased for or sold by the fund and any of such other accounts, it is the policy of the investment adviser and its affiliates to allocate such purchases and sales in the manner deemed fair and equitable to all of the accounts, including the fund.

PORTFOLIO TURNOVER

Portfolio turnover rate is calculated by dividing the lesser of an investment company’s annual sales or purchases of portfolio securities by the monthly average value of securities in its portfolio during the year, excluding portfolio securities the maturities of which at the time of acquisition were one year or less. A high rate of portfolio turnover involves correspondingly greater brokerage commission expense than a lower rate, which expense must be borne by the Fund and indirectly by its shareholders. The portfolio turnover rate may vary from year to year and will not be a factor when the Investment Adviser determines that portfolio changes are appropriate.

For example, an increase in the Fund’s participation in risk arbitrage situations would increase the Fund’s portfolio turnover rate. A higher rate of portfolio turnover may also result in taxable gains being passed to shareholders sooner than would otherwise be the case. The Fund anticipates that its annual portfolio turnover rate will not exceed 100%. The Fund’s portfolio turnover rates for the years ended December 31, 2010 and December 31, 2011 were 7.8% and 5.9% respectively.

TAXATION

The following discussion is a brief summary of certain U.S. federal income tax considerations affecting the Fund and, as the case may be, its shareholders and noteholders who purchase notes in this offering at the original issue price equal to the face amount of the Notes. Except as expressly provided otherwise, this discussion assumes you are a U.S. person (as defined for U.S. federal income tax purposes) and that you hold your shares or notes as capital assets (generally, for investment). The discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Counsel to the Fund has not rendered and will not render any legal opinion regarding any tax consequences relating to the Fund or an investment in the Fund. No attempt is made to present a detailed explanation of all U.S. federal, state, local and foreign tax concerns affecting the Fund and its shareholders and noteholders (including shareholders and noteholders subject to special tax rules and shareholders owning a large position in the Fund).

The discussions set forth here and in the Prospectus do not constitute tax advice. Investors are urged to consult their own tax advisers with any specific questions relating to U.S. federal, state, local and foreign taxes.

Taxation of the Fund

The Fund has elected to be treated and has qualified, and intends to continue to qualify, as a regulated investment company (a “RIC”) under Subchapter M of the Code. Accordingly, the Fund must, among other things,

(i)  derive in each taxable year at least 90% of its gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock,

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securities or currencies and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and

(ii)  diversify its holdings so that, at the end of each quarter of each taxable year (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities of (I) any one issuer (other than U.S. government securities and the securities of other RICs), (II) any two or more issuers (other than regulated investment companies) that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships.

As a RIC, the Fund generally is not subject to U.S. federal income tax on income and gains that it distributes each taxable year to shareholders, provided that it distributes at least 90% of the sum of the Fund’s (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income, other than any net long-term capital gain, reduced by deductible expenses) determined without regard to the deduction for dividends and distributions paid and (ii) net tax-exempt interest income (the excess of its gross tax-exempt interest income over certain disallowed deductions). The Fund intends to distribute at least annually substantially all of such income. The Fund will be subject to income tax at regular corporate rates on any taxable income or gains that it does not distribute to its shareholders.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% federal excise tax at the Fund level. To avoid the tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Fund’s fiscal year), and (iii) certain undistributed amounts from previous years on which the Fund paid no U.S. federal income tax. While the Fund intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% federal excise tax, there can be no assurance that sufficient amounts of the Fund’s ordinary income and capital gain will be distributed to avoid entirely the imposition of the tax. In that event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirement.

A distribution will be treated as paid during the calendar year if it is paid during the calendar year or declared by the Fund in October, November or December of the year, payable to shareholders of record on a date during such a month and paid by the Fund during January of the following year. Any such distributions paid during January of the following year will be deemed to be received by the Fund’s shareholders on December 31 of the year the distributions are declared, rather than when the distributions are actually received.

If the Fund were unable to satisfy the 90% distribution requirement or otherwise were to fail to qualify as a RIC in any year, it would be taxed on all of its taxable income in the same manner as an ordinary corporation and distributions to the Fund’s shareholders would not be deductible by the Fund in computing its taxable income. Such distributions would be taxable to the shareholders as ordinary dividends to the extent of the Fund’s current or accumulated earnings and profits. Provided that certain holding period and other requirements are met, such dividends would be eligible (i) to be treated as qualified dividend income in the case of shareholders taxed as individuals with respect to taxable years beginning on or before December 31, 2012 (but not for taxable years beginning thereafter, unless the relevant provisions are extended by legislation) and (ii) for the dividends received deduction in the case of corporate shareholders to the extent that the Fund’s income consists of dividend income from U.S. corporations. To qualify again to be taxed as a RIC in a subsequent year, the Fund would be required to distribute to its shareholders its earnings and profits attributable to non-RIC years. In addition, if the Fund failed to qualify as a RIC for a period greater than two taxable years, then the Fund would be required to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would

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have been realized if the Fund had been liquidated) or, alternatively, to elect to be subject to taxation on such built-in gain recognized for a period of ten years, in order to qualify as a RIC in a subsequent year.

Gain or loss on the sales of securities by the Fund will generally be long-term capital gain or loss if the securities have been held by the Fund for more than one year. Gain or loss on the sale of securities held for one year or less will be short-term capital gain or loss.

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. The Fund will monitor its transactions and may make certain tax elections and may be required to borrow money or dispose of securities to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.

Foreign currency gain or loss on non-U.S. dollar-denominated securities and on any non-U.S. dollar-denominated futures contracts, options and forward contracts that are not section 1256 contracts (as defined below) generally will be treated as ordinary income and loss.

The premium received by the Fund for writing a call option is not included in income at the time of receipt. If the option expires, the premium is short-term capital gain to the Fund. If the Fund enters into a closing transaction, the difference between the amount paid to close out its position and the premium received is short-term capital gain or loss. If a call option written by the Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of the security and any resulting gain or loss will be long-term or short-term, depending upon the holding period of the security. The Fund does not have control over the exercise of the call options it writes and thus does not control the timing of such taxable events.

With respect to a put or call option that is purchased by the Fund, if the option is sold, any resulting gain or loss will be a capital gain or loss, and will be short-term or long-term, depending upon the holding period for the option. If the option expires, the resulting loss is a capital loss and is short-term or long-term, depending upon the holding period for the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and, in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss.

The Fund’s investment in so-called “section 1256 contracts,” such as regulated futures contracts, most foreign currency forward contracts traded in the interbank market, options on most stock indices and any non-equity options, are subject to special tax rules. All section 1256 contracts held by the Fund at the end of its taxable year are required to be marked to their market value, and any unrealized gain or loss on those positions will be included in the Fund’s income as if each position had been sold for its fair market value at the end of the taxable year. The resulting gain or loss will be combined with any gain or loss realized by the Fund from positions in section 1256 contracts closed during the taxable year. Provided such positions were held as capital assets and were not part of a “hedging transaction” nor part of a “straddle,” 60% of the resulting net gain or loss will be treated as long-term capital gain or loss, and 40% of such net gain or loss will be treated as short-term capital gain or loss, regardless of the period of time the positions were actually held by the Fund.

Investments by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to U.S. federal income tax (including interest charges) on certain distributions or dispositions with respect to those investments which cannot be eliminated by making distributions to shareholders. Elections may be available to the Fund to mitigate the effect of the PFIC rules, but such elections generally accelerate the recognition of income without the receipt of cash. Dividends paid by PFICs will not qualify for the reduced tax rates discussed below under “Taxation of Shareholders.”

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The Fund may invest in debt obligations purchased at a discount with the result that the Fund may be required to accrue income for U.S. federal income tax purposes before amounts due under the obligations are paid. The Fund may also invest in securities rated in the medium to lower rating categories of nationally recognized rating organizations, and in unrated securities (“high yield securities”). A portion of the interest payments on such high yield securities may be treated as dividends for certain U.S. federal income tax purposes.

As a result of investing in stock of PFICs or securities purchased at a discount or any other investment that produces income that is not matched by a corresponding cash distribution to the Fund, the Fund could be required to include in current income, income it has not yet received. Any such income would be treated as income earned by the Fund and therefore would be subject to the distribution requirements of the Code. This might prevent the Fund from distributing 90% of its investment company taxable income as is required in order to avoid Fund-level U.S. federal income tax on all of its income, or might prevent the Fund from distributing enough ordinary income and capital gain net income to avoid the imposition of the excise tax. To avoid this result, the Fund may be required to borrow money or dispose of securities to be able to make distributions to its shareholders.

If the Fund does not meet the asset coverage requirements of the 1940 Act and the Statements of Preferences, the Fund will be required to suspend distributions to the holders of the common shares until the asset coverage is restored. Such a suspension of distributions might prevent the Fund from distributing 90% of its investment company taxable income as is required in order to avoid Fund-level U.S. federal income taxation on all of its income, or might prevent the Fund from distributing enough income and capital gain net income to avoid imposition of the excise tax.

Foreign Taxes

Because the Fund may invest in foreign securities, its income from such securities may be subject to non-U.S. taxes. The Fund may invest more or less than 50% of its total assets in foreign securities. If less than 50% of the Fund’s total assets at the close of its taxable year consists of stock or securities of foreign securities, it will not be eligible to elect to “pass-through” to its shareholders the ability to use the foreign tax deduction or foreign tax credit for foreign taxes paid with respect to qualifying taxes. If more than 50% of the Fund’s total assets at the close of its taxable year consists of stock or securities of foreign corporations, the Fund may elect for U.S. federal income tax purposes to treat foreign income taxes paid by it as paid by its shareholders. The Fund may qualify for and make this election in some, but not necessarily all, of its taxable years. If the Fund were to make such an election, shareholders of the Fund would be required to take into account an amount equal to their pro rata portions of such foreign taxes in computing their taxable income and then treat an amount equal to those foreign taxes as a U.S. federal income tax deduction or as a foreign tax credit against their U.S. federal income liability. Shortly after any year for which it makes such an election, the Fund will report to its shareholders the amount per share of such foreign income tax that must be included in each shareholder’s gross income and the amount that may be available for the deduction or credit.

Taxation of Shareholders

The Fund will either distribute or retain for reinvestment all or part of its net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss). If any such gain is retained, the Fund will be subject to regular corporate income tax such amount. In that event, the Fund expects to designate the retained amount as undistributed capital gain in a notice to its shareholders, each of whom (i) will be required to include in income for tax purposes as long-term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Fund against its U.S. federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its shares of the Fund by an amount equal to 65% of the amount of undistributed capital gain included in such shareholder’s gross income.

Distributions paid by the Fund from its investment company taxable income, which includes net short-term capital gain, generally are taxable as ordinary income to the extent of the Fund’s earnings and profits. Provided that certain holding period and other requirements are met, such distributions (if reported by the Fund) may qualify (i) for the dividends received deduction available to corporations, but only to the extent that the Fund’s income consists of dividend income from U.S. corporations and (ii) in the case of individual shareholders, as qualified dividend income eligible to be taxed at long-term capital gain rates to the extent that the Fund receives

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qualified dividend income. These special rules relating to the taxation of ordinary income dividends paid by RICs to individual taxpayers generally apply to taxable years beginning on or before December 31, 2012. Thereafter, the Fund’s dividends, other than capital gains dividends, will be fully taxable at ordinary income rates unless further Congressional action is taken. In general, a shareholder of the Fund may only include as qualified dividend income that portion of the dividends that may be and are so reported by the Fund as qualified dividend income. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified dividend income or whether Congress will extend such treatment to taxable years beginning after December 31, 2012.

Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain qualified foreign corporations (e.g., generally, foreign corporations incorporated in a possession of the United States or in certain countries with a qualifying comprehensive tax treaty with the United States, or whose stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States). A qualified foreign corporation does not include a foreign corporation that for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a “passive foreign investment company,” as defined in the Code. If the Fund lends portfolio securities, the amount received by the Fund that is the equivalent of the dividends paid by the issuer on the securities loaned will not be eligible for qualified dividend income treatment.

Distributions of net capital gain reported as capital gain distributions, if any, are taxable to shareholders at rates applicable to long-term capital gain, whether paid in cash or in shares, and regardless of how long the shareholder has held the Fund’s shares. Capital gain distributions are not eligible for the dividends received deduction. The maximum tax rate on net long-term capital gain of individuals generally is 15% for taxable years beginning before January 1, 2013. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such holder (assuming the shares are held as a capital asset).

The IRS currently requires that a regulated investment company that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income, capital gains, dividends qualifying for the dividends received deduction (“DRD”) and qualified dividend income) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, the Fund intends each year to allocate capital gain dividends, dividends qualifying for the DRD and dividends that constitute qualified dividend income, if any, between its common shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Distributions in excess of the Fund’s current and accumulated earnings and profits, if any, however, will not be allocated proportionately among the common shares and preferred shares. Since the Fund’s current and accumulated earnings and profits will first be used to pay dividends on its preferred shares, distributions in excess of such earnings and profits, if any, will be made disproportionately to holders of common shares.

If, for any calendar year, the total distributions exceed both current earnings and profits and accumulated earnings and profits, the excess will generally be treated as a tax-free return of capital up to the amount of a shareholder’s tax basis in the shares. The amount treated as a tax-free return of capital will reduce a shareholder’s tax basis in the shares, thereby increasing such shareholder’s potential taxable gain or reducing his or her potential taxable loss on the sale of the shares. Any amounts distributed to a shareholder in excess of his or her basis in the shares will be taxable to the shareholder as capital gain (assuming the shares are held as a capital asset). Distributions that constitute a return of capital should not be considered as dividend yield or the total return from an investment in the Fund.

Shareholders may be entitled to offset their capital gain distributions (but not distributions eligible for qualified dividend income treatment) with capital loss. There are a number of statutory provisions affecting when capital loss may be offset against capital gain, and limiting the use of loss from certain investments and activities. Accordingly, shareholders with capital loss are urged to consult their tax advisers.

The price of shares purchased at any time may reflect the amount of a forthcoming distribution. Those purchasing shares just prior to a distribution will receive a distribution which will be taxable to them even though it represents in part a return of invested capital.

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Upon a sale, exchange or other disposition of shares, a shareholder will generally realize a taxable gain or loss equal to the difference between the amount of cash and the fair market value of other property received and the shareholder’s adjusted tax basis in the shares. Such gain or loss will be treated as long-term capital gain or loss if the shares have been held for more than one year. Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced by substantially identical shares within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Any loss realized by a shareholder on the sale of Fund shares held by the shareholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any capital gain distributions received by the shareholder (or amounts credited to the shareholder as an undistributed capital gain) with respect to such shares.

Ordinary income distributions and capital gain distributions also may be subject to state and local taxes. Shareholders are urged to consult their own tax advisers regarding specific questions about U.S. federal (including the application of the alternative minimum tax rules), state, local or foreign tax consequences to them of investing in the Fund.

A shareholder that is a nonresident alien individual or a foreign corporation (a “foreign investor”) generally will be subject to U.S. withholding tax at the rate of 30% (or possibly a lower rate provided by an applicable tax treaty) on ordinary income dividends. Assuming applicable disclosure and certification requirements are met, U.S. federal withholding tax will generally not apply to any gain or income realized by a foreign investor in respect of any distributions of net capital gain (including net capital gain retained by the fund but deemed distributed to shareholders) or upon the sale or other disposition of shares of the Fund. Different tax consequences may result if the foreign investor is engaged in a trade or business in the United States, or in the case of an individual, if the foreign investor is present in the United States for 183 days or more during a taxable year and certain other conditions are met.

In addition, after December 31, 2013, withholding will be required at a rate of 30 percent on dividends in respect of, and after December 31, 2014, on gross proceeds from the sale of, the Fund’s shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which the Fund’s shares are held will affect the determination of whether such withholding is required. Similarly, after December 31, 2013, dividends in respect of, and after December 31, 2014, gross proceeds from the sale of, the Fund’s shares held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30 percent, unless such entity either (i) certifies to the Fund that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the Fund will in turn provide to the Secretary of the Treasury. Foreign investors are encouraged to consult with their tax advisers regarding the possible implications of the legislation on their investment in the Fund’s shares.

In addition, for taxable years of the Fund beginning before January 1, 2012 (and, if extended as has happened in the past, for taxable years covered by such extension), properly reported dividends are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). There can be no assurance that such provision will be extended. In addition, even if this provision were extended, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. Under prior low, in order to qualify for this exemption from withholding, a foreign investor needed to comply with applicable certification

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requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or substitute Form). In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports the payment as qualified net interest income or qualified short-term capital gain. Foreign investors should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.

Foreign investors should consult their tax advisers regarding the tax consequences of investing in the Fund’s shares.

The Fund may be required to withhold U.S. federal income tax on all taxable distributions and redemption proceeds payable to non-corporate shareholders who fail to provide the Fund (or its agent) with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against such shareholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Taxation of Noteholders

This discussion assumes that the notes will not be issued with original issue discount for U.S. federal income tax purposes. Accordingly, noteholders will be required to include payments of interest on the notes in their gross income in accordance with their method of accounting for U.S. federal income tax purposes.

Any gain or loss from the disposition of the notes will be treated as capital gain for noteholders who hold the notes as capital assets and as long-term capital gain or loss if the notes have been held for more than one year as of the date of disposition. However, a portion of such gain may be required to be treated as ordinary income under special rules of the Code governing the treatment of market discount. A noteholder who acquires a note at a market discount (i.e., at a price less than the principal amount or the “adjusted issue price” as determined for tax purposes, if relevant), such as a subsequent purchaser of the notes, will be required to treat as ordinary income a portion of any gain realized upon a disposition of the note equal to the amount of market discount deemed to have been accrued as of the date of disposition unless an election is made to include such discount in income on a current basis. A noteholder who acquires a note at a market discount and does not elect to include such discount in income on a current basis will be required to defer deduction of a portion of interest paid or accrued on debt incurred or continue to purchase or carry the note until the noteholder disposes of the note. These rules may have an effect on the price that can be obtained upon the sale of a note. Amounts received upon a sale or redemption of the notes will be subject to tax as ordinary income to the extent of any accrued and unpaid interest on the notes as of the date of redemption.

If you are a foreign investor, the payment of interest on the notes generally will be considered “portfolio interest” and thus generally will be exempt from U.S. withholding tax and U.S. federal income tax. This exemption will apply to a noteholder provided that (1) interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States, (2) the noteholder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code, (3) the noteholder does not actually or constructively own 10 percent or more of the combined voting power of all classes of the Fund’s stock entitled to vote, (4) the noteholder is not a controlled foreign corporation that is related, directly or indirectly, to the Fund through stock ownership, and (5) the noteholder satisfies the certification requirements described below.

To satisfy the certification requirements, either (1) the noteholder must certify, under penalties of perjury, that such holder is a non-U.S. person and must provide such owner’s name, address and taxpayer identification number, if any, on IRS Form W-8BEN, or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the notes on behalf of the holder thereof must certify, under penalties of perjury, that it has received a valid and properly executed IRS Form W-8BEN from the beneficial holder and comply with certain other requirements. Special certification rules apply for notes held by a foreign partnership and other intermediaries.

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Interest on notes received by a foreign investor that is not excluded from U.S. federal withholding tax under the portfolio interest exemption as described above generally will be subject to 30% U.S. withholding tax, unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. In order to obtain such a reduced rate of withholding, a foreign investor will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty. Interest effectively connected with a non-U.S. noteholder’s conduct of a U.S. trade or business would not, however, be subject to a 30% withholding tax so long as the holder provides the Fund (or its agent) an adequate certification (currently an IRS Form W-8ECI), such interest generally would be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally.

Any capital gain that a foreign investor realizes on a sale, exchange or other disposition of notes generally will be exempt from United States federal income tax, including withholding tax. Different tax consequences may result (i) if the foreign investor is engaged in a trade or business in the United States, (ii) in the case of an individual, if the foreign investor is present in the United States for 183 days or more during a taxable year and certain other conditions are met, or (iii) if the holder is a foreign entity that fails to satisfy applicable disclosure and certification requirements regarding its owners and account holders.

Noteholders may be subject to backup withholding with respect to interest paid to non-corporate holders of the Fund’s notes and amounts realized on the disposition of the Fund’s notes, unless the noteholder furnishes the Fund with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Taxation of Subscription Rights

As described more fully below, the distribution of subscription rights may be a taxable or non-taxable distribution. Subject to certain exceptions (which may apply), distributions of subscription rights to common shareholders are generally non-taxable distributions and distributions of subscription rights to preferred shareholders (subject to certain exceptions not applicable to the Fund) are generally taxable distributions.

Holders of Common Shares

The U.S. federal income tax consequences to a holder of common shares on the receipt of subscription rights should, as a general matter, be as follows:

If the subscription rights are offered to common shareholders, the value of a subscription right will not be includible in the income of such shareholders at the time the subscription right is issued.

The basis of a subscription right issued to common shareholders will be zero, and the basis of the share with respect to which the subscription right was issued (the old share) will remain unchanged, unless either (a) the fair market value of the subscription right on the date of distribution is at least 15% of the fair market value of the old share, or (b) such shareholder affirmatively elects (in the manner set out in Treasury regulations under the Code) to allocate to the subscription right a portion of the basis of the old share. If either (a) or (b) applies, a common shareholder must allocate basis between the old share and the subscription right in proportion to their fair market values on the date of distribution.

The basis of a subscription right purchased in the market will generally be its purchase price.

The holding period of a subscription right issued to a common shareholder will include the holding period of the old share.

No loss will be recognized by a common shareholder if a subscription right distributed to such shareholder expires unexercised because the basis of the old share may be allocated to a subscription right only if the subscription right is exercised. If a subscription right that has been purchased in the market expires unexercised, there will be a recognized loss equal to the basis of the subscription right.

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Any gain or loss on the sale of a subscription right will be a capital gain or loss if the subscription right is held as a capital asset (which in the case of subscription rights issued to shareholders will depend on whether the old share is held as a capital asset), and will be a long-term capital gain or loss if the holding period is deemed to exceed one year. Capital losses are deductible only to the extent of capital gains (subject to an exception for individuals under which $3,000 of capital losses may be offset against ordinary income).

No gain or loss will be recognized by a common shareholder upon the exercise of a subscription right, and the basis of any preferred share acquired upon exercise (the new preferred share) will equal the sum of the basis, if any, of the subscription right and the price of the subscription right for the new preferred share. The holding period for the new preferred share will begin on the date when the subscription right is exercised.

Holders of Preferred Shares

The U.S. federal income tax consequences to a holder of preferred shares on the receipt of subscription rights should, as a general matter, be as follows:

As more fully described below, if the subscription rights are offered to preferred shareholders, upon receipt of a subscription right, a preferred shareholder generally will be treated as receiving a taxable distribution in an amount equal to the fair market value of the subscription right the preferred shareholder receives.

To the extent that the distribution is made out of the Fund’s earnings and profits, the subscription right will be a taxable dividend to the preferred shareholder. If the amount of the distribution received by the preferred shareholder exceeds such shareholder’s proportionate share of the Fund’s earnings and profits, the excess will reduce the preferred shareholder’s tax basis in the preferred shares with respect to which the subscription right was issued (the old share). To the extent that the excess is greater than the preferred shareholder’s tax basis in the old shares, such excess will be treated as gain from the sale of the old shares. If the preferred shareholder held the old shares for more than one year, such gain will be treated as long-term capital gain.

A preferred shareholder’s tax basis in the subscription rights received will equal the fair market value of the subscription rights on the date of the distribution.

A preferred shareholder who allows the subscription rights received to expire generally will recognize a short-term capital loss. Capital losses are deductible only to the extent of capital gains (subject to an exception for individuals under which $3,000 of capital losses may be offset against ordinary income).

A preferred shareholder who sells the subscription rights will recognize a gain or loss equal to the difference between the amount realized on the sale and the preferred shareholder’s tax basis in the subscription rights as described above.

A preferred shareholder will not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering. The tax basis of the shares acquired through exercise of the subscription rights (the new shares) will equal the sum of the subscription price for the new shares and the preferred shareholder’s tax basis in the subscription rights as described above. The holding period for the new shares acquired through exercise of the subscription rights will begin on the day following the date on which the subscription rights are exercised.

THE FOREGOING IS A GENERAL AND ABBREVIATED SUMMARY OF THE APPLICABLE PROVISIONS OF THE CODE AND TREASURY REGULATIONS PRESENTLY IN EFFECT. FOR THE COMPLETE PROVISIONS, REFERENCE SHOULD BE MADE TO THE PERTINENT CODE SECTIONS AND THE TREASURY REGULATIONS PROMULGATED THEREUNDER. THE CODE AND THE TREASURY REGULATIONS ARE SUBJECT TO CHANGE BY LEGISLATIVE, JUDICIAL OR ADMINISTRATIVE ACTION, EITHER PROSPECTIVELY OR RETROACTIVELY. PERSONS CONSIDERING AN INVESTMENT IN OUR SHARES OR NOTES SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES OR NOTES.

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NET ASSET VALUE

The net asset value of the Fund’s shares is computed based on the market value of the securities it holds and determined daily as of the close of the regular trading day on the NYSE. For purposes of determining the Fund’s net asset value per share, portfolio securities listed or traded on a nationally recognized securities exchange or traded in the U.S. over-the-counter market for which market quotations are readily available are valued at the last quoted sale price or a market’s official closing price as of the close of business on the day the securities are being valued. If there were no sales that day, the security is valued at the average of the closing bid and asked prices or, if there were no asked prices quoted on that day, then the security is valued at the closing bid price on that day. If no bid or asked prices are quoted on such day, the security is valued at the most recently available price or, if the Board so determines, by such other method as the Board shall determine in good faith to reflect its fair market value. Portfolio securities traded on more than one national securities exchange or market are valued according to the broadest and most representative market, as determined by the Investment Adviser.

Portfolio securities primarily traded on a foreign market are generally valued at the preceding closing values of such securities on the relevant market, but may be fair valued pursuant to procedures established by the Board if market conditions change significantly after the close of the foreign market but prior to the close of business on the day the securities are being valued. Debt instruments with remaining maturities of 60 days or less that are not credit impaired are valued at amortized cost, unless the Board determines such amount does not reflect the securities’ fair value, in which case these securities will be fair valued as determined by the Board. Debt instruments having a maturity greater than 60 days for which market quotations are readily available are valued at the average of the latest bid and asked prices. If there were no asked prices quoted on such day, the security is valued using the closing bid price. Futures contracts are valued at the closing settlement price of the exchange or board of trade on which the applicable contract is traded.

Securities and assets for which market quotations are not readily available are fair valued as determined by the Board. Fair valuation methodologies and procedures may include, but are not limited to: analysis and review of available financial and non-financial information about the company; comparisons to the valuation and changes in valuation of similar securities, including a comparison of foreign securities to the equivalent U.S. dollar value ADR securities at the close of the U.S. exchange; and evaluation of any other information that could be indicative of the value of the security.

The Fund obtains valuations on the basis of prices provided by one or more pricing services approved by the Board. All other investment assets, including restricted and not readily marketable securities, are valued in good faith at fair value under procedures established by and under the general supervision and responsibility of the Fund’s Board.

In addition, whenever developments in one or more securities markets after the close of the principal markets for one or more portfolio securities and before the time as of which the Fund determines its net asset value would, if such developments had been reflected in such principal markets, likely have more than a minimal effect on the Fund’s net asset value per share, the Fund may fair value such portfolio securities based on available market information as of the time the Fund determines its net asset value.

NYSE MKT Closings.    The holidays (as observed) on which the NYSE MKT is closed, and therefore days upon which shareholders cannot purchase or sell shares, currently are: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and on the preceding Friday or subsequent Monday when a holiday falls on a Saturday or Sunday, respectively.

BENEFICIAL OWNERS

As of September 30, 2012, the following person was known to the Fund to be beneficial owners of more than 5% of the Fund’s outstanding common shares; Mr. Mario J. Gabelli and affiliates.

As of September 30, 2011, the Trustees and Officers of the Fund as a group beneficially owned less than 1% of the Fund’s outstanding common shares.

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*Mr. Gabelli and his affiliates owned 5.5% of the outstanding common shares of the Fund as of September 30, 2012. This amount is comprised of 171,491 shares owned by GAMCO Investors, Inc. or its affiliates. Mr. Gabelli disclaims beneficial ownership of the shares held by the discretionary accounts and by the entities named except to the extent of his interest in such entities.

GENERAL INFORMATION

Book-Entry-Only Issuance

The Depository Trust Company (“DTC”) will act as securities depository for the securities offered pursuant to the Prospectus. The information in this section concerning DTC and DTC’s book-entry system is based upon information obtained from DTC. The securities offered hereby initially will be issued only as fully-registered securities registered in the name of Cede & Co. (as nominee for DTC). One or more fully-registered global security certificates initially will be issued, representing in the aggregate the total number of securities, and deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilities the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly through other entities.

Purchases of securities within the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of a security, a beneficial owner, is in turn to be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased securities. Transfers of ownership interests in securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in securities, except as provided herein.

DTC has no knowledge of the actual beneficial owners of the securities being offered pursuant to the prospectus; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Payments on the securities will be made to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC or the Fund, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Fund, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial

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owners is the responsibility of direct and indirect participants. Furthermore each beneficial owner must rely on the procedures of DTC to exercise any rights under the securities.

DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to the Fund. Under such circumstances, in the event that a successor securities depository is not obtained, certificates representing the securities will be printed and delivered.

Proxy Voting Procedures

The Fund has adopted the proxy voting procedures of the Investment Adviser and has directed the Investment Adviser to vote all proxies relating to the Fund’s voting securities in accordance with such procedures. The proxy voting procedures are attached. They are also on file with the Securities and Exchange Commission and can be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 202-551-8090. The proxy voting procedures are also available on the EDGAR Database on the Securities and Exchange Commission’s internet site (http://www.sec.gov) and copies of the proxy voting procedures may be obtained, after paying a duplicating fee, by electronic request at the follow E-mail address: publicinfo@sec.gov, or by writing the Securities and Exchange Commission’s Public Reference Section, Washington, D.C. 20549-0102.

Code of Ethics

The Fund and the Investment Adviser have adopted a code of ethics. This code of ethics sets forth restrictions on the trading activities of Trustees/directors, officers and employees of the Fund, the Investment Adviser and their affiliates. For example, such persons may not purchase any security for which the Fund has a purchase or sale order pending, or for which such trade is under consideration. In addition, those trustees/directors, officers and employees that are principally involved in investment decisions for client accounts are prohibited from purchasing or selling for their own account for a period of seven days a security that has been traded for a client’s account, unless such trade is executed on more favorable terms for the client’s account and it is determined that such trade will not adversely affect the client’s account. Short-term trading by such Trustee/directors, officers and employees for their own accounts in securities held by a Fund client’s account is also restricted. The above examples are subject to certain exceptions and they do not represent all of the trading restrictions and policies set forth by the code of ethics. The code of ethics is on file with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. The code of ethics is also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov and copies of the code of ethics may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

Joint Code of Ethics for Chief Executive and Senior Financial Officers

The Fund and the Investment Adviser have adopted a joint Code of Ethics that serves as a code of conduct. The Code of Ethics sets forth policies to guide the chief executive and senior financial officers in the performance of their duties. The Code of Ethics is on file with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. The Code of Ethics is also available on the EDGAR Database on the SEC’s Internet site (http://www.sec.gov), and copies of the Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

FINANCIAL STATEMENTS

The audited financial statements included in the annual report to the Fund’s shareholders for the year ended December 31, 2011, together with the report of PricewaterhouseCoopers LLP are incorporated herein by reference to the Fund’s annual report to shareholders. The financial statements included in the semi-annual report to the Fund’s shareholders for the six-months ended June 30, 2012 are incorporated herein by reference to the Fund’s semi-annual report to shareholders. All other portions of the annual report and semi-annual report to shareholders are not incorporated herein by reference and are not part of the registration statement.

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APPENDIX A

The Voting of Proxies on Behalf of Clients

Rules 204(4)-2 and 204-2 under the Investment Advisers Act of 1940 and Rule 30bl-4 under the Investment Company Act of 1940 require investment advisers to adopt written policies and procedures governing the voting of proxies on behalf of their clients.

These procedures will be used by GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., and Teton Advisors, Inc. (collectively, the “Advisers”) to determine how to vote proxies relating to portfolio securities held by their clients, including the procedures that the Advisers use when a vote presents a conflict between the interests of the shareholders of an investment company managed by one of the Advisers, on the one hand, and those of the Advisers; the principal underwriter; or any affiliated person of the investment company, the Advisers, or the principal underwriter. These procedures will not apply where the Advisers do not have voting discretion or where the Advisers have agreed to with a client to vote the client’s proxies in accordance with specific guidelines or procedures supplied by the client (to the extent permitted by ERISA).

I.    Proxy Voting Committee

The Proxy Voting Committee was originally formed in April 1989 for the purpose of formulating guidelines and reviewing proxy statements within the parameters set by the substantive proxy voting guidelines originally published in 1988 and updated periodically, a copy of which are appended as Exhibit A. The Committee will include representatives of Research, Administration, Legal, and the Advisers. Additional or replacement members of the Committee will be nominated by the Chairman and voted upon by the entire Committee.

Meetings are held on an as needed basis to form views on the manner in which the Advisers should vote proxies on behalf of their clients.

In general, the Director of Proxy Voting Services, using the Proxy Guidelines, recommendations of Institutional Shareholder Corporate Governance Service (“ISS”), other third-party services and the analysts of Gabelli & Company, Inc., will determine how to vote on each issue. For non-controversial matters, the Director of Proxy Voting Services may vote the proxy if the vote is: (1) consistent with the recommendations of the issuer’s Board of Directors and not contrary to the Proxy Guidelines; (2) consistent with the recommendations of the issuer’s Board of Directors and is a non-controversial issue not covered by the Proxy Guidelines; or (3) the vote is contrary to the recommendations of the Board of Directors but is consistent with the Proxy Guidelines. In those instances, the Director of Proxy Voting Services or the Chairman of the Committee may sign and date the proxy statement indicating how each issue will be voted.

All matters identified by the Chairman of the Committee, the Director of Proxy Voting Services or the Legal Department as controversial, taking into account the recommendations of ISS or other third party services and the analysts of Gabelli & Company, Inc., will be presented to the Proxy Voting Committee. If the Chairman of the Committee, the Director of Proxy Voting Services or the Legal Department has identified the matter as one that (1) is controversial; (2) would benefit from deliberation by the Proxy Voting Committee; or (3) may give rise to a conflict of interest between the Advisers and their clients, the Chairman of the Committee will initially determine what vote to recommend that the Advisers should cast and the matter will go before the Committee.

A.   Conflicts of Interest.

The Advisers have implemented these proxy voting procedures in order to prevent conflicts of interest from influencing their proxy voting decisions. By following the Proxy Guidelines, as well as the recommendations of ISS, other third-party services and the analysts of Gabelli & Company, the Advisers are able to avoid, wherever possible, the influence of potential conflicts of interest. Nevertheless, circumstances may arise in which one or more of the Advisers are faced with a conflict of interest or the appearance of a conflict of interest in connection with its vote. In general, a conflict of interest may arise when an Adviser knowingly does business with an issuer, and may appear to have a material conflict between its own interests and the interests of the shareholders of an investment company managed by one of the Advisers regarding how the proxy is to be voted. A conflict also may exist when an Adviser has actual knowledge of a material business arrangement between an issuer and an affiliate of the Adviser.

In practical terms, a conflict of interest may arise, for example, when a proxy is voted for a company that is a client of one of the Advisers, such as GAMCO Asset Management Inc. A conflict also may arise when a client of one of the Advisers has made a shareholder proposal in a proxy to be voted upon by one or more of the Advisers. The Director of Proxy Voting Services, together with the Legal Department, will scrutinize all proxies for these or other situations that may give rise to a conflict of interest with respect to the voting of proxies.

B.   Operation of Proxy Voting Committee

For matters submitted to the Committee, each member of the Committee will receive, prior to the meeting, a copy of the proxy statement, any relevant third party research, a summary of any views provided by the Chief Investment Officer and any recommendations by Gabelli & Company, Inc. analysts. The Chief Investment Officer or the Gabelli & Company, Inc. analysts may be invited to present their viewpoints. If the Director of Proxy Voting Services or the Legal Department believe that the matter before the committee is one with respect to which a conflict of interest may exist between the Advisers and their clients, counsel will provide an opinion to the Committee concerning the conflict. If the matter is one in which the interests of the clients of one or more of the Advisers may diverge, counsel will so advise and the Committee may make different recommendations as to different clients. For any matters where the recommendation may trigger appraisal rights, counsel will provide an opinion concerning the likely risks and merits of such an appraisal action.

Each matter submitted to the Committee will be determined by the vote of a majority of the members present at the meeting. Should the vote concerning one or more recommendations be tied in a vote of the Committee, the Chairman of the Committee will cast the deciding vote. The Committee will notify the proxy department of its decisions and the proxies will be voted accordingly.

Although the Proxy Guidelines express the normal preferences for the voting of any shares not covered by a contrary investment guideline provided by the client, the Committee is not bound by the preferences set forth in the Proxy Guidelines and will review each matter on its own merits. Written minutes of all Proxy Voting Committee meetings will be maintained. The Advisers subscribe to ISS, which supplies current information on companies, matters being voted on, regulations, trends in proxy voting and information on corporate governance issues.

If the vote cast either by the analyst or as a result of the deliberations of the Proxy Voting Committee runs contrary to the recommendation of the Board of Directors of the issuer, the matter will be referred to legal counsel to determine whether an amendment to the most recently filed Schedule 13D is appropriate.

II.     Social Issues and Other Client Guidelines

If a client has provided special instructions relating to the voting of proxies, they should be noted in the client’s account file and forwarded to the proxy department. This is the responsibility of the investment professional or sales assistant for the client. In accordance with Department of Labor guidelines, the Advisers’ policy is to vote on behalf of ERISA accounts in the best interest of the plan participants with regard to social issues that carry an economic impact. Where an account is not governed by ERISA, the Advisers will vote shares held on behalf of the client in a manner consistent with any individual investment/voting guidelines provided by the client. Otherwise the Advisers will abstain with respect to those shares.

III.     Client Retention of Voting Rights

If a client chooses to retain the right to vote proxies or if there is any change in voting authority, the following should be notified by the investment professional or sales assistant for the client.

— Operations

— Proxy Department

— Investment professional assigned to the account

In the event that the Board of Directors (or a Committee thereof) of one or more of the investment companies managed by one of the Advisers has retained direct voting control over any security, the Proxy Voting Department will provide each Board Member (or Committee member) with a copy of the proxy statement together with any other relevant information including recommendations of ISS or other third-party services.

IV.     Proxies of Certain Non-U.S. Issuers

Proxy voting in certain countries requires “share-blocking.” Shareholders wishing to vote their proxies must deposit their shares shortly before the date of the meeting with a designated depository. During the period in which the shares are held with a depository, shares that will be voted at the meeting cannot be sold until the meeting has taken place and the shares are returned to the clients’ custodian. Absent a compelling reason to the contrary, the Advisers believe that the benefit to the client of exercising the vote is outweighed by the cost of voting and therefore, the Advisers will not typically vote the securities of non-U.S. issuers that require share-blocking.

In addition, voting proxies of issuers in non-US markets may also give rise to a number of administrative issues to prevent the Advisers from voting such proxies. For example, the Advisers may receive the notices for shareholder meetings without adequate time to consider the proposals in the proxy or after the cut-off date for voting. Other markets require the Advisers to provide local agents with power of attorney prior to implementing their respective voting instructions on the proxy. Although it is the Advisers’ policies to vote the proxies for its clients for which they have proxy voting authority, in the case of issuers in non-US markets, we vote client proxies on a best efforts basis.

V.    Voting Records

The Proxy Voting Department will retain a record of matters voted upon by the Advisers for their clients. The Advisers will supply information on how they voted a client’s proxy upon request from the client.

The complete voting records for each registered investment company (the “Fund”) that is managed by the Advisers will be filed on Form N-PX for the twelve months ended June 30th, no later than August 31st of each year. A description of the Fund’s proxy voting policies, procedures, and how the Fund voted proxies relating to portfolio securities is available without charge, upon request, by (i) calling 800-GABELLI (800-422-3554); (ii) writing to Gabelli Funds, LLC at One Corporate Center, Rye, NY 10580-1422; or (iii) visiting the SEC’s website at www.sec.gov. Question should we post the proxy voting records for the funds on the website.

The Advisers’ proxy voting records will be retained in compliance with Rule 204-2 under the Investment Advisers Act.

VI.    Voting Procedures

1.  Custodian banks, outside brokerage firms and clearing firms are responsible for forwarding proxies directly to the Advisers.

Proxies are received in one of two forms:

•

Shareholder Vote Instruction Forms (“VIFs”)—Issued by Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge is an outside service contracted by the various institutions to issue proxy materials.

•	Proxy cards which may be voted directly.

2.  Upon receipt of the proxy, the number of shares each form represents is logged into the proxy system, electronically or manually, according to security.

3.  Upon receipt of instructions from the proxy committee (see Administrative), the votes are cast and recorded for each account on an individual basis.

Records have been maintained on the Proxy Edge system.

Proxy Edge records include:

Security Name and Cusip Number

Date and Type of Meeting (Annual, Special, Contest)

Client Name

Adviser or Fund Account Number

Directors’ Recommendation

How the Adviser voted for the client on item

4.  VIFs are kept alphabetically by security. Records for the current proxy season are located in the Proxy Voting Department office. In preparation for the upcoming season, files are transferred to an offsite storage facility during January/February.

5.  If a proxy card or VIF is received too late to be voted in the conventional matter, every attempt is made to vote including:

•	When a solicitor has been retained, the solicitor is called. At the solicitor’s direction, the proxy is faxed.

•	In some circumstances VIFs can be faxed to Broadridge up until the time of the meeting.

6.  In the case of a proxy contest, records are maintained for each opposing entity.

7.  Voting in Person

a)  At times it may be necessary to vote the shares in person. In this case, a “legal proxy” is obtained in the following manner:

•	Banks and brokerage firms using the services at Broadridge:

Broadridge is notified that we wish to vote in person. Broadridge issues individual legal proxies and sends them back via email or overnight (or the Adviser can pay messenger charges). A lead-time of at least two weeks prior to the meeting is needed to do this. Alternatively, the procedures detailed below for banks not using Broadridge may be implemented.

•	Banks and brokerage firms issuing proxies directly:

The bank is called and/or faxed and a legal proxy is requested.

All legal proxies should appoint:

“Representative of [Adviser name] with full power of substitution.”

b)  The legal proxies are given to the person attending the meeting along with the limited power of attorney.

Appendix A

Proxy Guidelines

PROXY VOTING GUIDELINES

General Policy Statement

It is the policy of GAMCO Investors, Inc, and its affiliated advisers (collectively “the Advisers” to vote in the best economic interests of our clients. As we state in our Magna Carta of Shareholders Rights, established in May 1988, we are neither for nor against management. We are for shareholders.

At our first proxy committee meeting in 1989, it was decided that each proxy statement should be evaluated on its own merits within the framework first established by our Magna Carta of Shareholders Rights. The attached guidelines serve to enhance that broad framework.

We do not consider any issue routine. We take into consideration all of our research on the company, its directors, and their short and long-term goals for the company. In cases where issues that we generally do not approve of are combined with other issues, the negative aspects of the issues will be factored into the evaluation of the overall proposals but will not necessitate a vote in opposition to the overall proposals.

Board of Directors

We do not consider the election of the Board of Directors a routine issue. Each slate of directors is evaluated on a case-by-case basis.

Factors taken into consideration include:

•	Historical responsiveness to shareholders

This may include such areas as:

— Paying greenmail

— Failure to adopt shareholder resolutions receiving a majority of shareholder votes

•	Qualifications

•	Nominating committee in place

•	Number of outside directors on the board

•	Attendance at meetings

•	Overall performance

Selection of Auditors

In general, we support the Board of Directors’ recommendation for auditors.

Blank Check Preferred Stock

We oppose the issuance of blank check preferred stock.

Blank check preferred stock allows the company to issue stock and establish dividends, voting rights, etc. without further shareholder approval.

Classified Board

A classified board is one where the directors are divided into classes with overlapping terms. A different class is elected at each annual meeting.

While a classified board promotes continuity of directors facilitating long range planning, we feel directors should be accountable to shareholders on an annual basis. We will look at this proposal on a case-by-case basis taking into consideration the board’s historical responsiveness to the rights of shareholders.

Where a classified board is in place we will generally not support attempts to change to an annually elected board.

When an annually elected board is in place, we generally will not support attempts to classify the board.

Increase Authorized Common Stock

The request to increase the amount of outstanding shares is considered on a case-by-case basis.

Factors taken into consideration include:

•	Future use of additional shares

—	Stock split

—	Stock option or other executive compensation plan

—	Finance growth of company/strengthen balance sheet

—	Aid in restructuring

—	Improve credit rating

—	Implement a poison pill or other takeover defense

•	Amount of stock currently authorized but not yet issued or reserved for stock option plans

•	Amount of additional stock to be authorized and its dilutive effect

We will support this proposal if a detailed and verifiable plan for the use of the additional shares is contained in the proxy statement.

Confidential Ballot

We support the idea that a shareholder’s identity and vote should be treated with confidentiality.

However, we look at this issue on a case-by-case basis.

In order to promote confidentiality in the voting process, we endorse the use of independent Inspectors of Election.

Cumulative Voting

In general, we support cumulative voting.

Cumulative voting is a process by which a shareholder may multiply the number of directors being elected by the number of shares held on record date and cast the total number for one candidate or allocate the voting among two or more candidates.

Where cumulative voting is in place, we will vote against any proposal to rescind this shareholder right.

Cumulative voting may result in a minority block of stock gaining representation on the board. When a proposal is made to institute cumulative voting, the proposal will be reviewed on a case-by-case basis. While we feel that each board member should represent all shareholders, cumulative voting provides minority shareholders an opportunity to have their views represented.

Director Liability and Indemnification

We support efforts to attract the best possible directors by limiting the liability and increasing the indemnification of directors, except in the case of insider dealing.

Equal Access to the Proxy

The SEC’s rules provide for shareholder resolutions. However, the resolutions are limited in scope and there is a 500 word limit on proponents’ written arguments. Management has no such limitations. While we support equal access to the proxy, we would look at such variables as length of time required to respond, percentage of ownership, etc.

Fair Price Provisions

Charter provisions requiring a bidder to pay all shareholders a fair price are intended to prevent two-tier tender offers that may be abusive. Typically, these provisions do not apply to board-approved transactions.

We support fair price provisions because we feel all shareholders should be entitled to receive the same benefits.

Reviewed on a case-by-case basis.

Golden Parachutes

Golden parachutes are severance payments to top executives who are terminated or demoted after a takeover.

We support any proposal that would assure management of its own welfare so that they may continue to make decisions in the best interest of the company and shareholders even if the decision results in them losing their job. We do not, however, support excessive golden parachutes. Therefore, each proposal will be decided on a case-by-case basis.

Note:    Congress has imposed a tax on any parachute that is more than three times the executive’s average annual compensation

Anti-Greenmail Proposals

We do not support greenmail. An offer extended to one shareholder should be extended to all shareholders equally across the board.

Limit Shareholders’ Rights to Call Special Meetings

We support the right of shareholders to call a special meeting.

Consideration of Nonfinancial Effects of a Merger

This proposal releases the directors from only looking at the financial effects of a merger and allows them the opportunity to consider the merger’s effects on employees, the community, and consumers.

As a fiduciary, we are obligated to vote in the best economic interests of our clients. In general, this proposal does not allow us to do that. Therefore, we generally cannot support this proposal.

Reviewed on a case-by-case basis.

Mergers, Buyouts, Spin-Offs, Restructurings

Each of the above is considered on a case-by-case basis. According to the Department of Labor, we are not required to vote for a proposal simply because the offering price is at a premium to the current market price. We may take into consideration the long term interests of the shareholders.

Military Issues

Shareholder proposals regarding military production must be evaluated on a purely economic set of criteria for our ERISA clients. As such, decisions will be made on a case-by-case basis.

In voting on this proposal for our non-ERISA clients, we will vote according to the client’s direction when applicable. Where no direction has been given, we will vote in the best economic interests of our clients. It is not our duty to impose our social judgment on others.

Northern Ireland

Shareholder proposals requesting the signing of the MacBride principles for the purpose of countering the discrimination of Catholics in hiring practices must be evaluated on a purely economic set of criteria for our ERISA clients. As such, decisions will be made on a case-by-case basis.

In voting on this proposal for our non-ERISA clients, we will vote according to client direction when applicable. Where no direction has been given, we will vote in the best economic interests of our clients. It is not our duty to impose our social judgment on others.

Opt Out of State Anti-Takeover Law

This shareholder proposal requests that a company opt out of the coverage of the state’s takeover statutes. Example: Delaware law requires that a buyer must acquire at least 85% of the company’s stock before the buyer can exercise control unless the board approves.

We consider this on a case-by-case basis. Our decision will be based on the following:

•	State of Incorporation

•	Management history of responsiveness to shareholders

•	Other mitigating factors

Poison Pill

In general, we do not endorse poison pills.

In certain cases where management has a history of being responsive to the needs of shareholders and the stock is very liquid, we will reconsider this position.

Reincorporation

Generally, we support reincorporation for well-defined business reasons. We oppose reincorporation if proposed solely for the purpose of reincorporating in a state with more stringent anti-takeover statutes that may negatively impact the value of the stock.

Stock Incentive Plans

Director and Employee Stock incentive plans are an excellent way to attract, hold and motivate directors and employees. However, each incentive plan must be evaluated on its own merits, taking into consideration the following:

•	Dilution of voting power or earnings per share by more than 10%.

•	Kind of stock to be awarded, to whom, when and how much.

•	Method of payment.

•	Amount of stock already authorized but not yet issued under existing stock plans.

•	The successful steps taken by management to maximize shareholder value.

Supermajority Vote Requirements

Supermajority vote requirements in a company’s charter or bylaws require a level of voting approval in excess of a simple majority of the outstanding shares. In general, we oppose supermajority-voting requirements. Supermajority requirements often exceed the average level of shareholder participation. We support proposals’ approvals by a simple majority of the shares voting.

Limit Shareholders Right to Act by Written Consent

Written consent allows shareholders to initiate and carry on a shareholder action without having to wait until the next annual meeting or to call a special meeting. It permits action to be taken by the written consent of the same percentage of the shares that would be required to effect proposed action at a shareholder meeting.

Reviewed on a case-by-case basis.

Say on Pay and Say When on Pay

We will generally abstain from advisory votes on executive compensation (Say on Pay) and will also abstain from advisory votes on the frequency of voting on executive compensation (Say When on Pay) and will also abstain on advisory votes relating to extraordinary transaction executive compensation (Say on Golden Parachutes). In those instances when we believe that it is in our clients’ best interest, we may cast a vote for or against executive compensation and/or the frequency of votes on executive compensation and/or extraordinary transaction executive compensation advisory votes.

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)  Financial Statements

Part A

None

Part B

Statement of Assets and Liabilities as of June 30, 2012

Statement of Operations for the Period Ended June 30, 2012

Statement of Changes in Net Assets

Statement of Assets and Liabilities as of December 31, 2011

Statement of Operations for the Year Ended December 31, 2011

Statement of Changes in Net Assets

Report of Independent Registered Public Accounting Firm

(2)	Exhibits

(a)	Second Amended and Restated Agreement and Declaration of Trust of Registrant (3)

(i) Statement of Preferences for the [ ] Preferred Shares (4)

(b)	Amended and Restated By-Laws of Registrant (3)

(c)	Not applicable

(d)	(i) Form of Specimen Common Share Certificate (1)

(ii) Form of Specimen Share Certificate for the [ ]% Series [ ] Cumulative Preferred Shares (3)

(iii) Form of Specimen Share Certificate for the Series [ ] Auction Rate Preferred Shares (3)

(iv) Form of Subscription Certificate for Common Shares (4)

(v) Form of Subscription Certificate for [ ]% Series___ Cumulative Preferred Shares (4)

(vi) Form of Indenture (3)

(vii) Form T-1 (4)

(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of Registrant (5)

(f)	Not applicable

(g)	Form of Investment Advisory Agreement between Registrant and Gabelli Funds, LLC (1)

(h)	Form of Underwriting Agreement (4)

(i)	Not applicable

(j)	Form of Custodian Agreement (1)

(k)	(i) Form of Registrar, Transfer Agency and Service Agreement (1)

(ii) Form of Rights Agent Agreement (4)

(l)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to legality (3)

(m)	Not applicable

(n)	(i)	Consent of Independent Registered Public Accounting Firm (6)

	(ii)	Powers of Attorney (3)

(o)	Not applicable

(p)	Form of Initial Subscription Agreement (1)

(q)	Not applicable

(r)	(i)	Code of Ethics of the Fund and the Investment Adviser (1)

	(ii)	Joint Code of Ethics for Chief Executive and Senior Financial Officers (1)

(1)	Previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on May 25, 2004 (333-113621).

(2)	Previously filed with the Registrant’s Registration Statement on Form N-2 filed November 21, 2007 (333-147575).

(3)	Previously filed with the Registrant’s Registration Statement on Form N-2 filed September 19, 2011.

(4)	To be filed by Amendment.

(5)	Included in Prospectus

(6)	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 66 of the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$8,540
NYSE MKT listing fee	$40,000
Printing expenses	$200,000
Auditing fees and expenses	$30,000
Legal fees and expenses	$400,000
FINRA fees	$-
Miscellaneous	$96,460

Total	$775,000

Item 28.	Persons Controlled by or Under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities as of September 30, 2012:

Class of Shares	Number of Record Holders
Common Shares	12

Item 30.	Indemnification

Article IV of the Registrant’s Agreement and Declaration of Trust provides as follows:

4.1  No personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the general corporation law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

4.2  Mandatory Indemnification. (a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

(b)  Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision by (i) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c)  The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met. (1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d)  The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

(e)  Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law as if the Trust were a corporation organized under the Delaware General Corporation Law provided that such indemnification has been approved by a majority of the Trustees.

4.3  No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

4.4  Reliance on experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

Section 9 of the Investment Advisory Agreement provides as follows:

(a)  The Fund hereby agrees to indemnify the Adviser and each of the Adviser’s trustees, officers, employees, and agents (including any individual who serves at the Adviser’s request as director, officer, partner, trustee or the like of another corporation) and controlling persons (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees (all as provided in accordance with applicable corporate law) reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth above in this paragraph or thereafter by reason of his having acted in any such capacity, except with respect to any matter as to which he shall have been adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Fund and furthermore, in the case of any criminal proceeding, so long as he had no reasonable cause to believe that the conduct was unlawful, provided, however, that (1) no indemnitee shall be indemnified hereunder against any liability to the Fund or its shareholders or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”), (2) as to any matter disposed of by settlement or a compromise payment by such indemnitee, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless there has been a determination that such settlement or compromise is in the best interests of the Fund and that such indemnitee appears to have acted in good faith in the reasonable belief that his action was in the best interest of the Fund and did not involve disabling conduct by such indemnitee and (3) with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the full Board of the Fund. Notwithstanding the foregoing the Fund shall not be obligated to provide any such indemnification to the extent such provision would waive any right which the Fund cannot lawfully waive.

(b)  The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Fund receives a written affirmation of the indemnitee’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to reimburse the Fund unless it is subsequently determined that he is entitled to such indemnification and if the trustees of the Fund determine that the facts then known to them would not preclude indemnification. In addition, at least one of the following conditions must be met: (A) the indemnitee shall provide a security for his undertaking, (B) the Fund shall be insured against losses arising by reason of any lawful advances, or (C) a majority of a quorum of trustees of the Fund who are neither “interested persons” of the Fund (as defined in Section 2(a)(19) of the Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”) or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(c)  All determinations with respect to indemnification hereunder shall be made (1) by a final decision on the merits by a court or other body before whom the proceeding was brought that such indemnitee is not liable by reason of disabling conduct or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of the Disinterested Non-Party Trustees of the Fund, or (ii) if such a quorum is not obtainable or even, if obtainable, if a majority vote of such quorum so directs, independent legal counsel in a written opinion.

The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

Underwriter indemnification provisions to be filed by Amendment.

Item 31.	Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the SEC pursuant to the 1940 Act (Commission File No. 801-26202).

Item 32.	Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Registrant’s custodian, State Street Bank and Trust, 225 Franklin Street, Boston, Massachusetts 02110, in part at the offices of the Registrant’s sub-administrator, PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware, 19809, and in part at the offices of Computershare Trust Company, N.A., P.O. Box 43025, Providence, RI 02940-3025.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.  Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.  Not applicable.

3.  Not applicable.

4.  Registrant undertakes:

(a)  to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)  to include any prospectus required by Section 10(a) (3) of the Securities Act;

(2)  to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(3)  to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(4)  if (i) it determines to conduct one or more offerings of the Fund’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per common share.

(b)  that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)  that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)  the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.  Registrant undertakes:

(a)  that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)  that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.  Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registrant’s Registration Statement has been signed on behalf of the Registrant, in the City of Rye, State of New York, on the 18th day of December, 2012.

THE GABELLI GLOBAL UTILITY & INCOME TRUST

By:	/S/ BRUCE N. ALPERT
Bruce N. Alpert President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the 18th day of December, 2012. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

NAME	TITLE
* Anthony J. Colavita	Trustee
* James P. Conn	Trustee
* Mario d’Urso	Trustee
* Vincent D. Enright	Trustee
* Michael J. Melarkey	Trustee
* Salvatore M. Salibello	Trustee
* Salvatore J. Zizza	Trustee
/s/ Bruce N. Alpert Bruce N. Alpert	President, Principal Executive Officer and Attorney-in-Fact
/s/ Agnes Mullady Agnes Mullady	Principal Financial Officer

*	Pursuant to Powers of Attorney

INDEX TO EXHIBITS

Exhibit No.	Description

(n)(i)	Consent of independent registered public accounting firm†

†	Filed herewith.